As filed with the Securities and Exchange Commission on April 2, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cheetah Mobile Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12/F, Fosun International Center Tower

No. 237 Chaoyang North Road

Chaoyang District, Beijing 100022

People’s Republic of China

Tel: +86-10-6292-7779

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

4th Floor, 400 Madison Avenue

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852-3740-4700	James C. Lin, Esq. Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong +852-2533-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A ordinary shares, par value US$0.000025 per share(1)	US$300,000,000	US$38,640

(1)	American depositary shares issuable upon the deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333 - ). Each American depositary share represents Class A ordinary shares.
(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2014

             American Depositary Shares

Cheetah Mobile Inc.

REPRESENTING              CLASS A ORDINARY SHARES

Cheetah Mobile Inc., formerly known as Kingsoft Internet Software Holdings Limited, is offering              American depositary shares, or ADSs. This is our initial public offering and no public market exists for our ADSs or ordinary shares. We anticipate that the initial public offering price will be between US$             and US$             per ADS.

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Class B ordinary shares outstanding immediately after the completion of this offering will constitute approximately             % of our total outstanding shares and             % of the voting power, assuming the underwriters do not exercise their option to purchase additional ADSs. Immediately after the completion of this offering, Kingsoft Corporation Limited will continue to be our controlling shareholder and will hold              Class B ordinary shares, which represents             % of our aggregate voting rights, assuming the underwriters do not exercise their option to purchase additional ADSs. We will be a controlled company as defined in the New York Stock Exchange Listed Company Manual. Our other existing shareholders, including our directors and executive officers and their affiliates, as well as our investors, TCH Copper Limited and Matrix Partners Funds, will hold a total of              Class B ordinary shares, respectively.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

We intend to have our ADSs listed on the New York Stock Exchange, or NYSE, under the symbol “            .”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 14.

PRICE $             AN ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company
Per ADS	$	$	$
Total	$	$	$

[(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”]

We have granted the underwriters the right to purchase up to an additional              shares of ADSs to cover over-allotments at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2014.

MORGAN STANLEY	J.P. MORGAN	CREDIT SUISSE

MACQUARIE CAPITAL

                    , 2014.

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You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Dealer Prospectus Delivery Obligation

Until             , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADS, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Overview

Our mission is to make the internet and mobile experience faster, safer and easier for users worldwide. To achieve this mission, we have developed a platform that offers mission critical applications for our users and global content distribution channels for our business partners, both of which are powered by our proprietary cloud-based data analytics engines.

For our users, our diversified suite of mission critical applications optimizes internet and mobile system performance and provides real time protection against known and unknown security threats. We had 329.5 million monthly active users for all of our applications in December 2013 and our applications have been installed on 346.6 million mobile devices as of December 31, 2013. See “Conventions Which Apply To This Prospectus” for the definition of “monthly active users.”

Set forth below is a brief description of our core applications for users.

•	Clean Master, which is a junk file cleaning, memory boosting and privacy protection application, had 150.7 million installations as of December 31, 2013, and 83.9 million monthly active users and 43.3 million average daily active users in December 2013. See “Conventions Which Apply To This Prospectus” for the definition of “average daily active users.” It was the No. 6 application worldwide excluding games on Google Play in terms of the number of monthly downloads in December 2013, according to App Annie Limited, or App Annie, a third party market research firm. It was also the No. 4 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch, a third party market research firm.

•	Battery Doctor, which is a power optimization application, had 165.2 million installations as of December 31, 2013, and 52.5 million monthly active users and 22.8 million average daily active users in December 2013. It was the sixth most downloaded productivity application on Google Play in December 2013, according to App Annie. It was also the No. 1 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch.

•	Duba Anti-virus, which is an internet security application, had 141.0 million monthly active users and 58.3 million average daily active users in December 2013. We are the second largest provider of internet security applications in China in terms of monthly active users in December 2013, according to iResearch.

•	Cheetah Browser, which is our safe internet browser launched in June 2012 for PCs and June 2013 for mobile devices, had 50.6 million monthly active users and 17.5 million average daily active users in December 2013.

•	Photo Grid, which is a popular photo collage application, had 41.1 million installations as of December 31, 2013, and 20.9 million monthly active users and 2.6 million average daily active users in December 2013. It ranked No. 3 in terms of the number of monthly downloads in the Photography category worldwide on Google Play in December 2013.

For our business partners, our platform provides them multiple user traffic entry points and global content distribution channels capable of delivering targeted content to hundreds of millions of people. Our business partners share revenues with us and promote our products and services. We have benefited significantly from our cooperation with over 380 online marketing business partners in 2013, including major Chinese internet companies Alibaba, Baidu and Tencent.

Set forth below is a brief description of our core platform products for business partners.

•	Duba.com personal start page, which aggregates popular online resources and provides users quick access to most of their online destinations, had 46.8 million monthly active users in December 2013, according to iResearch.

•	Cheetah personalized recommendation engine, which recommends targeted content and services for users of our Cheetah Browser, had 50.6 million monthly active users in December 2013.

•	Game centers, through which we have published over 400 games as of December 31, 2013.

•	Mobile app stores, which include our Mobile Assistant application stores in China and other in-app application stores, have offered approximately one million third party mobile applications as of December 31, 2013.

•	Kingmobi mobile advertising network, which we launched in December 2013.

Our proprietary cloud-based data analytics engines are the core of our platform. For our users, the data analytics engines perform real time analysis of mobile applications, program files and websites on their devices for behavior that may impair system performance or impose security risks. For our business partners, the data analytics engines help create user interest graphs according to a number of dimensions such as online shopping, gaming and frequently used applications, thus facilitating targeted content delivery.

Although substantially all of our applications are free to our users, our massive user base has created ample monetization opportunities for us and our business partners. We generate revenues from our online marketing services by referring traffic from our platform to e-commerce companies and search engine providers and by selling advertisements. We generated 73.8% and 81.7% of our revenues from online marketing services in 2012 and 2013, respectively. We also generate revenues by providing internet value-added services, or IVAS, currently mainly from online games.

We have achieved significant growth in recent years. Our revenues increased from RMB140.1 million in 2011 to RMB287.9 million in 2012, representing a 105.6% growth, and to RMB749.9 million (US$123.9 million) in 2013, representing a 160.5% growth. Our net income was RMB62.0 million (US$10.2 million) in 2013, a 530.0% increase over our net income of RMB9.8 million in 2012, compared to a net loss of RMB30.2 million in 2011.

Our Strengths

We believe the following competitive strengths have contributed to our growth and created significant barriers to entry for our competitors:

•	massive, highly engaged and fast-growing global user base;

•	diversified suite of mission critical applications for users;

•	continuous R&D and innovation focused on optimizing user experience;

•	cloud-based data analytics engines enhancing platform performance;

•	proven monetization model driven by platform products and extensive network of business partners; and

•	experienced management team with strategic vision and a proven execution track record.

Our Strategies

We aim to make the internet and mobile experience faster, safer and easier for users worldwide. To achieve this mission, we intend to:

•	further grow our mobile user base;

•	deepen our global penetration;

•	enhance monetization capabilities; and

•	pursue strategic investment and acquisition opportunities.

Our Industry

The global mobile internet industry is developing rapidly with the continuous enhancement of infrastructure, and the increasing use of smartphones and other mobile devices which have become more affordable. According to IDC, an independent market research firm, global mobile internet users totaled approximately 1.0 billion in 2012, representing a 36.5% increase over the user base in 2009, and are expected to reach approximately 2.3 billion in 2017, representing a five-year CAGR of 15.8%. The Android operating system has become the world’s most commonly used operating system for smartphones. According to IDC, Android-based smartphones are expected to have approximately 78.6% market share of global smartphone shipments in 2013, compared with 15.2% market share for iOS-based smartphones and other mobile devices, and are well positioned to maintain a strong leadership position for the foreseeable future.

Mobile apps have become a popular means of engaging end users and delivering digital content and services. According to App Annie, there were more than 1.1 million apps available on Google Play worldwide, and 1.0 million apps available in the Apple App Store as of December 31, 2013. This massive amount of mobile apps creates a challenge for efficient application discovery and distribution in app stores. The lack of application discovery capability calls for an industry wide solution, and gradually alternative application discovery and distribution channels emerge and become popular, including recommendation engines of super apps and mobile browsers. There are only eight non-game applications with over 50 million cumulative downloads on Google Play worldwide in the second half of 2013, including Facebook, WhatsApp and Clean Master. Such applications are commonly referred to as “super apps.” Super apps are ideal channels for application distribution because they have a combination of critical factors that enable an application to identify its potential audience in a targeted way. We believe the global mobile internet industry is still at an early stage and is poised for significant growth and monetization opportunities.

In China, the numbers of internet users is expected to continue to grow in the foreseeable future. According to the China Internet Network Information Center, or CNNIC, a not-for-profit organization, the number of internet users in China reached 618 million as of December 31, 2013, making China the largest internet market in the world based on the number of users. According to iResearch, the number of internet users in China is expected to increase to approximately 850 million in 2017. Meanwhile, the mobile internet population in China has grown substantially. According to CNNIC, the number of mobile internet users in China reached 500 million as of December 31, 2013 and is expected to increase to 745 million in 2017, representing a four-year CAGR of 10.5%. As Chinese users have continued to embrace the internet, mobile devices and internet and mobile applications, they have encountered an increasingly complex internet experience. As a result, the internet security and system optimization market in China has grown significantly over the past five years, reaching 493 million users, or 80% of the online population in 2013.

Established internet companies are likely to benefit from the increasing user traffic migration from internet to mobile internet due to multiple competitive advantages in establishing and growing their mobile internet presence, including recognized brand names, large and loyal user base, robust technology infrastructure, as well as proven monetization capabilities and strong connections with other business partners. Therefore, established internet companies are well positioned to offer their products services on both internet and mobile internet platforms to serve their large and loyal user base and monetize their user base.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including but not limited to those relating to our ability to:

•	retain or continue to grow our user base and maintain our level of user engagement;

•	achieve continued growth in, or successful monetization of, our mobile business operations;

•	maintain our relationships with our significant business partners;

•	compete effectively in various aspects of our business; and

•	successfully penetrate international markets.

In addition, we face risks and uncertainties related to our compliance with applicable PRC regulations and policies, particularly those risks and uncertainties associated with our control over our variable interest entities, which is based on contractual arrangements rather than equity ownership.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate Information

Our principal executive offices are located at 12/F, Fosun International Center Tower, No. 237 Chaoyang North Road, Chaoyang District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +86-10-6292-7779. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., of 4th Floor, 400 Madison Avenue, New York, New York 10017.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.ijinshan.com. The information contained on our website is not a part of this prospectus.

Corporate History and Structure

Our company was incorporated in Cayman Islands in July 2009 by Kingsoft Corporation Limited, or Kingsoft Corporation, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888). In August 2009, we established our wholly owned subsidiary in Hong Kong, Kingsoft Internet Security Software Corporation Limited, and renamed it as Cheetah Technology Corporation Limited, or Cheetah Technology, in September 2012. Subsequent to our incorporation, Kingsoft Corporation initiated a series of restructuring transactions in 2009 and 2010. As a result of this restructuring, Zhuhai Juntian Electronic Technology Co., Ltd., or Zhuhai Juntian, an entity previously wholly owned by Kingsoft Corporation that was incorporated in China, became wholly and directly owned by Cheetah Technology in December 2009. Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, was incorporated in November 2009 in China as a wholly and directly owned subsidiary of Zhuhai Juntian.

Beike Internet (Beijing) Security Technology Co., Ltd, or Beike Internet, was incorporated in April 2009 and subsequently became a subsidiary of a variable interest entity of Kingsoft Corporation in August 2010. Beike Internet became one of our VIEs in January 2011 through restructuring.

In October 2010, we acquired 100% equity interest in Conew.com Corporation, which was incorporated in the British Virgin Islands. As part of the acquisition, we acquired 100% equity interest in Conew Network Technology (Beijing) Co., Ltd., or Conew Network, and obtained effective control over Beijing Conew Technology Development Co., Ltd., or Beijing Conew, one of our VIEs, through contractual arrangements. Conew Network was incorporated in China in March 2009, and Beijing Conew was incorporated in China in December 2005. Beijing Conew offered internet security services starting in May 2010 but has been dormant since our acquisition of Conew.com corporation.

Our other three VIEs, namely, Beijing Kingsoft Network Technology Co., Ltd., or Beijing Network, Beijing Antutu Technology Co., Ltd., or Beijing Antutu, and Guangzhou Kingsoft Network Technology Co., Ltd., or Guangzhou Network, were incorporated in China in July 2012, June 2013, and September 2013, respectively. Suzhou Jiangduoduo Technology Co., Ltd., a subsidiary of Beike Internet, was incorporated in China in January 2014.

Due to certain restrictions under PRC laws on foreign ownership and investment in value-added telecommunications services in China, we conduct our operations in China principally through contractual arrangements with our VIEs in China and their respective shareholders. Each of our VIEs and their respective shareholders entered into contractual arrangements with either Beijing Security or Conew Network, our wholly owned subsidiaries. See “Corporate History and Structure—Corporate Structure—Contractual Arrangements with Our VIEs” for details. The VIEs contributed 16.2%, 65.3% and 91.0% of our total consolidated revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

Our contractual arrangements with each of our VIEs and their shareholders enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits of our VIEs in consideration for the services provided by Beijing Security and Conew Network, our wholly owned subsidiaries in China; and

•	have an exclusive option to purchase all of the equity interests in our VIEs, when and to the extent permitted under PRC law, regulations or legal proceedings.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Notes: (1)	See “Principal Shareholders” for the other beneficial owners of our company.
(2)	We exercise effective control over Beijing Network through contractual arrangements with Beijing Network and Mr. Ming Xu and Mr. Wei Liu , who own 50% and 50% of the equity interest in Beijing Network, respectively.
(3)	We exercise effective control over Beijing Conew through contractual arrangements with Beijing Conew and Mr. Sheng Fu and Mr. Ming Xu, who own 62.73% and 37.27% of the equity interest in Beijing Conew, respectively. Beijing Conew has remained dormant since October 2010.
(4)	We exercise effective control over Beijing Antutu through contractual arrangements with Beijing Antutu and Mr. Ming Xu and Mr. Wei Liu, who own 50% and 50% of the equity interest in Beijing Antutu, respectively.
(5)	We exercise effective control over Beike Internet through contractual arrangements with Beike Internet and Mr. Sheng Fu and Ms. Weiqin Qiu, who own 35% and 65% of the equity interest in Beike Internet, respectively.
(6)	We exercise effective control over Guangzhou Network through contractual arrangements with Guangzhou Network and Mr. Ming Xu and Ms. Weiqin Qiu, who own 50% and 50% of the equity interest in Guangzhou Network, respectively.
*	Formerly known as Kingsoft Internet Software Holdings Limited.

Our Dual Class Share Structure

Upon completion of this offering, we will have a dual class ordinary share structure. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. All of our outstanding ordinary shares prior to this offering will be re-designated as Class B ordinary shares and all of our outstanding preferred shares will be automatically converted into Class B ordinary shares immediately prior to the completion of this offering. All share-based compensation awards, including restricted shares, regardless of grant dates, will entitle holders to purchase Class A ordinary shares once the vesting and exercise conditions on such share-based compensation awards are met. Holders of Class A and Class B ordinary shares will have the same rights, including dividend rights, except that holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share, and Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon the transfer of any Class B ordinary share, such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. Each ADS being sold in this offering represents          Class A ordinary shares. See “Description of Share Capital—Ordinary Shares” for more details regarding our Class A ordinary shares and Class B ordinary shares.

After the completion of this offering, Kingsoft Corporation will continue to retain a majority of our aggregate voting rights due to its equity interests in our company and our dual-class share structure. Kingsoft Corporation will hold              Class B ordinary shares, representing             % of our aggregate voting rights, immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolutions or the unanimous written consent of all shareholders. After the completion of this offering, we will be a controlled company as defined in the NYSE Listed Company Manual, and we intend to rely on the “controlled company” exemption from the corporate governance requirements of NYSE.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

THE OFFERING

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs.

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full) will be outstanding immediately upon the completion of this offering, comprised of (i) Class A ordinary shares, par value US$0.000025 per share (or Class A ordinary shares in total if the underwriters exercise their over-allotment option in full to purchase additional ADSs), and (ii) Class B ordinary shares, par value US$0.000025 per share. The Class A ordinary shares and Class B ordinary shares outstanding immediately after the completion of this offering will represent % and % of our total outstanding shares, respectively, and % and % of our total voting power, respectively.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.000025 per share. The ADSs may be evidenced by an ADR.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for such an exchange.

We may amend or terminate the deposit agreement [for any reason] without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement entered into between us and , which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary

Use of proceeds	We plan to use the net proceeds we receive from this offering to penetrate selected international markets, invest in research and development efforts and sales and marketing activities and for other general corporate purposes, including strategic investments and acquisitions that complement our businesses and help us expand our product offerings.

See “Use of Proceeds” for additional information.

Dividend policy	We declared a special dividend of RMB17.7 million to Kingsoft Corporation in November 2009, which was fully paid in 2013. In addition, we declared a special dividend of RMB43.1 million in August 2011 to Kingsoft Corporation which was fully paid in 2011. We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Lock-up	[We, all of our directors and executive officers, our existing shareholders and certain holders of our restricted shares] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See “Underwriting” for more information.

NYSE symbol	We intend to have the ADSs listed on the NYSE under the symbol “ .”

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depositary Trust Company, or DTC, on , 2014.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus to some of our directors, officers, employees, business associates and related persons.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes re-designation or conversion of all our outstanding ordinary shares and preferred shares as of the date of this prospectus into Class B ordinary shares immediately upon the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes Class A ordinary shares issuable upon exercise of our outstanding restricted share awards; and

•	excludes Class A ordinary shares reserved for future issuance under our 2011 share award scheme and 2013 equity incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2011, 2012 and 2013 and the summary consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements, the related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands, except for number of shares)
Summary Consolidated Statement of Comprehensive Income (Loss) Data:
Revenues	140,054	287,927	749,911	123,876
Online marketing services	23,916	212,443	612,565	101,189
IVAS	—	2,354	83,155	13,736
Internet security services and others	116,138	73,130	54,191	8,951
Cost of revenues(1)	(53,737)	(71,560)	(140,526)	(23,213)

Gross profit	86,317	216,367	609,385	100,663

Operating expenses:
Research and development(1)	(79,105)	(114,329)	(217,846)	(35,986)
Selling and marketing(1)	(28,810)	(57,167)	(201,504)	(33,286)
General and administrative(1)	(15,301)	(34,408)	(97,817)	(16,158)

Total operating expenses	(123,216)	(205,904)	(517,167)	(85,430)

Operating profit/(loss)	(36,899)	10,463	92,218	15,233

Income/(loss) before taxes	(32,832)	14,759	110,688	18,285

Income tax benefit/(expense)	2,597	(4,915)	(48,670)	(8,040)

Net income/(loss)	(30,235)	9,844	62,018	10,245

Earnings/(loss) per share:
Basic	(0.0345)	0.0097	0.0567	0.0094
Diluted	(0.0345)	0.0094	0.0538	0.0089

Weighted average number of shares used in computation:
Basic	875,944,795	908,457,367	929,119,153	929,119,153
Diluted	875,944,795	1,046,982,205	1,135,982,953	1,135,982,953

(1)	The amount of share-based compensation costs for the years ended December 31, 2011 and 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	94	21	10	2
Research and development expenses	4,313	6,663	14,520	2,399
Selling and marketing expenses	47	609	2,835	468
General and administrative expenses	1,381	12,994	20,031	3,309

Total	5,835	20,287	37,396	6,178

	As of December 31,
	2012	2013
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	134,376	530,536	87,638
Short-term investments	40,376	55,780	9,214
Total assets	316,995	909,593	150,253
Total current liabilities	152,062	263,968	43,603
Total liabilities	156,869	315,525	52,119
Total mezzanine equity	119,976	441,941	73,004
Total shareholders’ equity	40,150	152,127	25,130

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for purposes of this prospectus only:

•	“Cheetah Mobile Inc.,” “we,” “us,” “our company” and “our” refer to Cheetah Mobile Inc., formerly known as Kingsoft Internet Software Holdings Limited, its subsidiaries and, in the context of describing our operations and consolidated financial data, also include our variable interest entities, Beijing Antutu, Beike Internet, Guangzhou Network, Beijing Network, and Beijing Conew;

•	“ADSs” refers to our American depositary shares, each of which represents Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus, Hong Kong, Macau and Taiwan;

•	“Ordinary shares” prior to the completion of this offering refers to our ordinary shares, par value US$0.000025 per share and, upon the completion of this offering, to our Class A and Class B ordinary shares, par value US$0.000025 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•	Number of “daily active users,” in reference to all of our products, refers to the number of computers, tablets or smartphones on which one or more of our products have been installed or downloaded and that accessed the internet at least once during a given day; and number of “daily active users,” in reference to an individual product, refers to the number of computers, tablets or smartphones on which such product has been installed or downloaded and that accessed the internet at least once during a given day. A single device with multiple applications installed is counted as one user. A single person with applications installed on multiple devices is counted as multiple users. Multiple persons using a single device are counted as one user. We derive the number of daily active users for our products by combining (i) the number of active users of our mobile applications, which is based on our internal statistics, and (ii) the number of active users of our PC based applications, which is provided by iResearch;

•	Number of “monthly active users,” in reference to all of our products, refers to the number of computers, tablets or smartphones on which one or more of our products have been installed or downloaded and that accessed the internet at least once during the relevant month; and number of “monthly active users,” in reference to an individual product, refers to the number of computers, tablets or smartphone on which such product has been installed or downloaded and that accessed the internet at least once during the relevant month. A single device with multiple applications installed is counted as one user. A single person with applications installed on multiple devices is counted as multiple users. Multiple persons using a single device are counted as one user. We derive the number of monthly active users for our products by combining (i) the number of active users of our mobile applications, which is based on our internal statistics, and (ii) the number of active users of our PC based applications, which is provided by iResearch;

•	Number of “installations” of an application, as of a specified date, refers to the cumulative number of installations of that application from the product’s launch date to the date specified; and

•	“Variable interest entities,” or “VIEs,” refers to those entities incorporated in PRC consolidated in our financial statements and over which our subsidiaries exercise effective control through a series of contractual arrangements.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

If we fail to retain or grow our user base, or if our users decrease their engagement with our mission critical applications, our business, financial condition and results of operations would be materially and adversely affected.

The size of our user base and our users’ level of engagement are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging active users. We have been consistently anticipating user demand and developing innovative products and services in an effort to attract and retain users. However, the internet and mobile industries are characterized by constant and rapid technological changes. As a result, users may switch from one set of products to others more quickly than in other sectors. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase levels of user engagement and monetization. Our user growth and engagement could be adversely affected if:

•	we fail to maintain the popularity of our existing mission critical applications among users;

•	we are unsuccessful in launching new, compelling applications in a cost-effective manner to further diversify our product offerings;

•	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect the user experience;

•	there are user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements or consent decrees;

•	we fail to provide adequate customer service to users; or

•	we do not maintain our brand image or our reputation is damaged.

Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our products, services, or infrastructure. If we fail to retain or continue to grow our user base, or if our users decrease their engagement with our mission critical applications, our business, financial condition and results of operations would be materially and adversely affected.

We only began to offer and monetize our mission critical mobile applications recently, and there is uncertainty as to whether we can achieve continued growth in, or successful monetization of, our mobile business operations.

A substantial majority of our revenues have been derived from our internet applications. Although our mobile applications have proven to be highly popular, we have a short operating history and limited experience in the mobile internet industry. We launched our first mobile application, Battery Doctor, in July 2011. Our Clean Master mobile applications were introduced in 2012, and we acquired the Photo Grid mobile application in 2013. The mobile internet industry is characterized by constant change, including but not limited to rapid technological evolution, shifting user demands, frequent introduction of new products and services and constant emergence of new industry standards, operating systems and practices. We received and may continue to receive complaints from users regarding our mobile applications primarily regarding privacy settings and certain third-party website promotion activities on our mobile applications. We have not incurred any material costs to address the complaints. If we are unable to address user complaints timely or at all, our reputation may be harmed and our user base may decline. As a result of these factors and our limited mobile internet industry experience, we may not be able to sustain the popularity of our existing mobile applications or introduce new mobile applications that meet the expectations of our users and business partners.

Even if we succeed in continuing to attract a growing user base for our mobile applications, we may not be able to monetize our mobile operations successfully. The mobile internet industry only began to experience rapid growth in recent years, and there are relatively few proven monetization models for us to monetize our mobile traffic. We are currently exploring a number of monetization models for our mobile business. We generate our mobile revenues primarily through mobile advertising and mobile game publishing services. If the mobile advertising and mobile game publishing industries fail to grow as we expect, or if we fail to introduce effective monetization models for our mobile applications, our business, financial condition and results of operations may be materially and adversely affected.

Because a small number of business partners contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant business partner or a significant portion of its business.

Currently, a small number of business partners contribute a significant portion of our revenues. In 2013, our five largest business partners in aggregate contributed approximately 65% of our revenues, with Alibaba, Baidu and Tencent accounting for 25%, 19% and 14% of our total revenues, respectively. We expect that our top five business partners will continue to contribute a significant portion of our revenues in the near future. If we lose any of these business partners, or if a significant business partner substantially reduces its spending with us, our business, financial condition and results of operations may be materially and adversely affected.

We rely on online marketing for the majority of our revenues, and our profitability and financial prospects may be affected by the revenue sharing and fee arrangement with our business partners.

We generated 17.1%, 73.8% and 81.7% of our revenues, respectively, from online marketing services in 2011, 2012 and 2013. We generate revenues from our online marketing services by referring traffic from our platform to e-commerce companies and search engine providers and by selling advertisements. The revenue sharing and fee arrangement with these business partners are subject to change. For example, our fee arrangement with one of our significant business partners was changed from a pay per click and pay per sale model to pay per sale only model for certain traffic we refer to them, which affected our revenues in 2013. If our business partners reduce or discontinue their advertising spending with us, we fail to attract new advertising customers or the fees we receive for the traffic we refer to our business partners significantly decrease, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in our businesses. In the internet space, we mainly compete with Qihoo 360 in China’s internet security and anti-virus market. In the mobile space, we compete with other mobile application developers, including those developers offer products purported to perform similar functions as Clean Master and Battery Doctor. In addition, we compete with all major internet companies for user attention and advertising spend.

Some of our competitors have longer operating histories and significantly greater financial, technological and marketing resources than we do and, in turn, have an advantage in attracting and retaining users, advertisers and other business partners. If we are not able to effectively compete in any aspect of our business or if our reputation is harmed by negative publicity relating to us, our products and services or our key management, our overall user base may decrease, which could make us less attractive to advertisers and other business partners, and our business, financial condition and results of operations may be materially and adversely affected.

If our mission critical applications fail to address security threats and optimize system performance or otherwise do not work properly, we may lose users and our business, financial condition and results of operations may be materially and adversely affected.

Our users rely on our mission critical applications to optimize internet and mobile system performance and provide real time protection against security threats. Our applications are highly technical and complex and, when deployed, may contain defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by our users.

Our mission critical applications for users rely on our cloud-based data analytics engines to optimize system performance and protect against security threats. The data analytics engines include our most up-to-date security threats library and application behavior library in the cloud and our mission critical applications only include a subset of these libraries on the users’ end devices. If our data analytics engines do not function properly, or if the infrastructure supporting the data analytics engine malfunctions, our mission critical applications may not achieve optimal results.

Our cloud-based analytics engines employ a heuristic, or experience-based, approach to detect unknown security threats and behavior of unknown mobile applications. However, new malware and malicious applications are continuously appearing and evolving, and our detection technologies may not detect all forms of security threats or malicious applications encountered by our users.

In addition, our mission critical applications may not work properly with the Windows, Android or iOS operating systems if we cannot promptly upgrade our applications following any changes or updates to these operating systems. We previously experienced system disruption due to compatibility issues resulting from an update to the Windows operating system.

Any of these defects, vulnerabilities or failures may cause security breaches and suboptimal internet and mobile system performance, which could result in damage to our reputation, decrease in our user base and loss of advertising customers, and our business, financial condition and results of operations may be materially and adversely affected.

If any system failure, interruption or downtime occurs, our business, financial condition and results of operations may be materially and adversely affected.

Although we seek to reduce the possibility of disruptions and other outages, our mission critical mobile and PC applications may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. While we locate our servers in multiple data centers across China, as well as in the United States, Hong Kong and Singapore, our system are not fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precautions we may take, the occurrence of natural disasters or other unanticipated problems at our hosting facilities could result in interruptions in the availability of our products and services. Any interruption in the ability of our users to use our applications could damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative internet mobile products.

Our servers may experience downtime from time to time, which may adversely affect our brands and user perception of the reliability of our systems. Any scheduled or unscheduled interruption in the ability of users to use our servers could result in an immediate, and possibly substantial, loss of revenues.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third party mobile application distribution channels such as Google Play and iOS App Store to distribute most of our mobile applications to users. In China, where Google Play is not available, we collaborate with similar local distribution channels to distribute our mobile applications. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Google Play, iOS App Store or any of the major distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

As most of our mobile applications are created for Android devices, a decrease in the popularity of the Android ecosystem may materially and adversely affect our mobile business.

Most of our mobile applications are created for Android devices. Any significant downturn in the overall popularity of the Android ecosystem or the use of Android devices could materially and adversely affect the demand for and revenues generated from our mobile applications. Although the Android ecosystem has grown rapidly in recent years, it is uncertain whether it will continue to grow at a similar rate in the future. In addition, due to the constantly evolving nature of the mobile industry, another operating system for mobile devices may eclipse Android and decrease its popularity. To the extent that our mobile applications continue to mainly support Android devices, our mobile business would be vulnerable to any decline in popularity of the Android operating system.

If we fail to source suitable third party products, such as online games, on reasonable terms, our IVAS revenues may be materially and adversely affected.

We derive a portion of our revenues from IVAS, which mainly include game publishing services. The success of our IVAS business depends on our ability to source suitable third party products on reasonable terms. For example, we have exclusive publishing or joint operating arrangements for games we publish on our platform. We may not be able to identify popular and profitable games and license such games on acceptable terms. We may incur significant expenses in exclusive game publishing arrangements with game developers if their products prove to be unpopular. Game developers with popular games may discontinue their cooperation with us. In addition, increased competition in China’s game publishing market may negatively impact the fee sharing between game developers and us. Should any of these occur, our business, financial condition and results of operations may be materially and adversely affected.

We have a limited operating history in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.

Our business has rapidly expanded internationally since we released our Clean Master overseas version in September 2012 and established KS Mobile Inc. in the U.S. in the fourth quarter of 2012. As of December 31, 2013, approximately 47% of our mobile monthly active users were from China, while the remainder were from overseas markets, mostly the United States, Asia (excluding China) and Europe. One of our key growth strategies is to continue our global expansion, which exposes us to a number of risks, including:

•	challenges in formulating effective local sales and marketing strategies targeting internet and mobile users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in identifying appropriate local third party business partners and establishing and maintaining good working relationships with them;

•	challenges in selecting suitable geographical regions for global expansion;

•	fluctuations in currency exchange rates;

•	compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements; and

•	increased costs associated with doing business in foreign jurisdictions.

Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our increasingly globalized operations.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of March 31, 2014, within China, we had registered 135 domain names, including www.ijinshan.com and www.duba.com, 96 copyrights, eight patents and 41 trademarks. In addition, we have filed 489 trademark applications and 445 patent applications in China. We have one registered trademark in the U.S. and have filed a total of 329 trademark applications overseas. There can be no assurance that any of our pending patent, trademark or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

Monitoring for infringement or other unauthorized use of our intellectual property rights is difficult and costly, and we cannot be certain that we can effectively prevent such infringement or unauthorized use of our intellectual property, particularly in countries where laws may not protect our proprietary rights to the same extent as in the United States. From time to time, we may need to resort to litigation or other proceedings to enforce our intellectual property rights, which could result in substantial cost and diversion of resources. Our efforts to enforce or protect our intellectual property rights may be ineffective and could result in the invalidation or narrowing of the scope of our intellectual property or expose us to counterclaims from third parties, any of which may adversely affect our business and operating results.

In addition, it is often difficult to create and enforce intellectual property rights in China and other countries outside of the United States. Even where adequate, relevant laws exist in China and other countries outside of the United States, it may not be possible to obtain swift and equitable enforcement of such laws, or to enforce court judgments or arbitration awards delivered in another jurisdiction. Accordingly, we may not be able to effectively protect our intellectual property rights in such countries. Additional uncertainty may result from changes to intellectual property laws enacted in the jurisdictions in which we operate, and from interpretations of intellectual property laws by applicable courts and government bodies.

Our confidentiality and invention assignment agreements with our employees and third parties, such as consultants and contractors, may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of such unauthorized use or disclosure. Trade secrets and know-how are difficult to protect, and our trade secrets may be disclosed, become known or be independently discovered by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider confidential and proprietary. If we are not able to adequately protect our trade secrets, know-how and other confidential information, intellectual property or technology, our business and operating results may be adversely affected.

We may be subject to intellectual property infringement lawsuits which could result in our payment of substantial damages or license fees or adversely affect our product and service offerings.

Third parties may own technology patents, copyrights, trademarks, trade secrets and internet content, which they may use to assert claims against us. Our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us or our users. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. For example, as we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If a claim of infringement brought against us in the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunction or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel.

Competitors and other third parties may claim that our officers or employees have infringed, misappropriated or otherwise violated their software, confidential information, trade secrets or other proprietary technology in the course of their employment with us. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers and employees, we cannot guarantee that any policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to injunction or court orders or required to redesign our products or technology, any of which could adversely affect our business, financial condition and results of operations.

Further, we license and use technologies from third parties in our applications. These third-party technology licenses may not continue to be available to us on acceptable terms or at all, and may expose us to liability. Any such liability, or our inability to use any of these third-party technologies, could result in disruptions to our business that could materially and adversely affect our operating and financial results.

Some of our applications contain open source software, which may pose increased risk to our proprietary software.

We use open source software in some of our applications, including our Cheetah Browser, which incorporates Chromium browser technology, and will use open source software in the future. In addition, we regularly contribute source code to open source software projects and release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer them to avoid infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our management team, key employees and skilled personnel, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our management team and key employees—in particular, Mr. Sheng Fu, our chief executive officer and Mr. Ming Xu, our chief technology officer. The loss of Mr. Fu, Mr. Xu or any of our management team members could harm our business. In addition, if our key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, which could result in significant disruptions to our business. The integration of any replacement personnel could be time-consuming, expensive and cause additional disruption to our business. If any of our core management team members or key employees joins a competitor or forms a competing company, we may lose customers, know-how and staff.

Each of our executive officers and key employees has agreed to non-competition obligations. However, these agreements may not be enforceable in China, where our executives and key employees reside, in light of uncertainties relating to China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” In addition, if one or more of our executives or other key personnel do not act in the best interests of our company when a conflict of interest arises, our business, prospects and reputation may be harmed.

Allegations or lawsuits against us or our management may harm our reputation and have a material and adverse impact on our business, results of operations and cash flows.

We have been, and may become, subject to allegations or lawsuits brought by our competitors, customers or other individuals or entities, including claims of breach of contract or unfair competition. Any such allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. We cannot assure you that neither we nor our management will be subject to allegations or lawsuits in the future. Allegations or lawsuits against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract advertisers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

Our CEO, Mr. Sheng Fu, is named in a lawsuit filed by Qihoo 360 Technology Co. Ltd. in Hong Kong; there is uncertainty as to the outcome of this lawsuit and its impact on us.

In September 2011, Mr. Sheng Fu, our chief executive officer, was named as a defendant in a lawsuit filed by Qihoo 360 Technology Co. Ltd., or Qihoo, in the High Court of the Hong Kong Special Administrative Region. The complaint was subsequently amended in May 2012, July 2012 and January 2014. The amended complaint alleges that Mr. Fu has breached his contractual obligations of confidentiality, non-competition, non-solicitation and non-disparagement under the agreements Mr. Fu had entered into with a subsidiary of Qihoo prior to his resignation from the subsidiary in August 2008. The complaint asserts that Mr. Fu was a product manager of Qihoo and was responsible for, and participated in, product design and research of certain anti-virus products, including 360 Anti-virus and 360 Safe Guard, and had access to the related confidential information, trade secret, technology and know-how.

In connection with the above claims, the complaint specifically alleges that Mr Fu: (i) used confidential information of Qihoo to develop, by himself or through Beijing Conew Technology Development Co. Ltd., or Beijing Conew, and Conew Network Technology (Beijing) Co., Ltd., or Conew Network, an anti-virus product released around May 2010 that was allegedly substantially similar to Qihoo’s 360 Anti-virus and 360 Safe Guard and infringed upon the confidential information, trade secrets and other rights of Qihoo; (ii) engaged in or dealt with businesses and products that directly competed with the businesses and/or products of Qihoo within the 18-month restricted period; (iii) employed employees of Qihoo within the 18-month restricted period, including Mr. Ming Xu, our chief technology officer, who was the then director of technology of 360 Safe Guard, a division of Qihoo; and (iv) publicly made certain negative statements about Qihoo.

Qihoo is seeking a court declaration that Qihoo’s repurchase of its shares previously granted to Mr. Fu under Qihoo’s share incentive plan at a nominal value was valid, a court order that Mr. Fu cease to use any confidential information or know-how of Qihoo, damages for disparagement, and a court order that Mr. Fu account to Qihoo for any profits that he earned as a result of the alleged breach.

Mr. Fu joined us in October 2010 when we acquired Conew.com Corporation for which Mr. Fu served as the chief executive officer prior to the acquisition. Our product offerings do not include, and are not derived from, the anti-virus products referenced in the complaint. Mr. Fu believes that Qihoo’s allegations are without merit and intends to contest them vigorously. However, it is inherently difficult to predict the length, process and outcome of any court proceedings. Any litigation, regardless of the merits, can be time consuming and can divert Mr. Fu’s attention away from our business. Should Qihoo prevail in the lawsuit against Mr. Fu, Mr. Fu’s reputation may be harmed and he may be ordered to cease using such confidential information. Moreover, although neither we nor Mr. Ming Xu have been named as a defendant in the lawsuit, we cannot guarantee that Qihoo will not initiate proceedings against us or Mr. Ming Xu, in the future, which could adversely affect our reputation, business and results of operations.

Future strategic investments or acquisitions may not be successful and may have a material and adverse effect on our business, reputation and results of operations.

We intend to continue to pursue strategic investments or acquisitions to expand our business. These transactions could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties and increased expenses in integrating new businesses and personnel, any of which may materially and adversely affect our business, reputation and results of operations. We may fail to select appropriate acquisition targets, negotiate acceptable arrangements (including arrangements to finance acquisitions) or integrate the acquired businesses and their personnel into our own. Likewise, we may have limited ability to monitor or control the actions of our strategic partners and, to the extent any such strategic partner suffers negative publicity or harm to its reputation from events relating to its own business, we may also suffer negative publicity or harm to our reputation by association.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

If we fail to effectively manage our growth, our business and operating results could be harmed.

Our revenues and net income have grown significantly in recent years. Our revenues increased from RMB140.1 million in 2011 to RMB287.9 million in 2012, representing a 105.6% growth, and further to RMB749.9 million (US$123.9 million) in 2013, representing a 160.5% growth. Our net income was RMB62.0 million (US$10.2 million) in 2013, a 530.0% increase over our net income of RMB9.8 million in 2012, compared to a loss of RMB30.2 million in 2011.

In recent years, we have reoriented our business model, expanded our product offerings to include a wide array of mission critical applications and rapidly established our market position in China and globally. While we expect our user base for mobile applications to continue to grow, we do not expect our PC user base for internet applications will show a similar trend. Accordingly, the growth and successful monetization of our mobile business and the continued monetization of our internet user base are critical for the continued growth of our business. In addition, our ability to grow our online game business will be limited by a non-competition agreement we will enter into with Kingsoft Corporation. For more information, see “Related Party Transactions—Transactions and Agreements with Kingsoft Corporation and its Subsidiaries—Non-compete undertaking.” To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. In addition, we must maintain and expand our relationships with a growing number of users and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance.

We rely on certain assumptions to calculate our active user figures, and real or perceived inaccuracies may harm our reputation and adversely affect our business.

We derive the number of daily active users and monthly active users of our applications using a combination of our internal statistics and data provide by a third-party research firm. Our internal statistics have not been independently verified. While we believe third-party data we use are reliable, we have not independently verified such data. Furthermore, there are inherent challenges in measuring usage across our large user base. For example, we calculate number of active users based on the number of unique devices. We count each device on which one or more of our applications have been installed as a single user. As such, a single individual using our applications on multiple devices is counted as multiple users, while multiple individuals sharing a device on which our applications are installed is counted as a single user. Thus, the number of our daily active users and monthly active users may not accurately reflect the actual number of users of our applications.

Our measures of user base and user activity may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers, business partners or investors do not perceive our user metrics to be accurate representations of our user base or user activity, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and business partners may be less willing to allocate their spending or resources to us, which could negatively affect our business and operating results.

Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Revenues from online marketing services are typically higher in the fourth quarter due to peak shopping season and increased marketing campaigns during the period. We generally experience weaker demands for online marketing services in the first quarter of each year due to the Chinese New Year holidays. Thus, our operating results in one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs may fluctuate significantly.

If we fail to build, maintain and enhance our brands, incur excessive expenses in this effort or if there is confusion in the market between our brands and that of Kingsoft Corporation, our business, results of operations and prospects may be materially and adversely affected.

We believe that building, maintaining and enhancing our brands are critical to the success of our business and our ability to compete. Well-recognized brands are important to increasing our number of users and expanding our online marketing business.

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed, such as:

•	our ability to provide a convenient and reliable user experience as user preferences evolve and we expand into new applications;

•	our ability to increase brand awareness among existing and potential users, advertisers and business partners through various marketing and promotional activities;

•	our ability to adopt new technologies or adapt our applications to meet user needs or the expectations of our advertisers and other business partners;

•	our ability to maintain and enhance our brands in the face of potential challenges from third parties;

•	actions by the business partners, through whom we collect revemues and perform other business functions, that may affect our reputation;

•	actions by Kingsoft Corporation, from whom we license the name “Kingsoft,” that may affect the “Kingsoft” brand; and

•	our ability to differentiate our brands and products from those of Kingsoft Corporation.

In addition, we recently changed our corporate name and company logo as part of our corporate re-branding efforts. The change of our corporate name and logo is to better align our corporate name with the products we offer, and we will continue our efforts to strengthen our key brand assets, including Clean Master, Battery Doctor and Duba Antivirus. However, there is no assurance that we will be able to achieve the same or similar name recognition or status under our new corporate brand as that we have enjoyed. If our customers and business partners do not accept our new brand, our sales, performance and business relationships could be adversely affected.

As we expand, we may conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the outcomes we expect. In addition, any negative publicity in relation to our mission critical applications, regardless of its veracity, could harm our brands and reputation.

Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our results of operations.

Our business partners, including our game developers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, our business partners may affect our business activities and reputation and, in turn, our results of operations. For example, we cooperate with online game developers to publish their games through our mission critical applications. The online game industry is highly regulated in China and many other jurisdictions, and online game operators are generally required to obtain licenses and permits, to complete filing procedures for specific mobile games and to comply with various requirements when conducting business. We require our partners in the online game industry to provide their licenses, permits or filing documents relating to the relevant online games before entering into cooperation arrangements with them, but we cannot assure you that such commercial partners or other developers will continue to maintain all applicable permits and approvals, and any noncompliance on their part may cause potential liabilities to us and disrupt our operations.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated, as is the online game industry. Our VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the

State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet and online games businesses. Operators must obtain various government approvals and licenses for relevant internet or mobile business.

We have obtained Internet Content Provider Licenses, or ICP licenses, for provision of internet information services, Online Culture Operating Licenses for operation of online games and Computer Information System Security Products Sales Licenses for our internet and mobile security applications. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

We are also required to obtain an Online Culture Operating License from the MOC and an Internet Publishing License from SARFT in order to operate and distribute games through the internet and mobile networks. Each online game is also required to be approved by SARFT prior to the commencement of its operations in China. For domestic online games, within 30 days after the commencement of operation, the operator must finish the registration process with the MOC. Furthermore, an online game operator is required to obtain approval from the MOC in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. While we endeavor to comply with the registration requirements, some of the developers of the games we publish, who have contractual obligations to procure such approval from SARFT, have not obtained such approval, and certain of the games we published were not registered within 30 days of their commencement of operations. We cannot assure you that we, or our game developers, will be able to obtain all the required permits, approvals or licenses in a timely manner, or at all.

In addition, we recently entered into an agreement to purchase certain assets relating to an online lottery business. After the closing of this transaction, we intend to use the assets acquired to engage in certain online lottery business. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance, or MOF, on September 26, 2010, an approval from the MOF is required for conducting online lottery business. Moreover, on January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. The Lottery Implementation Rules became effective as of March 1, 2012 and explicitly stipulate that the welfare lotteries and sports lotteries sold without the Ministry of Finance’s approval and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. Therefore, in addition to MOF’s approval, the Lottery Implementation Rules further request the online lottery sales agency to obtain proper authorization from the Lottery Issuing Authority and the Lottery Sales Office to conduct lottery business. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013. These new measures expressly allow Internet lottery sales after obtaining an approval from the MOF. However, there are no associated implementation rules. We currently do not have such an approval, and our online lottery business may be suspended by relevant governmental authorities. We plan to apply for this approval if we are required to do so under newly issued rules or regulations or by relevant government authorities. However, if we fail to obtain this approval if and when we are required to do so, we may be subject to regulatory penalties for lack of such approval, our reputation may be harmed and our business may be adversely affected.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Failure to comply with data privacy and protection laws and regulations could damage our reputation, deter current and potential users from using our applications and subject us to fines and damages, which could have material adverse effects on our business and results of operations.

We are subject to the data privacy and protection laws and regulations adopted by PRC and foreign governmental agencies. Data privacy laws restrict our storage, use, processing, disclosure, transfer and protection of non-public personal information provided to us by our users. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of user information. In addition, we are also subject to regulation under U.S. state law regarding the publication and dissemination of our privacy policy with respect to user data. It is possible that we may become subject to additional U.S. state or federal legislation or other foreign government’s rules and regulations regarding the use of personal information or privacy-related matters, which may conflict with, or be more stringent than, the regulations to which we are currently subject. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices.

While we strive to protect our users’ privacy and comply with all applicable data protection laws and regulations, any failure or perceived failure to do so may result in proceedings or actions against us by government entities or others, and could damage our reputation, deter current and potential users from using our applications and subject us to fines and damages. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used by, accessible to or shared with advertisers or others may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns regarding the collection, use or disclosure of personal information or other data privacy-related matters, even if unfounded, could damage our reputation and results of operations. Negative publicity in relation to our applications regardless of its veracity, could seriously harm our reputation, which in turn may deter current and potential users from using our applications, which could have material adverse effects on our business and results of operations.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China and the safety of our network and infrastructure.

Our business depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. A more sophisticated internet infrastructure may not be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage. Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect our network and infrastructure may experience attacks specifically designed to impede the performance of our products and services, misappropriate proprietary information or harm our reputation. Because the techniques used by hackers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate them effectively. The theft, unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, brand reputation and user base, and our users and customers may assert claims against us related to resulting losses arising from security breaches. Our business could be subject to significant disruption and our results of operations may be affected.

Security breaches or hacking incidents could have a material adverse effect on our reputation, business prospects and results of operations.

Any significant breach of the security of our computer systems could significantly harm our business, reputation and results of operations and expose us to lawsuits brought by our users and business partners and to sanctions by governmental authorities in the jurisdictions in which we operate and may result in significant damage to our internet security brand. We cannot assure you that our IT systems will be completely secure from future security breaches or hacking incidents. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal information of our users, obtain users’ names and passwords and enable hackers to access users’ other online and mobile accounts, if those users use identical user names and passwords. They could also misappropriate other information, including financial information, uploaded by our users in a secure environment. These circumventions may cause interruptions in our operations or damage our brand image and reputation. Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could cause system interruptions, website slowdown or unavailability, delays in communication or transactions, or loss of data. We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. Any significant security breach or attack on our system could result in a material adverse impact on our reputation, business prospects and results of operations.

We may incur net losses and experience negative cash flow from operating activities in the future and may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.

We have incurred net losses in the past and we may incur losses in the future as we grow our business. In the first quarter of 2014, we granted a total of 57,148,631 restricted shares to our executive officers and employees, and we expect to incur share-based compensation expenses in an aggregate estimated amount of US$52.2 million over four to five years, which will likely result in a net loss for this quarter. In addition, we experienced negative cash flow from operating activities of RMB7.2 million in 2011. Although we generated positive cash flow from operating activities in the amount of RMB45.8 million in 2012 and RMB198.2 million (US$32.7 million) in 2013, we may experience negative cash flows again in the future.

We may not be able to achieve or sustain profitability or positive cash flow from operating activities and, if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. Further, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceedings and a total loss of your investment.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share award scheme in May 2011, or the 2011 Plan, and a 2013 equity incentive plan in January 2014, or the 2013 Plan. Under the 2011 Plan, as amended in September 2013, we are authorized to grant restricted share awards to purchase a maximum of 100,000,000 ordinary shares. Under the 2013 Plan, we are authorized to grant options or other types of awards to purchase a maximum of 64,497,718 ordinary shares. See “Management—Share Incentive Plans” for a detailed discussion. In 2011, 2012 and 2013, we recorded RMB5.8 million, RMB20.3 million and RMB37.4 million, respectively, in share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. In the first quarter of 2014, we granted a total of 57,148,631 restricted shares to our executive officers and employees, and we expect to incur share-based compensation expenses in an aggregate estimated amount of US$52.2 million over four to five years. The expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are a “controlled company” within the meaning of the rules of NYSE Listed Company Manual as well as a foreign private issuer. As a result, we expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After the completion of this offering, Kingsoft Corporation will own             % of the total voting rights in our company, assuming the underwriters do not exercise their option to purchase additional ADSs, and we will be a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we intend to rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

•	a majority of our board of directors consist of independent directors;

•	our compensation committee be composed entirely of independent directors; and

•	our corporate governance and nominating committee be composed entirely of independent directors.

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemption, our investors will not have the same protection as they would if we were not a controlled company.

In addition, because Kingsoft Corporation will own             % of the total voting rights in our company, assuming the underwriters do not exercise their option to purchase additional ADSs, it will have decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Kingsoft Corporation, we may be prevented from entering into transactions that could be beneficial to us. The interests of Kingsoft Corporation and our other large shareholders may differ from the interests of our other shareholders.

Furthermore, because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a shareholder of a U.S. issuer.

We may have conflicts of interest with Kingsoft Corporation and, because of Kingsoft Corporation’s controlling voting interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Kingsoft Corporation and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

Cooperation framework agreement. Historically, we have entered into various transactions from time to time with Kingsoft Corporation and its subsidiaries. For the years ended December 31, 2011 and 2012 and 2013, we recognized aggregate fees of RMB21.3 million, RMB16.3 million and RMB14.4 million (US$2.4 million), respectively, to Kingsoft Corporation and its subsidiaries for certain promotion services, licensing services, leasing and miscellaneous services they provided to us. For the same aforementioned periods, we recognized aggregate revenue of RMB5.3 million, RMB2.9 million and RMB4.4 million (US$727,000), respectively, from Kingsoft Corporation and its subsidiaries for certain licensing services and technology support services that we provided to Kingsoft Corporation and its subsidiaries. On December 27, 2013, we entered into a cooperation framework agreement with Kingsoft Corporation for the period from January 1, 2014 to December 31, 2016 with respect to such ongoing transactions. So long as Kingsoft Corporation continues to control us, we may not be able to bring a legal claim against them in the event of contractual breach, notwithstanding our contractual rights under the cooperation framework agreement described above and other inter-company agreements entered into from time to time.

Sale of shares in our company. Kingsoft Corporation may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

Our board members or executive officers may have conflicts of interest. Our company has certain common directors and officers with Kingsoft Corporation. Mr. Jun Lei, the chairman of our board of directors, also currently serves as the chairman and nonexecutive director of Kingsoft Corporation. Mr. Hongjiang Zhang, one of our board directors, is currently also the chief executive officer and director of Kingsoft Corporation. Mr. Yuk Keung Ng, one of our board directors, is currently also the chief financial officer and director of Kingsoft Corporation. Mr. Wei Liu, one of our board directors, is also a vice president of Kingsoft Corporation. Mr. Sheng Fu, our chief executive officer and director, also serves as a senior vice president at Kingsoft Corporation. A number of our directors and executive officers also own shares and/or options to purchase shares in Kingsoft Corporation. Kingsoft Corporation may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Corporation and us.

Allocation of business opportunities. Business opportunities may arise that both we and Kingsoft Corporation find attractive, and which would complement or expand our respective businesses. Subject to the non-compete agreement entered into between Kingsoft Corporation and us in             , 2014, Kingsoft Corporation may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

Developing business relationships with Kingsoft Corporation’s competitors. So long as Kingsoft Corporation remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other Internet based software developers, distributors and service providers in China. This may limit the effectiveness of our online advertisement and not be in the best interests of our company and our other shareholders.

Although our company is a standalone entity, we expect to operate, for as long as Kingsoft Corporation is our controlling shareholder, as part of Kingsoft Group. Kingsoft Corporation may from time to time make strategic decisions that it believes are in the best interests of the Kingsoft Group as a whole. These decisions may be different from the decisions that we would have made on our own. Kingsoft Corporation’s decisions with respect to us or our business may be resolved in ways that favor Kingsoft Corporation and therefore Kingsoft Corporation’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

We may be the subject of anti-competitive, harassing or other detrimental conduct that could harm our reputation and cause us to lose users and customers and adversely affect the price of our ADSs.

In the future we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Allegations, directly or indirectly against us or any of our executive officers, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our business, prospectus or financial performance. The harm may be immediate without affording us an opportunity for redress or correction. In addition, such conduct may include complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory or internal investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect the price of our ADSs.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, we and Ernst & Young Hua Ming LLP, an independent registered public accounting firm, noted a material weakness in our internal control over financial reporting. The material weakness identified was our lack of financial reporting personnel with the requisite U.S. GAAP and SEC financial reporting expertise. We have implemented and are continuing to implement a number of measures to address the material weakness. For example, we have recently appointed a chief financial officer, hired a number of financial reporting and internal control personnel with U.S. GAAP and SEC financial reporting expertise, and have established an internal audit function. We also plan to hire additional personnel with U.S. GAAP and SEC financial reporting expertise. We have not incurred any material costs to date but we are not able to estimate with reasonable certainty the costs that we will need to incur to remediate the material weakness and improve our internal control over financial reporting in the future. For details about this material weakness, and the steps we have taken and plan to take to remediate this material weakness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” We intend to remediate this material weakness in our internal control over financial reporting by the end of the first full year after the completion of this offering. However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for the purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or significant deficiencies may have been identified.

Upon the completion of this offering, we will become a public company in the United States and will be subject to Section 404 and the applicable rules and regulations thereunder. Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

We have limited business insurance coverage. Any interruption of our business may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our financial condition and results of operations.

Insurance products available in China currently are not as extensive as those offered in more developed economies. Consistent with customary industry practice in China, our business insurance is limited and we do not carry real property or business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured damage to our systems or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our financial condition and results of operations.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the tensions in Japan’s relationship with China. The internet industry may be affected by economic downturns. A prolonged slowdown in the global or Chinese economy, may lead to a reduced amount of internet advertising, which could materially and adversely affect our business, financial condition and results of operations.

Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on the financing available to us. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of Chinese economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of Chinese economy.

Any catastrophe, including natural catastrophes, outbreaks of health pandemics or other extraordinary events, could disrupt our business operations.

Our operations may be vulnerable to interruption and damage from natural or other catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. We cannot predict the incidence, timing and severity of such events. If any catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our users and could decrease demand for our products. Because we do not carry property insurance and significant time could be required to resume our operations, our financial position and results of operations could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be adversely affected by the outbreak of health pandemics, including influenza A, such as H7N9, severe acute respiratory syndrome (SARS) or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet and mobile businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.

Foreign ownership of internet-based and mobile-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising, distribution and operation of online games through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services. Specifically, foreign ownership of an internet information provider may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

We are a Cayman Islands company and we conduct our operations in China primarily through our VIEs, including Beijing Antutu, Beike Internet, Guangzhou Network, Beijing Network, and Beijing Conew. We exercise effective control over our VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with two of our wholly-owned PRC subsidiaries, namely, Beijing Security and Conew Network. Our contractual arrangements with our VIEs and their shareholders enable us to exercise effective control over our VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

On September 28, 2009, the General Administration of Press and Publication, or the GAPP, which later integrated with the State Administration for Radio, Film and Television to become SARFT effective from March 22, 2013, the National Copyright Administration and the Office of National Work Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determinations” and the Relevant Explanations of the State Commission Office for Public Sector Reform and Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic mobile game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted. As no detailed interpretation of Circular 13 has been issued to date, it is not clear how Circular 13 will be implemented. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or having had their arrangements terminated under Circular 13 since the effective date of the circular. Furthermore, as some other primary government regulators, such as the MOFCOM, the MOC, and the MIIT, did not join in issuing Circular 13, the scope of the implementation and enforcement of Circular 13 remains uncertain. In the event that we, our PRC subsidiaries or our VIEs are found to be in violation of the prohibition under Circular 13, the SARFT, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which may include suspension or revocation of relevant licenses and registrations.

Based on the advice of our PRC legal counsel, Han Kun Law Offices, the contractual arrangements among our PRC subsidiaries, our VIEs, their shareholders and us, as described in this prospectus, are valid, legal and binding on each of the above-mentioned parties thereto in accordance with the terms of respective contractual arrangements. However, we were further advised by Han Kun Law Offices that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and that these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to that of our PRC legal counsel.

If our corporate structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including

•	levying fines or confiscating our income or the income of our PRC subsidiaries or our VIEs;

•	revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or our VIEs;

•	shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations;

•	requiring us to discontinue or restrict our operations;

•	requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. Our VIEs contributed most of our consolidated net revenues in the years ended December 31, 2012 and 2013. If the imposition of any of the above penalties were to cause us to lose the rights to direct the activities of our VIEs or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

We rely on contractual arrangements with our VIEs and their shareholders for the operation of our business, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with our VIEs, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our VIEs are owned directly by Messrs. Sheng Fu, Ming Xu and Wei Liu, who are also our core management and/or director, as well as Ms. Weiqin Qiu, an affiliate of our company. For additional details on these ownership interests, see “Corporate History and Structure.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their shareholders and us, we are effectively subject to PRC value-added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of their respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIEs and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if they become subject to late payment fees or other penalties.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs include Messrs. Sheng Fu, Ming Xu and Wei Liu, who are also our core management and/or director, as well as Ms. Weiqin Qiu, an affiliate of our company. Conflicts of interest may arise between the roles of Messrs. Sheng Fu, Ming Xu and Wei Liu as shareholders, directors or officers of our company and as shareholders of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our VIEs have executed shareholder voting proxy agreements to appoint our applicable PRC subsidiary or a person designated by such PRC subsidiary to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our wholly-owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ADSs and ordinary shares and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Conew Network and Zhuhai Juntian, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.

Currently, our parent company Kingsoft Corporation, and FaX Vision Corporation, which is a company jointly owned by our founders, Mr. Sheng Fu and Mr. Ming Xu, together beneficially own an aggregate of 67.6% of our outstanding shares. Upon the completion of this offering, they will beneficially own an aggregate of              of our Class B shares, or             % of our then outstanding shares, and             % of the then total voting

power, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

In addition, if any of our core management team members violates the terms of their non-competition or other employment agreements with us, or their legal duties by diverting business opportunities from us, it will result in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. Although, after the completion of this offering, we will adopt a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our existing officers or directors may materially and adversely affect our business operations. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Principal Shareholders.”

We may lose the ability to use and enjoy vital assets held by our VIEs if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our VIEs hold certain assets, such as patent applications and software copyrights for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If any of these VIEs goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such VIEs undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of any violation of these policies and rules until after such violation. Such unpredictability, including uncertainty as to the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in China and a significant number of our users, advertisers, suppliers and business partners are from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development through industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and, since 2012, Chinese economic growth has slowed. Any prolonged slowdown in the Chinese economy may reduce the demand for our applications and adversely affect our business, financial condition and results of operations.

We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on internet and mobile internet businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry, including mobile internet companies. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	There is uncertainty related to the regulation of internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and our VIEs may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “PRC Regulation.” Except for the bulletin board system services and online game operations that we provide in support of our applications, we are currently not required by PRC law to ask users for their real name and personal information when they register for a user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future.

•

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including internet publication and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In July 13, 2006, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services. This circular prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this circular, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet and mobile internet businesses in China, including our business. There are also risks that we may be found to have violated existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

If any of our online games business activities is deemed to be in violation of law, we may have to cease or modify our online game operations, which could have a material and adverse effect on our business and results of operations.

All online games currently offered on our platform are licensed by and operated with game developers. Except for an Internet Publishing License, we have obtained licenses which we believe are sufficient for our online game offerings. However, the MOC or other competent government authorities may reinterpret existing laws, regulations or policies or promulgate and implement new ones, which may require us to cease or modify our online games business. Any such modification to our online games business may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. In addition, we have requested our online game business partners to obtain and maintain all necessary licenses. However, we cannot assure you that all of our business partners have obtained or updated all necessary licenses, permits or registrations, from or with relevant governmental authorities. If any of such business partners fails to do so, we may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations.

Content posted or displayed on our mobile and PC platforms and applications such as duba.com and 9724.com, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. For a detailed discussion, see “PRC Regulation.”

Since our inception, we have worked to monitor the content on our platforms and applications and to make the utmost effort to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our mobile and PC platforms and applications is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

We may also be subject to potential liability for any unlawful actions by our users or third party service providers on our platform. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users and third party business parties on our mobile and PC platforms and applications, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights. Even if we manage to identify and remove offending third party content, we may still be held liable.

In addition, under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platforms and applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our PC and mobile platforms and applications are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated

Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If the PRC tax authorities determine that the Company or any of its non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then the Company or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

In that case, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that dividends by our PRC subsidiaries to our non-PRC holding companies will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in our ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC

Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also points out that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained the certificate of new software enterprise were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. Zhuhai Juntian and Beijing Security became qualified for this benefit starting in 2010. As a result, Zhuhai Juntian was eligible for a 12.5% preferential tax rate from 2011 to 2013. Beijing Security was eligible for a 0% preferential tax rate from 2010 to 2011, followed by a 12.5% preferential tax rate from 2012 to 2014. Each of Beike Internet, Beijing Network and Conew Network has obtained a new software enterprise certification, and, subject to the approval of competent tax authorities in Beijing, will be entitled to a preferential tax rate. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or VIEs in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or VIEs in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

The approval of the China Securities Regulatory Commission may be required in connection with this offering and, if required, we cannot assure you that we will be able to obtain it.

On August 8, 2006, six PRC regulatory agencies, namely, the MOC, the State Assets Supervision and Administration Commission, SAT, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the 2006 M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The 2006 M&A Rules purport to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Our PRC counsel has advised that the 2006 M&A Rules do not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, given that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

•	our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC subsidiaries and any of our consolidated affiliated entities, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the 2006 M&A Rules.

However, there are uncertainties regarding the interpretation and application of PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to that of our PRC legal counsel. If it is determined that CSRC approval is required for this offering, we may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC although, to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business and the trading price of our ADSs. CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that settlement and delivery may not occur.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, and other related regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Jun Lei, Mr. Sheng Fu and Mr. Ming Xu have completed foreign exchange registration in connection with our financings and share transfer that were completed before the end of 2013. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options will be subject to these regulations upon the completion of this offering. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these uses are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOC or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from the foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 9, 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries and to convert such proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, for at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company registered in the Cayman Islands. We rely principally on dividends and other distributions from our PRC subsidiaries for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. The majority of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) authorizes the SEC to deny any person, temporarily or permanently, the ability to practice before the SEC if found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. On February 12, 2014, these four PRC-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. If the SEC’s final decision is decided against the accounting firms, the accounting firms can then further appeal the final decision in the federal appellate courts. While we cannot predict the outcome of these proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements in connection with this offering under the Securities Act of 1933, as amended, or the Securities Act, or those of public companies registered under the Exchange Act after our completion of this offering. Such a determination could ultimately lead to the delay or abandonment of this offering, or, after the completion of this offering, delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The Chinese has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing allowance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, which became effective in January 2008 and its implementation rules effective as of September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our users by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected. Also, as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition and results of operations could be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAIC.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and VIEs have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. Some designated legal representatives of our PRC subsidiaries and VIEs are members of our senior management team who have signed employment undertaking letters with us or our PRC subsidiaries and VIEs under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our subsidiaries and VIEs. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or VIEs, we, our PRC subsidiaries or VIEs would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Our ADSs and This Offering

An active trading market for our shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We intend to list our ADSs on the NYSE. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. Even if an active public market for our ordinary shares or ADSs develops, we cannot assure you that it will continue. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in trading price. The trading performance of these Chinese companies’ securities after their offerings, including the securities of companies in the internet and mobile internet businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the third quarter of 2011 and the second quarter of 2012, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	fluctuations in our user or other operating metrics;

•	fluctuations in the stock price of our parent company, Kingsoft Corporation;

•	failure on our part to realize monetization opportunities as expected;

•	changes in revenues generated from our significant business partners;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of our ADSs.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. If we elect not to comply with the abovementioned auditor attestation requirements or to comply with new or revised accounting standards, our investors may not have access to certain information they may deem important.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There will be          ADSs (equivalent to          Class A ordinary shares) outstanding immediately after this offering, or          ADSs (equivalent to          Class A ordinary shares) if the underwriters exercise their options to purchase additional ADSs in full. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with this offering, we and our officers, directors and our shareholders have agreed not to sell any shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition,          Class A ordinary shares underlying our outstanding options as of the closing of this offering will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional Class A ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their Class A ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$         per ADS (assuming that no outstanding options to acquire Class A ordinary shares are exercised). This number represents the difference between our pro forma as adjusted net tangible book value per ADS of US$         as of December 31, 2013, after giving effect to this offering and the assumed initial public offering price of US$         per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt our fourth amended and restated articles of association that will become effective immediately upon completion of this offering. Our new articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights, and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman

Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree, and such use may not produce income or increase our ADS price.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply them. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, or that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with those instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our third amended and restated memorandum and articles of association which is currently in effect, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Our proposed dual-class voting structure will limit your ability to influence corporate matters, and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our outstanding ordinary shares and preferred shares as of the date of this prospectus will be automatically re-designated or converted into Class B ordinary shares immediately prior to the completion of this offering. We intend to maintain the dual-class voting structure after the completion of this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of ordinary shares, our existing shareholders will collectively own approximately     % of the voting power of our outstanding shares immediately after this offering and will have considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, our parent company Kingsoft Corporation, and FaX Vision Corporation, a company jointly owned by Mr. Sheng Fu and Mr. Ming Xu, our founders and core management, will beneficially own approximately             % and             % of our total outstanding shares, respectively, representing             % and             % of our total voting power immediately after this offering, respectively. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs for United States federal income tax purposes, and based upon our current and expected income and assets (taking into account the expected proceeds from this offering) and projections as to the value of our ADSs and Class A ordinary shares following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or

Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our ability to retain and increase our user base and business partners and expand our product and service offerings;

•	our ability to monetize our platform;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our expectation regarding the use of proceeds from this offering;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business condition globally and in China; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third parties, including industry data from iResearch, App Annie and IDC. All industry publications and reports referred to in this prospectus generally indicate that the information contained therein was obtained from sources believed to be reliable, but such publications and reports do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified such data.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$              million, or approximately US$              million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. A US$1.00 change in the assumed initial public offering price of US$              per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$              million, or approximately US$              million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, to retain talented employees by providing liquidity to their equity incentives and to obtain additional capital. We plan to use the net proceeds we receive from this offering as follows:

•	US$ million to penetrate selected international markets;

•	US$ million to expand and strengthen our sales and marketing efforts;

•	US$ million to strengthen our research and developments capabilities; and

•	the balance for other general corporate purposes, including working capital needs and potential acquisitions.

The foregoing represents our current intentions based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the net proceeds differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” We will apply to obtain approval from the Ministry of Commerce or its local counterparts for such increase and register the changes with the State Administration for Industry and Commerce and the SAFE or their local counterparts. Zhuhai Juntian and Conew Network can then convert the increased registered capital in foreign currencies into Renminbi and use the Renminbi within their respective approved business scope. We may keep a portion of the net proceeds offshore for our foreign currency needs. Due to PRC legal restrictions on loans in foreign currencies extended to any PRC domestic companies, and because our VIEs are generally able to conduct business with revenues generated from their own daily operations, we do not intend to finance the activities of our VIEs with the net proceeds of this offering.

DIVIDEND POLICY

We declared a special dividend of RMB17.7 million to Kingsoft Corporation in November 2009, which was fully paid in 2013. In addition, we declared a special dividend of RMB43.1 million in August 2011 to Kingsoft Corporation, which was fully paid in 2011. We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” and “PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into 224,905,170 Class B ordinary shares immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (a) the automatic conversion of all of our outstanding preferred shares into 224,905,170 Class B ordinary shares immediately upon the completion of this offering and (b) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	RMB	RMB	RMB
(in thousands)
Convertible preferred shares
Shareholders’ equity:

Ordinary shares (US$0.000025 par value; 1,775,094,830 shares authorized, 1,000,551,482 shares issued and 900,551,482 outstanding on an actual basis(2); Class B ordinary shares issued and outstanding on a pro forma basis and Class A ordinary shares and Class B ordinary shares issued and outstanding on a pro forma as adjusted basis)

Additional paid-in capital(3)
Accumulated other comprehensive income
Accumulated deficit
Total shareholders’ equity(3)
Total liabilities, convertible preferred shares and shareholders’ equity(3)

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Excluded 100,000,000 ordinary shares held by the trustee pursuant to our 2011 share award scheme and a trust deed dated May 26, 2011.
(3)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$ per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our outstanding preferred shares which will automatically convert into our Class B ordinary shares upon the completion of this offering.

Our net tangible book value as of December 31, 2013 was approximately US$             per ordinary share and US$             per ADS. Net tangible book value per ordinary share represents the amount of total assets, minus the amount of total liabilities and intangible assets, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share. Because our Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented here based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to (1) the conversion of all of our preferred shares into Class B ordinary shares, which will occur automatically upon the completion of this offering, and (2) our issuance and sale of              ADSs in this offering, at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at December 31, 2013 would have been US$             per outstanding ordinary share, including Class A ordinary shares underlying our outstanding ADSs, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per Class A ordinary share is US$             and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per Class A ordinary share
Net tangible book value per ordinary share as of December 31, 2013
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares as of December 31, 2013
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering
Amount of dilution in net tangible book value per ordinary share to new investors in the offering
Amount of dilution in net tangible book value per ADS to new investors in the offering

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2013, the differences between the shareholders as of December 31, 2013, including holders of our preferred shares that will be automatically converted into Class B ordinary shares upon the completion of this offering, and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

If the underwriters were to fully exercise the over-allotment option to purchase additional Class A ordinary shares from us, the percentage of our ordinary shares held by existing shareholders would be             %, and the percentage of our ordinary shares held by new investors would be             %.

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$             million, US$             million, US$             and US$            , respectively, assuming the sale of ADSs at US$            , the mid-point of the range set forth on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because a significant portion of our business is primarily conducted in China and a majority of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.0537 to US$1.00, the rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 28, 2014, the rate was RMB6.2117 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
Year ended:
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537

Month ended:
2013
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.1448	6.0591
March (through March 28)	6.2117	6.1707	6.2273	6.1183

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Under the deposit agreement with our depositary,                                  , the federal or state courts in the City of New York shall have non-exclusive jurisdiction over any suit, action, proceeding or dispute that may arise out of or in connection with the deposit agreement, and with regard to any claim or dispute arising from the relationship created by the deposit agreement, the depositary, in its sole discretion, is entitled to refer such dispute or difference for final settlement by arbitration, with the seat and place of the arbitration being New York, New York. Moreover, under the contractual arrangements that we entered into with Beijing Antutu, Beike Internet, Guangzhou Network, Beijing Network, Beijing Conew and their respective shareholders, any disputes arising from those contracts that cannot be resolved through friendly negotiations will be resolved through arbitration conducted through China International Economic and Trade Arbitration Commission.

Our PRC legal counsel, Han Kun Law Offices, has advised us that in the event that a shareholder originates an action against a company in China for disputes related to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (a) the contract is signed and/or performed within the PRC, (b) the subject of the action is located within the PRC, (c) the company (as defendant) has seizable properties within the PRC, (d) the company has a representative organization within the PRC, or (e) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedure Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on its behalf. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

Maples and Calder, our legal counsel as to Cayman Islands law, has also advised us that a shareholder may, in limited circumstances, commence an action against persons who have allegedly wronged the company, where the company itself has failed to enforce such claim against such persons directly. Such action is brought on the basis of a primary right of the company, but is asserted by a shareholder on behalf of the company commonly known as a “derivative action.” Generally, claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s articles of association. Civil proceedings are generally commenced by originating process (by writ or originating summons). A shareholder may commence proceedings in the Cayman Islands and may instruct an attorney to act on the shareholder’s behalf. Service of proceedings on the company is effected through the delivery of the originating process at the registered office of the company. There are no particular formalities that a non-resident shareholder must comply with to initiate and commence proceedings in the Cayman Islands.

Any judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

The United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Maples and Calder that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damage (i.e. not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of British Virgin Islands under the common law doctrine of obligation.

All of our operations are substantially conducted outside the United States, and substantially all of our assets are located outside the United States. A significant majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in Cayman Islands courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal counsel as to Cayman Islands law, and Han Kun Law Offices, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a) is given by a foreign court of competent jurisdiction;

(b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c) is final;

(d) is not in respect of taxes, a fine or a penalty; and

(e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is rendered or on reciprocity between the jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments in connection with civil liabilities. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. A judgment that does not violate the basic principles of PRC law or national sovereignty, security or public interest may be recognized and enforced by a PRC court base on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. However, as of the date of this prospectus, no treaty or other form of reciprocity exists between China and the United States or the Cayman Islands governing the recognition and enforcement of judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Corporate History

Our company is a holding company incorporated in the Cayman Islands in July 2009. At the time of incorporation, our company was directly and wholly owned by Kingsoft Corporation Limited, or Kingsoft Corporation, a Cayman Islands company which ordinary shares have been listed on the Hong Kong Stock Exchange since October 2007. We changed our name from Kingsoft Internet Security Software Holdings Limited to Kingsoft Internet Software Holdings Limited on June 13, 2013, and then to our current name Cheetah Mobile Inc. on March 25, 2014.

In August 2009, we established our wholly owned Hong Kong subsidiary, Kingsoft Internet Security Software Corporation Limited, and renamed it as Cheetah Technology Corporation Limited, or Cheetah Technology, in September 2012.

Subsequent to our incorporation in 2009, Kingsoft Corporation initiated a series of restructuring transactions in 2009 and 2010. As a result of this restructuring, Zhuhai Juntian, which was originally a wholly owned subsidiary of Kingsoft Corporation, became wholly and directly owned by Cheetah Technology in December 2009. Zhuhai Juntian was incorporated in China and is engaged in the research and development and provision of internet security services. Beijing Security was incorporated in November 2009 in China as a wholly and directly owned subsidiary of Zhuhai Juntian, and it conducted sales and operation of internet security software.

Beike Internet was incorporated in April 2009 and subsequently became a subsidiary of a variable interest entity of Kingsoft Corporation in August 2010. Upon restructuring and establishment of VIE contractual arrangements in January 2011, Beike Internet became our VIE that we effectively control through a series of contractual arrangements among Beijing Security, Beike Internet and its shareholders. See “—Corporate Structure—Contractual Arrangements with our VIEs.”

In October 2010, we acquired 100% equity interest in Conew.com Corporation, which was incorporated in the British Virgin Islands in October 2008. As part of the acquisition, we acquired 100% equity interest in Conew Network and obtained effective control over Beijing Conew through contractual arrangements among Conew Network, Beijing Conew and its shareholders. Conew Network was incorporated in China in March 2009, and Beijing Conew was incorporated in China in December 2005. Beijing Conew offered internet security services starting in May 2010 but has been dormant since our acquisition of Conew.com Corporation.

Our other three VIEs, namely, Beijing Network, Beijing Antutu, and Guangzhou Network, were incorporated in China in July 2012, June 2013, and September 2013, respectively. Each of them and their shareholders respectively entered into contractual arrangements with either Beijing Security or Conew Network, our wholly owned subsidiaries. See “—Corporate Structure—Contractual Arrangements with our VIEs” for details. Suzhou Jiangduoduo Technology Co., Ltd., a subsidiary of Beike Internet, was incorporated in China in January 2014.

In March 2014, we entered into an agreement to purchase certain assets relating to an online lottery business from Suzhou Le Ying Technologies Co., Ltd., an unrelated party. The purchase consideration was RMB54 million (US$8.9 million) in cash, of which 50% is due upon the completion of the acquisition and the amount of the remaining consideration is subject to performance targets for the next two years after the acquisition. We intend to use the assets acquired to engage in certain online lottery business.

Corporate Structure

Pursuant to the latest version of Catalogue for the Guidance of Foreign Investment Industries, Zhuhai Juntian is currently engaged in the business of (i) development of system software, which is an encouraged foreign investment industry, and (ii) sale of system software, which is a permitted foreign investment industry.

Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and electronic products, computer animation design, investment consultancy and advertisement design, production, agency and publication, all of which are permitted foreign investment industries under the latest version of Catalogue for the Guidance of Foreign Investment Industries.

Conew Network is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under the latest version of Catalogue for the Guidance of Foreign Investment Industries.

According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, which were issued on December 11, 2001 by the State Council and became effective on January 1, 2002, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a Chinese entity that provides value-added telecommunications services. Internet content provision services, or ICP services, are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an ICP license from the appropriate telecommunications authorities in order to carry on any commercial internet content provision operations in China. In July 2006, the Ministry of Information and Industry of China issued a notice which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations.

As a Cayman Islands exempted company, we are deemed a foreign legal person under PRC laws. Therefore, in order for us to be able to carry on our business in China, we conduct our operations in China primarily through our VIEs, namely, Beijing Antutu, Beike Internet, Guangzhou Network, Beijing Network, and Beijing Conew (collectively, “VIEs”). Each of Beike Internet (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu) and Beijing Network (which is owned as to 50% by Mr. Ming Xu and 50% by Mr. Wei Liu) holds the requisite ICP licenses. We have been and are expected to continue to be dependent on our VIEs to operate our business if the then PRC law does not allow us to directly operate such business in China. We believe that under these contractual arrangements, we have sufficient control over our VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China validly and legally.

Our contractual arrangements with each of our VIEs and their shareholders enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits of our VIEs in consideration for the services provided by Beijing Security and Conew Network, our wholly owned subsidiaries in China; and

•	have an exclusive option to purchase all of the equity interests in our VIEs, when and to the extent permitted under PRC law, regulations or legal proceedings.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Notes: (1)	See “Principal Shareholders” for the other beneficial owners of our company.
(2)	We exercise effective control over Beijing Network through contractual arrangements with Beijing Network and Mr. Ming Xu and Mr. Wei Liu, who owns 50% and 50% of equity interests in Beijing Network, respectively.
(3)	We exercise effective control over Beijing Conew through contractual arrangements with Beijing Conew and Mr. Sheng Fu and Mr. Ming Xu, who owns 62.73% and 37.27% of equity interests in Beijing Conew, respectively. Beijing Conew has remained dormant since October 2010.
(4)	We exercise effective control over Beijing Antutu through contractual arrangements with Beijing Antutu and Mr. Ming Xu and Mr. Wei Liu, who owns 50% and 50% of equity interests in Beijing Antutu, respectively.
(5)	We exercise effective control over Beike Internet through contractual arrangements with Beike Internet and Mr. Sheng Fu and Ms. Weiqin Qiu, who owns 35% and 65% of equity interests in Beike Internet, respectively.
(6)	We exercise effective control over Guangzhou Network through contractual arrangements with Guangzhou Network and Mr. Ming Xu and Ms. Weiqin Qiu, who owns 50% and 50% of equity interests in Guangzhou Network, respectively.
*	Formerly known as Kingsoft Internet Software Holdings Limited.

Contractual Arrangements with Our VIEs

The following is a summary of the currently effective contracts among our subsidiary Beijing Security, our VIE Beike Internet, and the shareholders of Beike Internet. We have entered into substantially similar contractual arrangements as described above with three other VIEs, including Beijing Antutu, Guangzhou Network, and Beijing Network.

Agreements that provide us with effective control over Beike Internet

Business operation agreement. Pursuant to the business operation agreement by and among Beijing Security, Beike Internet and its shareholders, Beike Internet and its shareholders agreed to accept and follow Beijing Security’s suggestions on their daily operations and financial management. The shareholders of Beike Internet must appoint candidates designated by Beijing Security to its board of directors and appoint candidates designated by Beijing Security as senior executives of Beike Internet. In addition, the shareholders of Beike Internet confirm, agree and jointly guarantee that Beike Internet shall not engage in any transaction that may materially affect its assets, business, employment, obligations, rights or operations without the prior written consent of Beijing Security. The shareholders of Beike Internet also agree to unconditionally pay or transfer to Beijing Security any bonus, dividends, or any other profits or interests (in whatever form) that they are entitled to as shareholders of Beike Internet, and waives any consideration connected therewith. The agreement has a term of ten years, unless terminated at an earlier date by Beijing Security. Neither Beike Internet nor its shareholders may terminate this agreement.

Shareholder voting proxy agreement. Under the shareholder voting proxy agreement by and among Beijing Security, Beike Internet and its shareholders, each of Beike Internet’s shareholders irrevocably nominates, appoints and constitutes any person designated by Beijing Security as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in Beike Internet (including but not limited to the voting rights and the right to nominate executive directors of Beike Internet). This proxy agreement has a term of ten years unless terminated at an earlier date by a written agreement among the signing parties. Unless Beijing Security notifies the other parties to this agreement not to renew this agreement, the term of this agreement will automatically extend on a yearly basis.

Equity pledge agreement. Under the equity pledge agreement between Beijing Security, Beike Internet and its shareholders, the shareholders of Beike Internet have pledged all of their respective equity interests in Beike Internet to Beijing Security to guarantee (i) the performance of all the contractual obligations of Beike Internet and its shareholders under this agreement, the exclusive technology development, support and consultancy agreement, business operation agreement, loan agreement, exclusive equity option agreement, and the shareholder voting proxy agreement, and (ii) the repayment of all liabilities that may be incurred under all of the aforementioned agreements. Beijing Security has the absolute right to appoint any attorney-in-fact to exercise its rights and powers under this agreement. In the event of default, Beijing Security has the first priority to be compensated through the sale or auction of the equity interests pledged. The shareholders of Beike Internet agreed to waive their dividend rights in relation to all of the equity interests pledged until such pledge has been lawfully discharged. This pledge will remain effective until all the guaranteed obligations have been performed or all the guaranteed liabilities have been repaid. We have completed the registration of equity pledge relating to each of our VIEs with the relevant government authorities in China.

Agreement that transfers economic benefits to us

Exclusive technology development, support and consultancy agreement. Under the exclusive technology development, support and consultancy agreement between Beijing Security and Beike Internet, Beijing Security has the exclusive right to provide Beike Internet with services related to Beike Internet’s business, including but not limited to technology development, support and consulting services. Beijing Security has the sole right to determine the service fees and settlement cycle, and the service fees shall in no event be less than 30% of the pre-

tax revenue of Beike Internet in relation to the relevant service. Beijing Security will exclusively own any intellectual property arising from the performance of this agreement. This agreement will be effective unless terminated according to the terms of the agreement or otherwise terminated by mutual agreement of the signing parties.

Agreements that provide us with the option to purchase the equity interest in Beike Internet

Loan agreements. Under the loan agreements by and among Beijing Security and the shareholders of Beike Internet, Beijing Security will make interest-free loans in an aggregate amount of RMB7.2 million to the two individual shareholders of Beike Internet, for the sole purpose of contributing to the registered capital of Beike Internet. The loans have no definite maturity date. Beijing Security may request repayment at any time, and either shareholder of Beike Internet may offer to repay part or all of the loan at any time. The shareholders of Beike Internet shall, subject to the PRC laws, repay the loans by transferring the equity interest they hold in Beike Internet to Beijing Security or a third party that it designates.

Exclusive equity option agreement. Under the exclusive equity option agreement by and among Beijing Security, Beike Internet and its shareholders, Beijing Security was granted an irrevocable exclusive option to acquire, or designate a third party to acquire, all or part of the equity interest owned by the shareholders in Beike Internet at any time at an exercise price that is equal to the minimum price permitted under the PRC laws. Any amount in excess of the corresponding loan amount shall be refunded by the shareholders of Beike Internet to Beijing Security, or Beijing Security may deduct the excess amount from the consideration to be paid. The agreement will remain effective until all the equity interests in Beike Internet has been lawfully transferred to Beijing Security or a designated third party pursuant to the terms of this agreement.

Financial support undertaking letter. Beijing Security has executed a financial support undertaking letter addressed to Beike Internet, pursuant to which Beijing Security irrevocably undertakes to provide unlimited financial support to Beike Internet to the extent permissible under the applicable PRC laws and regulations, regardless of whether Beike Internet has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. Beijing Security will not request repayment of any outstanding loans or borrowings from Beike Internet if Beike Internet or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The letter is effective from the date of full execution of the other agreements in connection with the VIE structure until the earlier of (i) the date on which all of the equity interests of Beike Internet have been acquired by Beijing Security or its designated representative(s), and (ii) the date on which Beijing Security in its sole and absolute discretion unilaterally terminates this letter.

In addition to the above contracts, the spouses of certain shareholders of our VIEs have executed spousal consent letters. Pursuant to the spousal consent letters, the spouses of certain shareholders of our VIEs acknowledged that certain equity interests in the respective VIEs held by and registered in the name of his or her spouse will be disposed of pursuant to relevant arrangements under the shareholder voting proxy agreement, the exclusive equity option agreement, the equity pledge agreement and the loan agreement. These spouses undertake not to take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal marital property.

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as our VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The VIEs contributed 16.2%, 65.3% and 91.0% of our revenues for the years ended December 31, 2011 and 2012 and 2013, respectively.

In the opinion of our PRC legal counsel:

•	the corporate structure of our PRC subsidiaries and VIEs does not and will not result in any violation of all existing PRC laws and regulations;

•	each of the VIE agreements among either Beijing Security or Conew Network, each of our VIEs and its respective shareholders (as the case may be) governed by PRC law are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and

•	each of our PRC subsidiaries and each of our VIEs has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries and each of our VIEs are in full force and effect. Each of our PRC subsidiaries and each of our VIEs is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries, our VIEs or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet and mobile businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands, except for number of shares)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	140,054	287,927	749,911	123,876
Online marketing services	23,916	212,443	612,565	101,189
IVAS	—	2,354	83,155	13,736
Internet security services and others	116,138	73,130	54,191	8,951

Cost of revenues(1)	(53,737)	(71,560)	(140,526)	(23,213)

Gross profit	86,317	216,367	609,385	100,663
Operating expenses:
Research and development(1)	(79,105)	(114,329)	(217,846)	(35,986)
Selling and marketing(1)	(28,810)	(57,167)	(201,504)	(33,286)
General and administrative(1)	(15,301)	(34,408)	(97,817)	(16,158)

Total operating expenses	(123,216)	(205,904)	(517,167)	(85,430)
Operating profit/(loss)	(36,899)	10,463	92,218	15,233
Other income/(expenses):
Interest income	3,475	3,263	7,077	1,169
Changes in fair value of redemption right granted to a non-controlling shareholder	—	—	11,146	1,841
Changes in fair value of contingent consideration	(496)	(297)	(1,067)	(176)
Foreign exchange gain (loss), net	551	47	920	152
Other income, net	537	1,283	2,243	371
Losses from equity method investments	—	—	(1,849)	(305)

Income/(loss) before taxes	(32,832)	14,759	110,688	18,285

Income tax benefit/(expense)	2,597	(4,915)	(48,670)	(8,040)

Net income/(loss)	(30,235)	9,844	62,018	10,245

Earnings/(loss) per share:
Basic	(0.0345)	0.0097	0.0567	0.0094
Diluted	(0.0345)	0.0094	0.0538	0.0089

Weighted average number of shares used in computation:
Basic	875,944,795	908,457,367	929,119,153	929,119,153
Diluted	875,944,795	1,046,982,205	1,135,982,953	1,135,982,953

(1)	The amount of share-based compensation costs for the years ended December 31, 2011 and 2012 and 2013 is as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	( in thousands)
Cost of revenues	94	21	10	2
Research and development expenses	4,313	6,663	14,520	2,399
Selling and marketing expenses	47	609	2,835	468
General and administrative expenses	1,381	12,994	20,031	3,309

Total	5,835	20,287	37,396	6,178

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	139,349	134,376	530,536	87,638
Short-term investments	16,000	40,376	55,780	9,214
Total assets	243,986	316,995	909,593	150,253
Total current liabilities	108,234	152,062	263,968	43,603
Total liabilities	114,468	156,869	315,525	52,119
Total mezzanine equity	119,976	119,976	441,941	73,004
Total shareholders’ equity	9,542	40,150	152,127	25,130

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Our mission is to make the internet and mobile experience faster, safer and easier for users worldwide. To achieve this mission, we have developed a platform that offers mission critical applications for our users and global content distribution channels for our business partners, both of which are powered by our proprietary cloud-based data analytics engines.

For our users, our diversified suite of mission critical applications optimizes internet and mobile system performance and provides real time protection against known and unknown security threats. We had 329.5 million monthly active users for all of our applications in December 2013 and our applications have been installed on 346.6 million mobile devices as of December 31, 2013.

For our business partners, our platform provides them multiple user traffic entry points and global content distribution channels capable of delivering targeted content to hundreds of millions of people. Our business partners share revenues with us and promote our products and services. We have benefited significantly from our cooperation with over 380 online marketing business partners in 2013, including the major Chinese internet companies Alibaba, Baidu and Tencent.

At the core of our platform are our proprietary cloud-based data analytics engines. For our users, the data analytics engines perform real time analysis of mobile applications, program files and websites on their devices for behavior that may impair system performance or impose security risks. For our business partners, the data analytics engines help create user interest graphs according to a number of dimensions such as online shopping, gaming and frequently used applications, thus facilitating targeted content delivery.

Although substantially all of our applications are free to our users, we have a proven monetization model driven by platform products and extensive network of business partners. We generate revenues from our online marketing services by referring traffic from our platform to e-commerce companies and search engine providers and by selling advertisements. We generated 73.8% and 81.7% of our revenues from online marketing services in 2012 and 2013, respectively. We also generate revenues by providing IVAS, currently mainly from online games.

We believe mobile presents massive opportunities and we have made significant investments in mobile internet to capitalize on these opportunities. Our mobile user base has grown rapidly since we launched our first mobile application, Battery Doctor, in July 2011. Our mobile applications attracted 166.2 million monthly active users in December 2013. Our mobile strategy has been focusing on the development of applications for the Android platform. As of December 31, 2013, we have created 15 mobile applications for Android, compared to 10 for iOS. Accordingly, the popularity of the Android ecosystem and the use of Android devices have, and will continue to have, material impacts on our overall results of operations. We are still in the early stage of monetizing our mobile applications and the revenues generated from our mobile applications accounted for only approximately 2% and 7% of our total revenues in 2012 and 2013, respectively. As we further develop additional forms of advertising on our mobile applications and further grow our mobile game publishing capabilities, we expect that mobile revenues will contribute an increasing percentage of our total revenues.

Our business has rapidly expanded internationally since we released our Clean Master overseas version in September 2012. As of December 31, 2013, approximately 53% of our mobile monthly active users were from overseas markets, mostly the United States, Asia (excluding China) and Europe. However, as we have yet to fully develop and monetize our international operations, revenues from overseas markets only contributed a small percentage of our total revenues in 2012 and 2013. As we continue to deepen our global penetration and enhance our monetization capabilities, we expect that the revenue contributed by overseas markets will increase over time, but the China market will likely constitute the majority of our revenues for the foreseeable future.

We have achieved significant growth in recent years. Our revenues increased from RMB140.1 million in 2011 to RMB287.9 million in 2012, representing a 105.6% growth, and to RMB749.9 million (US$123.9 million) in 2013, representing a 160.5% growth. Our net income was RMB62.0 million (US$10.2 million) in 2013, a 530.0% increase over our net income of RMB9.8 million in 2012, compared to a net loss of RMB30.2 million in 2011.

Selected Statement of Operations Items

Revenues

We generate revenues from online marketing services, internet value-added services, or IVAS, and internet security services and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Year Ended December 31,
	2011		2012		2013
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Online marketing services	23,916	17.1	212,443	73.8	612,565	101,189	81.7
IVAS	—	—	2,354	0.8	83,155	13,736	11.1
Internet security services and others	116,138	82.9	73,130	25.4	54,191	8,951	7.2

Revenues	140,054	100.0	287,927	100.0	749,911	123,876	100.0

Online Marketing Services

Revenues from our online marketing services accounted for 17.1%, 73.8% and 81.7% of our revenues in 2011, 2012 and 2013, respectively. We generate online marketing revenues by referring traffic from our platform to e-commerce companies and search engine providers and by selling advertisements. The fee arrangements generally include cost per time, cost per click or cost per sale for actions that originate from our platform. We believe that the most significant factors affecting revenues from online marketing services include:

•	User base and user engagement. We believe a large, loyal and engaged user base would help us retain existing business partners and attract more business partners seeking online marketing services and at the same time gives us more pricing power. It also results in more user impressions, clicks, sales or other actions that generate more fees for performance-based marketing.

•

Revenue sharing and fee arrangements with our significant business partners. A small number of business partners have contributed a majority of our online marketing service revenues. Changes in the revenue sharing or fee arrangements with these significant business partners may materially affect our online marketing services revenues. For example, changes from pay per click to pay per sale arrangements may result in a smaller percentage of revenue-generating traffic. Likewise, changes in the fee rate we receive per click or per sale may affect our online marketing services revenues. Although changes in the revenue sharing and fee arrangements with our individual customers may affect our revenues positively or negatively, our array of choices helps to increase our overall customer base and our ability to tailor fee arrangements to the needs of our customers.

•	Ability to increase the number of business partners. We had over 380 business partners in 2013. We plan to attract more business partners with increased marketing spending on our platform. Our ability to further increase the number of business partners primarily depends on whether we can provide integrated marketing services and help them more precisely reach their targeted audience.

•	Optimal utilization of advertising inventory. Certain categories of business partners are willing to offer higher rates for our online marketing services due to the high return on investment they can achieve on our platform. Our ability to source high quality business partners within the appropriate categories that our users are interested in and our ability to optimize the allocation of our advertising inventory to these business partners can help improve our online marketing services revenues.

IVAS

Revenues from IVAS accounted for nil, 0.8% and 11.1% of our revenues in 2011, 2012 and 2013, respectively. IVAS in these periods mainly include publishing online games.

We believe that the most significant factors affecting our IVAS revenues include:

•	Games on our platform. We began publishing games in the third quarter of 2012 and had more than 400 games in our game centers as of December 31, 2013. Our revenues from game publishing depend on our ability to select and publish popular and engaging games. The popularity of the games we publish directly affects the number of users we attract and the revenues generated from such games.

•	Game publishing arrangements. We have two types of game publishing arrangements. Under a joint operating arrangement, we jointly operate games with game developers and publishers without paying license fees or incurring significant promotional expenses. We share user payments with game developers. As of December 31, 2013, almost all of the games on our platform were under joint operating arrangements. However, we expect the number of games operated in exclusive publishing arrangement to increase in future. Under an exclusive publishing arrangement, we pay royalty fees and upfront license fees to developers and promote and operate the games at our own costs. The popularity of the games has a larger impact in exclusive publishing arrangement as we bear higher risks and potentially receive higher rewards under this arrangement.

•	Number of paying users for games. Games published on our platform are free to play and we generate revenues from users’ purchase of in-game virtual items. Since we started publishing games, the number of monthly paying users has grown significantly. We calculate the number of paying users during a given period as the cumulative number of gaming user accounts that have purchased virtual items at least once during the relevant period. We expect the number of monthly paying users to continue to grow as we publish more popular games, especially mobile games, on our platform and further strengthen our game distribution capabilities through our mobile applications. Since the launch of our game publishing business in the third quarter of 2012, our number of paying users has steadily increased to approximately 121,000 in the fourth quarter of 2013.

•	Other services. Capitalizing on our large user base, we plan to launch new value added services for new revenue opportunities on our platform.

Internet Security Services and Others

Revenues from internet security services and others accounted for 82.9%, 25.4% and 7.2% of our revenues in 2011, 2012 and 2013, respectively. Internet security services and others revenues mainly include subscription services such as game acceleration and instant data recovery for our paying members, and license fees from Kingsoft Japan, one of Kingsoft Corporation’s subsidiaries. In 2011, 2012 and 2013, this revenue item included revenues from enterprise security services that were subsequently transferred from our company to an equity investee. We expect revenues from internet security services to decline as we continue to move to a free model.

Cost of Revenues

Historically, cost of revenues primarily consists of bandwidth costs and internet data center, or IDC, costs, personnel costs, and VAT, business tax, and related surcharges.

Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for hosting our servers at their internet data centers and purchasing bandwidth. We expect our bandwidth and IDC costs to increase as our user traffic continue to grow.

Personnel costs include salaries and benefits, including share-based compensation, for our employees involved in the operation of our personal start page and applications. We expect personnel costs to increase as we hire additional operational employees in line with the expansion of our business.

We were subject to business tax at a rate of 5% and related surcharges on our service revenue, and our other sales revenues were subject to value added tax at a rate of 17% and related surcharges in 2011 and early 2012. As a result of pilot programs introduced by the Ministry of Finance and the SAT, we were required to pay VAT and related surcharges instead of business tax for service revenue starting in September 2012. The VAT rate was 6% for most of our PRC subsidiaries. In 2012, certain of our PRC subsidiaries and VIEs were subject to VAT at 3%.

Going forward, as mobile game publishing services are expected to contribute an increasing amount of IVAS revenues, we expect that licensing fees, royalty fees and channel fees associated with the mobile games business will become important components of our cost of revenues and our gross margins will decrease due to the increasing revenue contribution from mobile games.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated, both in absolute amounts and as percentages of our revenues.

	Year Ended December 31,
	2011		2012		2013
	RMB	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Operating expenses:
Research and development	79,105	56.5	114,329	39.7	217,846	35,986	29.0
Selling and marketing	28,810	20.6	57,167	19.9	201,504	33,286	26.9
General and administrative	15,301	10.9	34,408	12.0	97,817	16,158	13.0

Total operating expenses	123,216	88.0	205,904	71.6	517,167	85,430	68.9

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. We expect our research and development expenses to increase as we continue to expand our research and development team to develop new products, in particular mobile applications, for our users and business partners.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and benefits, including share-based compensation expenses, related to personnel involved in our selling and marketing efforts and general marketing and promotion expenses. We expect our selling and marketing expenses to increase as we plan to expand our mobile business and deepen our global penetration.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation expenses, related to our general and administrative personnel, professional service fees, and other administrative expenses. We expect our general and administrative expenses to increase as our business grows and as we incur increased expenses related to complying with our reporting obligations under the U.S. securities laws as a public company.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands. Additionally, upon payments of dividends by our company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

A BVI business company subject to the provisions of the BVI Business Companies Act, 2004 (as amended) is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by such company to persons who are not persons resident in the BVI).

Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of a company, save for interest payable to or for the benefit of an individual resident in the European Union.

Hong Kong

Cheetah Technology is incorporated in Hong Kong and is subject to Hong Kong profits tax at a rate of 16.5%. No provision for Hong Kong profits tax has been made as it had no assessable profits for the years ended December 31, 2011, 2012 and 2013.

PRC

Our subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant government policies, enterprises qualified as “new software enterprise” is entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Zhuhai Juntian and Beijing Security were qualified as new software development enterprise in 2010. As a result, Zhuhai Juntian was eligible for a 12.5% preferential tax rate effective from 2011 to 2013 (having received the approval after the end of its financial year), and Bejing Security was exempted from enterprise income tax from 2010 to 2011 and is eligible for a 12.5% preferential tax rate from 2012 to 2014.

Conew Network, Beijing Conew and Beike Internet were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2011, 2012 and 2013. Beijing Network was subject to enterprise income tax at a rate of 25% for the years ended December 31, 2012 and 2013.

Internal Control Over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, we and Ernst & Young Hua Ming LLP, an independent registered public accounting firm, noted a material weakness in our internal control over financial reporting. The material weakness identified was lack of financial reporting personnel with the requisite U.S. GAAP and the SEC financial reporting expertise. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or significant deficiencies may have been identified.

We intend to remediate the material weakness identified in our internal control over financial reporting by the end of the first full year after the completion of this offering. In addition, upon the completion of this offering, we will become a public company in the United States and will be subject to Section 404 and applicable rules and regulations thereunder. Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

We have implemented several measures since the second half of 2013 to remediate the above mentioned material weakness:

•	In December 2013, we established an internal audit department.

•	In January 2014, we appointed a chief financial officer with financial expertise to lead our accounting and financial reporting department.

•	Since the second half of 2013, we have hired four financial reporting and internal control personnel with U.S. GAAP and SEC financial reporting expertise and we currently plan to hire several additional personnel with financial and accounting expertise over the next 12 months.

•	We are in the process of preparing a U.S. GAAP accounting manual, which specifies the accounting policy regarding routine transactions and the criteria for an accounting memo for non-routine and complex transactions. We expect to complete and adopt the manual by the end of June 2014.

•	We are in the process of preparing a U.S. GAAP review checklist for period-end close processes and expect to complete and adopt the checklist by the end of June 2014.

•	We have been providing regular training programs to our financial and reporting personnel to update their knowledge of accounting and reporting requirements under the U.S. GAAP and SEC rules and regulations and plan to continue to do so.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
		(in thousands)
Revenues	140,054	287,927	749,911	123,876
Online marketing services	23,916	212,443	612,565	101,189
IVAS	—	2,354	83,155	13,736
Internet security services and others	116,138	73,130	54,191	8,951

Cost of revenues(1)	(53,737)	(71,560)	(140,526)	(23,213)

Gross profit	86,317	216,367	609,385	100,663
Operating expenses:
Research and development(1)	(79,105)	(114,329)	(217,846)	(35,986)
Selling and marketing(1)	(28,810)	(57,167)	(201,504)	(33,286)
General and administrative(1)	(15,301)	(34,408)	(97,817)	(16,158)

Total operating expenses	(123,216)	(205,904)	(517,167)	(85,430)
Operating profit/(loss)	(36,899)	10,463	92,218	15,233
Other income/(expenses):
Interest income	3,475	3,263	7,077	1,169
Changes in fair value of redemption right granted to a non-controlling shareholder	—	—	11,146	1,841
Changes in fair value of contingent consideration	(496)	(297)	(1,067)	(176)
Foreign exchange gain (loss), net	551	47	920	152
Other income, net	537	1,283	2,243	371
Losses from equity method investments	—	—	(1,849)	(305)

Income/(loss) before taxes	(32,832)	14,759	110,688	18,285

Income tax benefit/(expense)	2,597	(4,915)	(48,670)	(8,040)

Net income/(loss)	(30,235)	9,844	62,018	10,245

(1)	The amount of share-based compensation costs for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	94	21	10	2
Research and development expenses	4,313	6,663	14,520	2,399
Selling and marketing expenses	47	609	2,835	468
General and administrative expenses	1,381	12,994	20,031	3,309

Total	5,835	20,287	37,396	6,178

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our revenues increased by 160.5% from RMB287.9 million in 2012 to RMB749.9 million (US$123.9 million) in 2013. This increase was primarily due to the increase in revenues from online marketing services and IVAS, partially offset by decrease in internet security services and others. Our revenues generated from our mobile business increased from RMB6.3 million in 2012 to RMB55.3 million (US$9.1 million) in 2013, resulted from the increased acceptance of our mobile marketing services and the growth of our mobile gaming services.

Online marketing services. Revenues from online marketing services increased by 188.3% from RMB212.4 million 2012 to RMB612.6 million (US$101.2 million) in 2013. This increase was mainly driven by an increase in online marketing revenues from our top ten online marketing end customers from RMB171.4 million in 2012 to RMB476.2 million (US$78.7 million) in 2013, and to a lesser extent, an increase in the total number of our online marketing business partners from 199 in 2012 to 387 in 2013. The significant increase in revenues from our top ten online marketing end customers was primarily due to the significant growth of our user traffic especially since we launched our Cheetah Browser in late 2012, our broader and deeper cooperation with these customers who are also our significant business partners, and the resulting more favorable pricing terms from these customers. In addition, we began to generate mobile marketing revenues in 2012 and 2013 was the first full year in which we had mobile marketing revenues.

IVAS. Revenues from IVAS was RMB83.2 million (US$13.7 million) in 2013, a significant increase from RMB2.4 million in 2012. We launched our game publishing business in the third quarter of 2012 and significantly increased the number of PC and mobile games we published in 2013. As a result, the number of our monthly paying users grew to approximately 121,000 by the fourth quarter of 2013.

Internet security services and others. Revenues from internet security services and others decreased by 25.9% from RMB73.1 million in 2012 to RMB54.2 million (US$9.0 million) in 2013. This decrease was primarily due to our ceasing to promote subscriptions services to paying users in a strategic reorientation resulting in a decrease in the number of paying customers.

Cost of revenues. Our cost of revenues increased by 96.4% from RMB71.6 million in 2012 to RMB140.5 million (US$23.2 million) in 2013. The increase in our cost of revenues was mainly driven by an increase in taxes and surcharges, bandwidth and IDC costs and personnel costs. Our bandwidth and IDC costs increased as a result of our growing user traffic and our personnel costs increased primarily due to increased headcount and level of compensation.

Gross profit. Our gross profit increased by 181.6% from RMB216.4 million in 2012 to RMB609.4 million (US$100.7 million) in 2013.

Gross margin. Our gross margin was 75.1% for the year ended December 31, 2012, compared to 81.3% for the year ended December 31, 2013.

Operating expenses. Our operating expenses increased by 151.2% from RMB205.9 million for the year ended December 31, 2012 to RMB517.2 million (US$85.4 million) for the year ended December 31, 2013, primarily due to increase in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 90.5% from RMB114.3 million in 2012 to RMB217.8 million (US$36.0 million) in 2013. This increase was primarily due to our expanded team of research and development personnel, increasing from 506 as of December 31, 2012 to 842 as of December 31, 2013 mainly to further develop our mobile business and cloud-based analytics engines. The increase is also due to increased salary levels and investments in our mobile products business. Our research and development expenses included share-based compensation expenses of RMB6.7 million and RMB14.5 million (US$2.4 million) in the year ended December 31, 2012 and 2013, respectively.

Selling and marketing expenses. Our selling and marketing expenses increased from RMB57.2 million in 2012 to RMB201.5 million (US$33.3 million) in 2013. The increase was primarily due to expenses incurred in further promoting our mobile applications, in particular Clean Master and Battery Doctor and our brand awareness.

General and administrative expenses. Our general and administrative expenses increased by 184.3% from RMB34.4 million in 2012 to RMB97.8 million (US$16.2 million) in 2013. This increase was primarily due to an increase in our general and administrative staff, from 40 as of December 31, 2012 to 79 as of December 31, 2013, increased salary levels and an increase in professional service fees. Our general and administrative expenses included share-based compensation of RMB13.0 million and RMB20.0 million (US$3.3 million) in 2012 and 2013, respectively.

Operating profit. Our operating profit increased from RMB10.5 million in 2012 to RMB92.2 million (US$15.2 million) in 2013.

Operating margin. Our operating margin increased from 3.6% in 2012 to 12.3% in 2013.

Income tax expense. Our income tax expense increased from RMB4.9 million in 2012 to RMB48.7 million (US$8.0 million) in 2013, primarily as a result of increased income and the outside basis difference arising from unremitted retained earnings and reserves of our VIEs.

Net income. As a result of the foregoing, our net income increased from RMB9.8 million to RMB62.0 million (US$10.2 million) in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our revenues increased by 105.6% from RMB140.1 million in 2011 to RMB287.9 million in 2012. This increase was primarily due to a significant increase in revenues from online marketing services, partially offset by the decline in those from internet security services and others.

Online marketing services. Revenues from online marketing services increased by 788.3% from RMB23.9 million in 2011 to RMB212.4 million in 2012 primarily because we started offering online marketing services in late 2011 and the significant growth in our user traffic during the period.

IVAS. Revenues from IVAS were RMB2.4 million in 2012, compared to nil in 2011. We launched our game publishing business in the third quarter of 2012.

Internet security services and others. Revenues from internet security services and others decreased by 37.0% from RMB116.1 million in 2011 to RMB73.1 million in 2012. This decrease was primarily due to our ceasing to promote subscriptions services to paying users in a strategic reorientation resulting in a decrease in the number of paying customers.

Cost of revenues. Our cost of revenues increased by 33.2% from RMB53.7 million in 2011 to RMB71.6 million in 2012. The increase in our cost of revenues was mainly driven by an increase in taxes and surcharges, bandwidth and IDC costs and personnel costs. The bandwidth and IDC costs increased as a result of our growing user traffic. Personnel costs increased primarily due to increased headcount and level of compensation. Business tax, VAT and related surcharges increased as a result of our overall increased revenues.

Gross profit. Our gross profit increased by 150.7% from RMB86.3 million for the year ended December 31, 2011 to RMB216.4 million for the year ended December 31, 2012.

Gross margin. Our gross margin was 61.6% for the year ended December 31, 2011, compared to 75.1% for the year ended December 31, 2012.

Operating expenses. Our operating expenses increased by 67.1% from RMB123.2 million in 2011 to RMB205.9 million in 2012, primarily due to increase in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 44.5% from RMB79.1 million in 2011 to RMB114.3 million in 2012. This increase was primarily due to our expanded team of research and development personnel, increasing from 449 as of December 31, 2011 to 506 as of December 31, 2012, to expand products, and the increased salary levels. Our research and development expenses included share based compensation of RMB4.3 million and RMB6.7 million in 2011 and 2012, respectively.

Selling and marketing expenses. Our selling and marketing expenses increased by 98.4% from RMB28.8 million in 2011 to RMB57.2 million in 2012. The increase was primarily due to expenses incurred in promoting our mobile applications, in particular Battery Doctor, in China.

General and administrative expenses. Our general and administrative expenses increased by 124.8% from RMB15.3 million in 2011 to RMB34.4 million in 2012. This increase was primarily due to an increase in professional service fees and personnel costs. Our general and administrative expenses included share-based compensation of RMB1.4 million and RMB13.0 million in 2011 and 2012, respectively.

Operating profit/(loss). We had an operating loss of RMB36.9 million and an operating profit of RMB10.5 million for 2011 and 2012 respectively.

Operating margin. Our operating margin was 3.6% for year ended December 31, 2012.

Income tax benefit/(expense). We had an income tax benefit of RMB2.6 million in 2011 and an income tax expense of RMB4.9 million in 2012. The income tax expense for 2012 resulted from the operating profit and the effect of the preferential tax change. The income tax benefit for 2011 was due to the deferred tax asset related to our operating loss, which can be carried forward to offset taxable income.

Net income/(loss). As a result of the foregoing, we recorded a net income of RMB9.8 million for the year ended December 31, 2012, compared to a net loss of RMB30.2 million for the year ended December 31, 2011.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the eight quarters in the period from January 1, 2012 to December 31, 2013. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited condensed consolidated quarterly results of operations includes all adjustments that we consider necessary for a fair presentation of our operating results for the quarters indicated. Our historical results for any particular quarter are not necessarily indicative of our future results.

	For the three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited, in thousands)
Revenues	38,247	54,196	73,650	121,834	136,311	158,931	185,490	269,179
Online marketing services	15,962	34,225	57,150	105,106	117,767	133,568	148,698	212,532
IVAS	—	—	—	2,354	4,395	12,596	24,160	42,004
Internet security services and others	22,285	19,971	16,500	14,374	14,149	12,767	12,632	14,643
Cost of revenues(1)	(15,331)	(14,951)	(17,101)	(24,177)	(23,179)	(29,442)	(37,275)	(50,630)

Gross profit	22,916	39,245	56,549	97,657	113,132	129,489	148,215	218,549
Operating expenses:
Research and development(1)	(24,003)	(26,171)	(30,751)	(33,404)	(38,684)	(53,313)	(67,635)	(58,214)
Selling and marketing(1)	(8,193)	(8,307)	(15,794)	(24,873)	(38,891)	(28,463)	(47,138)	(87,012)
General and administrative(1)	(6,619)	(7,536)	(8,579)	(11,674)	(13,266)	(36,431)	(25,025)	(23,095)

Total operating expenses	(38,815)	(42,014)	(55,124)	(69,951)	(90,841)	(118,207)	(139,798)	(168,321)
Operating profit (loss)	(15,899)	(2,769)	1,425	27,706	22,291	11,282	8,417	50,228
Income (loss) before taxes	(14,804)	(2,344)	3,381	28,526	25,732	12,236	13,236	59,484
Income tax (expense) benefit	845	(544)	3,113	(8,329)	3,421	(10,863)	(7,738)	(33,490)

Net income (loss)	(13,959)	(2,888)	6,494	20,197	29,153	1,373	5,498	25,994

(1)	The amount of share-based compensation costs for each of the eight quarters ended December 31, 2013 is as follows:

	For the three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited, in thousands)
Cost of revenues	4	4	4	9	4	3	1	2
Research and development	1,218	1,299	1,773	2,373	2,030	3,722	4,336	4,432
Selling and marketing	81	129	148	251	122	108	206	2,399
General and administrative	3,302	3,344	3,425	2,923	3,128	11,076	3,052	2,775

Total	4,605	4,776	5,350	5,556	5,284	14,909	7,595	9,608

The following table presents our revenues generated from our PC-based and mobile applications for periods indicated:

	For the three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited, in thousands)
PC	38,067	53,367	71,110	119,126	134,175	152,594	169,965	237,906
Mobile	180	829	2,540	2,708	2,136	6,337	15,525	31,273

Total	38,247	54,196	73,650	121,834	136,311	158,931	185,490	269,179

Our quarterly revenues increased sequentially in each of the eight quarters ended December 31, 2013. Revenues from online marketing services, our largest business segment, have grown steadily over the eight quarters ended December 31, 2013. In addition, our mobile revenue as a percentage of our overall revenue has grown over the eight quarters ended December 31, 2013, resulted from the increased acceptance of our mobile marketing services and the growth of our mobile gaming services. Our cost of revenues generally increased, mainly as a result of increased bandwidth and IDC costs and personnel costs, which were primarily due to our growing user traffic and increased headcount and compensation. In the first quarter of 2014, we granted a total of 57,148,631 restricted shares to our executive officers and employees, and we expect to incur share-based compensation expenses in an aggregate estimated amount of US$52.2 million over four to five years, which will likely result in a net loss for this quarter. Our quarterly revenues and operating results are subject to change and may experience fluctuations in the future due to various factors. See “Risk Factors—Risks Relating to Our Business and Industry—Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.”

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations from our operating income and private issuances and sales of preferred and ordinary shares to our shareholders. See “Description of Share Capital—History of Securities Issuances.” As of December 31, 2013, we had RMB530.5 million in cash and cash equivalents. We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

Our PRC subsidiaries and VIEs, in the aggregate, held RMB68.0 million, RMB109.3 million and RMB237.1 million (US$39.2 million) in cash as of December 31, 2011 and 2012 and 2013, respectively. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, see “Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment” and “—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.” Our PRC subsidiaries are categorized as “foreign-invested enterprises” pursuant to applicable PRC laws, and accordingly their dividend remittances to foreign investors are conducted through the following four steps:

•	making up any losses incurred during the current year and past years and paying enterprise income taxes;

•	appropriating no less than 10% of the accumulative after-tax profits as a statutory reserve fund until the aggregate amount of such reserve fund reaches 50% of each PRC subsidiary’s respective registered capital;

•	reserving a certain amount for the employee welfare funds at the discretion of the PRC subsidiary; and

•	distributing all or some of the remaining profits to the PRC subsidiary’s direct foreign shareholders as dividends. In accordance with the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to our overseas holding company by our PRC subsidiaries are subject to withholding tax at a rate of 10%, or such lower withholding tax rate applicable based on tax treaties signed with certain jurisdictions.

Under PRC law, each of our PRC subsidiaries must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries must also set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual audits of the subsidiaries. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. See “Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and ordinary shares.” and “—Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

The PRC government imposes certain controls on the conversion of the Renminbi into foreign currencies and the remittance thereof outside of the PRC. To the extent that (i) loans are arranged between our non-PRC entities and our PRC entities or (ii) we declare and pay dividends from our PRC entities to our non-PRC entities in the future, such cash flows may be limited, or may not be able to be processed on a timely basis, due to SAFE regulations or restrictions on the availability of foreign currencies. Such restrictions could have a material adverse effect on our liquidity and our ability to settle intercompany transactions or fund dividend payments to our shareholders. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.”

The table below sets forth our cash and cash equivalents as of December 31, 2011 and 2012 and 2013:

	As of December 31,
	2011	2012	2013
	(in thousands of RMB)
Cash located outside of the PRC
- in US dollars	6,532	1,935	287,698
- in RMB	60,877	21,247	4,795
- in HK dollars	3,975	1,810	965
Cash located in the PRC
- held by WFOE in RMB	60,114	60,647	95,293
- held by WFOE in Japanese yen	1,814	—	—
- held by VIEs in RMB	6,037	48,737	140,474
- held by VIEs in US dollars	—	—	1,311

Total cash and cash equivalents	139,349	134,376	530,536

Loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits, which is the difference between the registered capital of such PRC subsidiary and the amount of total investment as approved by the MOC or its local counterparts, and must be registered with the local counterpart of SAFE. In addition, if we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOC or its local counterpart. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to use the proceeds we received from our initial public offering by providing loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC regulations, the Renminbi is freely convertible for current account items subject to certain rules and procedures, including the distribution of dividends, and trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The economic benefits of our VIEs are mainly transferred to Beijing Security and Conew Network, or our WFOEs, through payment of service fees under the exclusive technology development, support and consultancy agreement entered into between each of our WFOEs and our VIEs, which are subject to the sales tax and related surcharges. Upon receipt of such service fees, they will become a portion of our WFOEs’ revenues and can be remitted to their respective parent company through the four-step process above.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
		(in thousands)
Net cash provided by/(used for) operating activities	(7,153)	45,788	198,181	32,738
Net cash used for investing activities	(28,763)	(51,238)	(100,787)	(16,650)
Net cash provided by financing activities	93,274	628	304,272	50,262
Effect of exchange rate changes on cash	(2,273)	(151)	(5,506)	(911)
Cash and cash equivalents at the beginning of year	84,264	139,349	134,376	22,199
Net increase/(decrease) in cash and cash equivalents	55,085	(4,973)	396,160	65,439

Cash and cash equivalents at the end of year	139,349	134,376	530,536	87,638

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2013 was RMB198.2 million (US$32.7 million). This amount was primarily attributable to net income of RMB62.0 million (US$10.2 million), (i) adjusted for certain non-cash expenses, primarily share-based compensation costs of RMB37.4 million (US$6.2 million), deferred income tax expense of RMB33.9 million (US$5.6 million), deemed employee compensation attributable to redemption right granted to a non-controlling shareholder of RMB14.7 million (US$2.4 million) and amortization of intangible assets of RMB14.2 million (US$2.3 million), (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB97.1 million (US$16.0 million), and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in prepayments and other current assets of RMB45.4 million (US$7.5 million). The deferred income tax expenses mainly resulted from the outside basis difference arising from the retained earnings in Beike Internet, our VIE, and the deferred tax liability related to the non-deductible share-based compensation expense, which primarily resulted from the difference between PRC tax regulations and their practical implementation by PRC tax authorities. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) increase in labor and welfare payable relating to our increased headcount and increased salary levels. The increase in prepayments and other current assets was mainly attributable to receivable from employees related to the individual income tax arising from the vested restricted shares of our company.

Net cash provided by operating activities for the year ended December 31, 2012 was RMB45.8 million. This amount was primarily attributable to net income of RMB9.8 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation costs of RMB20.3 million, (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB38.3 million, and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB23.4 million and an increase in due from related party of RMB11.1 million. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in labor and welfare payable relating to our increased headcount and increased salary levels and (ii) increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications. The increase in accounts receivable was in line with our business growth. The increase in due from related parties was primarily due to the outstanding receivable from a shareholder’s affiliated company.

Net cash used in operating activities for the year ended December 31, 2011 was RMB7.2 million. This amount was primarily attributable to net loss of RMB30.2 million, (a) adjusted for certain non-cash expenses, primarily amortization of intangible assets of RMB11.7 million, (b) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in payment due to related parties of

RMB26.0 million, and (c) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB12.8 million. The increase in payment due to related parties was mainly due to the unpaid license fee in relation to Duba Anti-virus owed to Kingsoft Corporation. The increase in accounts receivable was in line with our business growth.

Investing Activities

Net cash used in investing activities was RMB100.8 million (US$16.7 million) for the year ended December 31, 2013, primarily attributable to payments to purchase short-term investments of RMB141.6 million (US$23.4 million), payments for acquisition of business (net of cash acquired) RMB52.8 million (US$8.7 million), purchase of property and equipment of RMB27.6 million (US$4.6 million), entrusted loan to investors of an investee of RMB14.0 million (US$2.3 million), partially offset by sales and maturity of short-term investments of RMB145.4 million (US$24.0 million).

Net cash used in investing activities was RMB51.2 million for the year ended December 31, 2012, primarily attributable to payments to purchase short-term investments of RMB95.4 million, purchase of property and equipment of RMB12.3 million, partially offset by sales and maturity of short-term investments of RMB71.0 million.

Net cash used in investing activities was RMB28.8 million for the year ended December 31, 2011, primarily attributable to payments to purchase short-term investments of RMB16.0 million and payments for acquisition of business net of cash acquired RMB12.0 million.

Financing Activities

Net cash provided by financing activities was RMB304.3 million (US$50.3 million) for the year ended December 31, 2013, primarily attributable to proceeds from issuance of series B preferred shares (net of issuance costs) of RMB322.0 million (US$53.2 million), partially offset by payment of dividend of RMB17.7 million (US$2.9 million).

Net cash provided by financing activities was RMB0.6 million for the year ended December 31, 2012 from proceeds from issuance of ordinary shares.

Net cash provided by financing activities was RMB93.3 million in the year ended December 31, 2011, primarily attributable to proceeds from issuance of series A preferred shares (net of issuance costs) of RMB120.0 million and ordinary shares of RMB16.4 million, partially offset by distribution to a shareholder of RMB43.1 million.

Capital Expenditures

We incurred capital expenditures of RMB8.8 million, RMB17.9 million and RMB30.0 million (US$5.0 million) in 2011, 2012 and 2013, respectively. Our capital expenditures are primarily used to purchase computers, servers and other equipment. As our business expands, we may purchase new servers and other equipment in the future.

Contractual Obligations and Capital Commitments

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations(1)	43.0	32.6	10.1	0.3	—
Line of credit commitment(2)	22.0	22.0	—	—
Capital commitment(3)	2.0	2.0	—	—	—
License fees commitment(4)	20.7	10.2	8.4	2.1	—

(1)	Mainly include operating lease for our office building and bandwidth and internet data center.
(2)	Include line of credit we provided to Beijing Kingsoft Security Management System Technology Co., Ltd., or Beijing Security System Technology, and a shareholder of Wuhan Antian Information Technology Co., Ltd., or Wuhan Antian. We own 40% equity interests in each of Beijing Internet Security Technology and Wuhan Antian.
(3)	For the acquisition of an equity method investment.
(4)	For technology license fees payable to subsidiaries of Kingsoft Corporation and other third parties.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4% and 2.6% in 2011 and 2012, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or elsewhere in the world.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

The majority of revenues and expenses of our subsidiaries and VIEs are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our financing activities are denominated in U.S. dollars.

To date, we have not entered into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into Renminbi require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Since then, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical Accounting Policies

Revenue recognition

We generate revenues primarily through online marketing services, internet value-added services, and internet security services and others. We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Online marketing services

We generate revenues from online marketing services by referring traffic from our platform to e-commerce companies and search engine providers and selling advertisements. Online marketing services contributed 73.8% and 81.7% of our revenues in 2012 and 2013, respectively. The online marketing services are provided through our online platform, such as text links, banners, and other forms of graphical advertisement which link to our customers’ websites or internet applications. We have two general pricing models for advertising links: cost over a time period and cost for performance basis (including cost per click and cost per sale). For advertising contracts over a time period, we generally recognize revenues ratably over the period the advertising is provided. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to our customers determined based on the effectiveness of advertising links, which is typically measured by user registrations, clicks, transactions and other actions originating from our online platform. Online marketing services revenue charged on the cost for performance basis is generally recognized upon receiving monthly statements from our customers either in the current month or in the following month in which the service is provided.

We also direct search traffic to search engines through our default search boxes placed on the our online platform, and earn a pre-determined fee from our search engine customers based on the number of searches originating from our online platform. Search revenues are recognized upon receiving monthly confirmations from our search engine customers confirming the amount for traffic in the month in which the service is provided.

We occasionally engage in nonmonetary transactions to allow one of our shareholders to advertise and co-market our security products with a related party’s software products. Revenues and expenses are recognized at fair value when such fair value of the services surrendered in the transaction is determinable based on our own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the barter transaction. No revenues or expenses are recognized if the fair value of the nonmonetary transactions is not determinable.

IVAS

We enter into agreements with online game developers to provide online distribution and payment collection services, in order for game players to purchase and recharge virtual currencies used in the online games. All games are developed and hosted by game developers, and accessed by game players through links on our online platform or third-party mobile platforms. The payment collection services are mainly provided through third-party professional payment and settlement institutions. We generally charge commission as a percentage of the gross proceeds or collection amount from the settlement institutions, and pay the remaining proceeds to the game developers. We act as an agent to the game developers in these arrangements and therefore recognize revenue net of remittances to the developer as they are considered the primary obligor. We estimate revenues based on our internal system, which is confirmed with the respective settlement institutions, and recognized periodically when accepted by the game developer. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the revenues generated by a game is insignificant.

Internet security services and others

We market and distribute our off-the-shelf anti-virus security solutions to enterprise and individual users. The enterprise solutions are distributed through re-sellers. The individual solutions are directly sold to the individual end-users.

Upon the customers’ initial purchase of the enterprise solutions, the arrangements include multiple elements, generally comprising of software and post-contract customer services, or PCS. When vendor-specific objective evidence, or VSOE, of the fair value of the PCS exists, we allocate and defer revenues for the PCS based the fair value, and recognize the difference between the total arrangement fee and the amount deferred as software license revenues. When VSOE of the fair value of the PCS does not exist, the entire arrangement fee is recognized ratably over the PCS period. The arrangement fee of the PCS purchased on a stand-alone basis is recognized into revenues ratably over the PCS period.

The software, including unspecified upgrades, for the individual solutions are provided to users free of charge via downloads from our online platform at any time. We also provide the individual users the option to purchase additional value added services, which are non-essential to the functionality of the software, either concurrent with the download of software, or separately as a renewal. The value added services are provided over the period of time as determined and purchased by the respective users. The fees for value-added services are recognized into revenues ratably over the term of such services.

We occasionally engage in nonmonetary transactions to provide free internet security services to the major Chinese internet companies to promote a more secured internet environment in China. No revenues derived from these nonmonetary transactions were recognized.

Consolidation of VIEs

PRC law currently restricts foreign ownership of internet-based and mobile-based businesses and regulates internet access, distribution of online information, online advertising, distribution of operation of online games through strict business licensing requirements and other government regulations. We are a Cayman Islands company and to comply with these foreign ownership restrictions, we operate our website and conduct substantially the majority of our online advertising and the distribution and operation of internet value-added services and internet security services businesses in the PRC through the VIEs.

Beike Internet and Beijing Network hold the requisite ICP licenses required to operate our internet and mobile-based businesses in China. We have been and are expected to continue to be dependent on our VIEs to operate our business if PRC laws do not allow us to directly operate such business in China. Beijing Security and Conew Network, our wholly-owned subsidiaries, as the case may be, have entered into a series of contractual arrangements with the VIEs and their respect shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our wholly-owned subsidiaries and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the shareholders of the VIEs effectively assign all of the voting rights underlying their equity interest in the VIEs to our wholly-owned subsidiaries. Furthermore, pursuant to the exclusive equity option agreements, which include a substantive kickout right, our wholly-owned subsidiaries have the power to control the shareholders of the VIEs, and therefore, the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the contractual arrangements, our wholly-owned subsidiaries demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore, have the rights to the economic benefits of the VIEs. As a result of these contractual arrangements, we consolidate the VIEs as required by ASC 810-10, Consolidation: Overall.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

We adopted Accounting Standards Update 2011-08, or ASU 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. We have an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the first step of the goodwill impairment test. We may resume performing the qualitative assessment in any subsequent period. Under the two-step impairment test, the first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as an impairment loss.

If we reorganize its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units. We have one reporting unit and use the discounted cash flow method to derive enterprise value as a basis of our impairment test.

Business Combinations

We account for its business combinations using the purchase method of accounting in accordance with ASC topic 805, or ASC 805: Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Impairment of Long-Lived Assets and Intangibles

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

Share-based Compensation

In May 2011, we adopted the 2011 Plan, which was amended in September 2013. Our board of directors authorized the issuance of up to 100,000,000 ordinary shares under the 2011 Plan to our directors and employees. On May 26, 2011, pursuant to the 2011 Plan and a trust deed, we allotted to Core Pacific-Yamaichi International (H.K.) Nominees Limited, as trustee for the 2011 Plan, 100,000,000 ordinary shares on trust for the benefit of participants in the 2011 Plan.

In January 2014, we adopted the 2013 Plan. The 2013 Plan provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or consultants of our company and its affiliates. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 64,497,718 ordinary shares.

Immediately prior to the completion of this offering, all restricted shares previously granted will be re-designated as Class B ordinary shares.

We account for share-based compensation following the provision of ASC 718, or ASC 718, Compensation —Stock Compensation, under which we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the consolidated financial statements based on their grant date fair values and the related cost is recognized over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. All grants of share-based awards to employees classified as liability awards are recognized in the consolidated financial statements based on their grant date fair values and re-measured to fair value at the end of each reporting period. The liability recorded considers the fair value of the award and the number of awards that have vested to date. Re-measurement of the fair value of the liability awards is recorded as share-based compensation costs. We have no liability awards for the years ended December 31, 2012 and 2013 and issued restricted shares with redemption features to two employees that are considered tandem awards, having both equity and liability components, for the nine months ended September 30, 2013.

We have elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense related to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. We have determined the fair value of share-based awards with the assistance of an independent third party valuation firm.

We have granted the following restricted shares to certain of our employees (including executive officers) and directors under the 2011 Plan:

Grant date	Number of restricted shares	Fair value of the underlying ordinary shares (US$)
June 1, 2011	48,020,000	0.0474
September 1, 2011	400,000	0.1308
January 1, 2012	21,270,000	0.1750
February 1, 2012	80,000	0.1750
March 1, 2012	900,000	0.1772
May 1, 2012	190,000	0.1833
June 1, 2012	800,000	0.1833
July 1, 2012	3,000,000	0.1874
September 1, 2012	2,570,000	0.1935
December 4, 2012	40,000	0.3283
December 21, 2012	200,000	0.3283
January 1, 2013	2,100,000	0.3283
March 1, 2013	1,000,000	0.3698
March 21, 2013	25,000	0.3865
April 1, 2013	862,500	0.3865
April 17, 2013	2,750,000	0.3865
June 1, 2013	4,420,000	0.4077
July 1, 2013	950,000	0.4096
September 1, 2013	250,000	0.4483
October 1, 2013	2,670,000	0.4653
November 1, 2013	100,000	0.4653
January 1, 2014	4,150,000	0.6316
March 21, 2014	7,322,500	1.3560

We have granted the following restricted shares with a purchase price of US$0.34 to certain of our employees (including executive officers) and directors under the 2013 Plan.

Grant date	Number of restricted shares	Fair value of the underlying ordinary shares (US$)
January 2, 2014	14,300,000	0.6282
March 21, 2014	31,376,131	1.3560

For the grants on January 1, 2014 and January 2, 2014 under our 2011 Plan and 2013 Plan, the fair values of our ordinary shares at the grant dates were US$0.6316 per share and US$0.6282 per share, respectively, and the total estimated share-based compensation to be recognized over the vesting period of ranging from 4 to 5 years is approximately US$8.0 million. For the grant in March 2014 under our 2011 Plan and 2013 Plan, the fair value of our ordinary shares at the grant date was US$1.3560 per share and the total estimated share-based compensation to be recognized over the vesting period of 5 years is approximately US$44.2 million.

Fair Value of Our Ordinary Shares

In determining the estimated fair value of restricted shares granted to executive officers and certain employees, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. We have followed the ‘‘Level B’’ recommendation, and established the fair value of our ordinary shares at the dates of grant using a retrospective valuation with the assistance of an independent appraiser. We obtained a retrospective valuation instead of contemporaneous valuation because our financial and managerial resources were limited before 2014. We are ultimately responsible for all the fair value measurements in relation to the ordinary shares.

In determining the fair value of our ordinary shares, we followed a two-step process. In the first step, the equity value of our company was determined by taking into consideration the income approach, or the discounted cash flow method. Due to lack of consistencies in the guideline companies’ valuation ratios, we did not apply any weight for the market approach to arrive at the equity value of our company. Instead, the market approach is only used to corroborate the valuation results based on the income approach.

In estimating the total equity value of our ordinary shares, we considered the discounted cash flow, or DCF, method, which incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The key assumptions used in developing the cash flow forecasts include: (i) compounded annualized growth rates of revenue range from 12% to 50% over the forecasted period ; (ii) gross margin forecast to improve with increasing economies of scale; and (iii) a terminal growth rate after the projection period.

The DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast to present value. WACC comprises a required rate of return on equity plus the current tax-effected rate of return on debt, weighted by the relative percentages of equity and debt in the capital structure of comparable public companies whose business operations are similar to that of ours. The required rates of return on equity were based on an estimation of the market required rate of return for investing in business similar to ours, which were derived by using the capital asset pricing model, or CAPM. Under CAPM, the discount rate was determined with consideration of the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, the scale of our business and our ability in achieving forecasted projections.

The risks associated with achieving the forecasts were assessed in selecting the appropriate WACC, which had been determined to range from 17.5% to 20.5%.

In estimating the fair value of our ordinary shares by the DCF method, our management does not think there would be disproportionate returns of cash flows to different shareholders. That is, we do not think the controlling shareholders would receive greater returns than the non-controlling shareholders through their control of business decisions or participation in the daily operations of the business. Therefore, neither control premium nor a lack of control discount was considered in our valuations.

We also applied a discount for lack of marketability, or DLOM, ranging from 40% to 11%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, including the following:

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which we will carry on our business;

•	there will be no major changes in the current taxation law in countries in which we operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	the availability of financing will not be a constraint on the future growth of our operation;

•	we will retain and have competent management, key personnel, and technical staff to support our ongoing operation; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

In the second step, since our capital structure comprised convertible preferred shares and ordinary shares at each grant date, we allocated our equity value among each class of equity securities using the option-pricing method. The option-pricing method treats ordinary shares and preferred shares as call options on our company’s equity value and liquidation preference of the preferred shares.

The increase in the fair value of our ordinary shares from US$0.0474 per share as of June 1, 2011 to US$0.1308 per share as of September 1, 2011 was primarily attributable to the following factor:

•	We completed series A financing through the issuance of preferred shares to certain investors, including an affiliate of Tencent, in July 2011. We believe the completion of this round of financing not only provided additional funding for our expansion, but also established our strategic relationship with Tencent. Therefore, we made upward adjustments to our long-term estimated revenues and earnings when preparing financial forecast for valuation as of September 1, 2011.

The increase in the fair value of our ordinary shares from US$0.1308 per share as of September 1, 2011 to US$0.1750 per share as of January 1 , 2012 and February 1, 2012 was primarily attributable to the following factor:

•	We reoriented our business model and our user base grew rapidly over the period. We expected that we would be able to monetize the expanded user base in 2012 and hence made upward adjustments to our forecasted revenues and earnings when preparing financial forecast for valuation as of January 1, 2012 and February 1, 2012.

The increase in the fair value of our ordinary shares from US$0.1750 per share as of February 1, 2012 to US$0.1935 per share as of September 1, 2012 was primarily attributable to organic growth of our business.

The increase in the fair value of our ordinary shares from US$0.1935 per share as of September 1, 2012 to US$0.3283 as of December 4, 2012 and US$0.3698 as of March 1, 2013 was primarily attributable to the following factor:

•	During this period, we experienced significant improvement in profitability and started generating profit. Our revenues increased by 106% from 2011 to 2012. Therefore, we made upward adjustments to our forecasted revenues and earnings when preparing financial forecast for valuation as of December 4, 2012 and March 1, 2013.

The increase in the fair value of our ordinary shares from US$0.3698 per share as of March 1, 2013 to US$0.4096 as of July 1, 2013 was primarily attributable to the following factor:

•	We completed series B financing in June 2013 and raised additional funds from certain investors including Tencent. The financing not only strengthened our financial status and resources, but also indicated an increase in investors’ confidence in our business perspective. In addition, DLOM decreased from 30% as of January 1, 2013 to 20% as of July 1, 2013 to reflect the increase in liquidity of our shares.

The increase in the fair value of our ordinary shares from US$0.4096 as of July 1, 2013 to US$0.4653 as of November 1, 2013 was primarily attributable to the following factor:

•	We started the preparation of this filing in the fourth quarter of 2013. As we progressed toward the initial public offering, the liquidity of our shares increased and the discount for lack of marketability decreased from 20% as of July 1, 2013 to 16% as of November 1, 2013.

The increase in the fair value of our ordinary shares from US$0.4653 as of November 1, 2013 to US$0.6316 as of January 1, 2014 was primarily attributable to the following factor:

•	Our actual revenue for the full year exceeded our previous estimate. In view of the above, we revised our financial forecast upward for valuation as of January 1, 2014.

The decrease in fair value of our ordinary shares from US$0.6316 as of January 1, 2014 to US$0.6282 as of January 2, 2014 was attributable to the potential dilution effect from purchase of 14,300,000 outstanding in-the-money restricted shares granted under our 2013 plan, by increasing equity value based on pro-forma proceeds as if those restricted shares were purchased and increasing number of common shares for allocation purpose.

The increase in the fair value of our ordinary shares from US$0.6282 as of January 2, 2014 to US$1.3560 as of March 21, 2014 was primarily attributable to the following factors:

•	We experienced rapid growth and our actual performance exceeded our previous estimate. Monthly active users of our mobile applications increased significantly in the first quarter of 2014. We believe the increase in mobile internet service users will contribute to our revenue growth in the future.

•	During this period, Internet companies listed in the U.S. market continued to be robust and many companies had their record high stock trading prices in recent years.

•	With consideration of the above, we adjusted our financial forecast upward for valuation as of March 21, 2014.

•	Our discount rate decreased from 20.5% as of January 2, 2014 to 19.5% as of March 21, 2014 as a result of the increase in the size of our business and the decrease in small size risk premium, which is a component of our estimated cost of capital.

•	We made our confidential submissions of the draft registration statement with respect to this offering to the Securities and Exchange Commission in the first quarter of 2014, and hence the probability of a successful offering increased, resulting in a decrease of the discount for lack of marketability from 16% as of January 2, 2014 to 11% as of March 21, 2014.

In determining the fair value of restricted shares granted on January 2, 2014 and March 21, 2014, we use the binomial tree model for an option pricing applied. As the grantees were required to pay purchase price for their restricted shares, the restricted shares are treated as an option for the purpose of determining the fair value of such restricted shares. The key assumptions used to determine the fair value of the restricted shares with the option feature at the relevant grant dates in 2014 were as follows. Changes in these assumptions could significantly affect the fair value of the restricted shares and hence the amount of share-based compensation expense we recognize in our consolidated financial statements.

The following table presents the assumptions used to estimate the fair values of the restricted shares with the option feature granted in the periods presented:

2014
Risk-free interest rates(1)	2.78%~3.07%
Expected volatility range(2)	55%
Contractual term (years)	10
Expected dividend yield(3)	0%
Expected exercise multiple(4)	2.8

(1)	The risk-free interest rate for periods within the contractual life of the restricted shares with the option feature is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry.
(3)	The dividend yield was estimated based on our expected dividend policy over the expected term of the restricted shares with the option feature.
(4)	The expected exercise multiple was based on research study regarding exercise pattern and historical statistic data.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

As a private company with no quoted market in our ordinary shares, we need to estimate the fair value of our ordinary shares at the relevant grant dates for employee restricted shares and at each reporting date for non-employee options. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

Recently Issued Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board issued ASU No. 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets

within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment, or CTA, should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. We have adopted ASU 2013-05 on January 1, 2014 and do not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), or ASU 2013-11, to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. We have adopted ASU 2013-11 on January 1, 2011. Starting January 1, 2011, we have presented an unrecognized tax benefit or a portion of an unrecognized tax benefit as deduction of deferred tax assets if applicable.

INDUSTRY

Global Mobile Internet Industry

Overview

The global mobile internet industry is developing rapidly with the continuous enhancement of infrastructure, and the increasing use of smartphones and other mobile devices which have become more affordable. According to IDC, global mobile internet users totaled approximately 1.0 billion in 2012, representing a 36.5% increase over the user base in 2009, and are expected to reach approximately 2.3 billion in 2017, representing a five-year CAGR of 15.8%. Mobile devices now drive over 20% of global internet traffic with the proportion continuing to grow, according to StatCounter.

Smartphone Penetration

The increase in smartphone penetration is driving global mobile internet growth. According to IDC, global smartphone shipments are expected to increase from approximately 725.3 million units in 2012 to 1.7 billion units by 2017, representing a five-year CAGR of 18.4%, with the market share of smartphone increasing from approximately 41.7% to 74.7% over the same period. The emergence of high-performance, affordable Android-based smartphones is a key catalyst in driving smartphone adoption. Some successful regional smartphone brands, such as Xiaomi and Lenovo in China and Micromax in India, are gaining market share with phones typically priced in the range of US$150-300, representing significant cost benefits to users as compared to iPhone.

Android Operating System

As a result, the Android operating system has become the world’s most commonly used operating system for smartphones. According to IDC, Android-based smartphones are expected to have approximately 78.6% market share of global smartphone shipments in 2013, compared with 15.2% market share for iOS-based smartphones and other mobile devices, and are well positioned to maintain a strong leadership position for the foreseeable future.

Despite its market leading position, the Android operating system faces various challenges including more security breaches and the lack of effective computing power and storage management solution, as Android is an open-source operating system that does not have as stringent requirements for apps developed by third parties. There are certain apps designed specifically to address these challenges and to make the Android operating system work more efficiently, which are often referred to as “mission critical apps.”

Beneficiary of Mobile Internet Growth

Established global internet companies are likely to benefit from this wave of exponential mobile internet growth. Compared with pure-play mobile internet companies, established internet companies enjoy multiple competitive advantages in establishing and growing their mobile internet presence, including widely recognized brand names, large and loyal user base, robust technology infrastructure, as well as strong connections with other business partners, especially those internet companies that are also aggressively expanding into mobile internet. Therefore, established global internet companies are well positioned to offer their products services on both internet and mobile internet platforms to serve their large and loyal user base.

Mobile Apps Distribution

Mobile apps are distributed through various means, including app stores, super apps and mobile browsers.

App Stores

According to App Annie, there were more than 1.1 million apps available on Google Play worldwide, and 1.0 million apps available in the Apple App Store as of December 31, 2013 with cumulative downloads reaching over 50 billion in 2013. This massive amount of mobile apps offer a rich user experience while, at the same time, creating a challenge for efficient application discovery and distribution within app stores, which focuses on a small number of top-rated applications. The distribution of apps customized for individual users is generally less developed. As a result, it is challenging for users to discover new apps and for developers to distribute their new apps.

In some countries, the app store market is highly fragmented. In China, for example, as Google Play does not have a local content publishing license, the Android app store market includes several local players, such as Tencent, 91wireless, 360 Mobile Assistant, and Wandoujia.

Super Apps

The lack of application discovery capability calls for an industry wide solution, and gradually alternative application discovery and distribution channels emerge and become popular, such as recommendation engines of super apps, and mobile browsers.

Three of the key categories for Google Play app downloads in 2013 were social, communication, and tools. Collectively, they accounted for 19% of Google Play downloads including games in 2013, according to App Annie. Furthermore, there are only eight non-game applications with over 50 million cumulative downloads on Google Play worldwide in the second half of 2013, including Facebook, WhatsApp and Clean Master. Such applications are commonly referred to as “super apps.”

Top 10 Apps by Monthly Downloads Excluding Games (Google Play December 2013)

Rank	Applications	Publisher	Headquarters	Category
1	Facebook	Facebook	United States	Social
2	WhatsApp Messenger	WhatsApp	United States	Communication
3	Facebook Messenger	Facebook	United States	Communication
4	Skype	Microsoft	United States	Communication
5	Instagram	Facebook	United States	Social
6	Clean Master	Kingsoft Internet Software*	China	Tools
7	LINE	LINE	Japan	Communication
8	Twitter	Twitter	United States	Social
9	Viber	Viber Media	Cyprus	Communication
10	Anti-Virus Security	AVG	Czech Republic	Tools

Source: App Annie

Note:	Similar versions of the same app with different names (e.g., Skype for iPhone and Skype for iPad) are unified and ranked as a single app. Applications are reported under their parent companies as of December 31, 2013.
*	Our company underwent a corporate name change from Kingsoft Internet Software Holdings Limited to Cheetah Mobile Inc. on March 25, 2014.

Super apps are ideal channels for application distribution because they have a combination of critical factors that enable an application to identify its potential audience in a targeted way:

•	Most super apps have a massive and engaged user base and, as a result, can provide effective reach to a vast audience.

•	Tools apps, in particular, have a high retention rate and user engagement, such as high frequency of user interactions, which result in deep user insights through data analytics.

•	Such insights, together with proprietary commercial product solutions, enable targeted advertising, application recommendation and distribution capabilities.

Some super apps have incorporated in-app promotion and achieved significant success. For example, LINE, a communication application in Japan, has built its own game center and become a major mobile game distribution channel in Japan. Application developers are increasingly using super apps as a key promotion channel.

Mobile Brower

In addition to app stores and super apps, mobile browsers are also gradually evolving into an application delivery platform. The development of HTML5 technology, combined with the emergence of in-app search and light-app technology, make the browser uniquely suited to the distribution of long-tail apps.

Mobile Apps Monetization

There are three proven mobile apps monetization, including advertising, value-added service (mostly mobile games) and paid download.

Mobile Advertising

The global advertising industry continues to experience a macro shift in advertising spending from offline channels, such as print, television and radio, to online channels, with mobile representing an increasing share of the online advertising spending. The growth in mobile advertising has been fueled by several factors, namely (i) the increasing amount of time users spend on mobile devices, (ii) strong targeting characteristics, allowing advertisers to glean meaningful aggregated information about mobile users, and (iii) real-time interaction with users, such as users providing timely ratings to products and services through their mobile devices.

According to IDC, the mobile advertising market is expected to surge from $10.0 billion in 2012 to $52.2 billion in 2017, representing a five-year CAGR of 39.2%. Over the same period, IDC expects other forms of advertising, such as online search, online advertising and online video advertising, to grow by 6.5%, 7.8% and 21.5% respectively.

Mobile advertising spending has been primarily driven by developed markets such as North America, Western Europe and Japan. In 2012, North America had the highest mobile advertising spending, at $4.7 billion, and is expected to remain the top advertising market with US$27.0 billion spending in 2017, representing a five-year CAGR of 41.9%, according to IDC. Western Europe, Japan, and the rest of the world’s mobile advertising spending is expected to grow from US$1.1 billion, US$1.8 billion and US$2.4 billion in 2012 to US$10.0 billion, US$3.6 billion and US$11.6 billion in 2017.

Mobile Games

Mobile games represent a disruptive opportunity as compared with console and PC games as they have a larger addressable audience and can be played anytime anywhere. Most mobile games monetize through in-game purchase of virtual items. According to IDC, the revenue generated from mobile digital game downloads globally is expected to grow from $6.3 billion in 2012 to $14.5 billion in 2017, representing a five-year CAGR of 18.3%.

Paid Download

Payment for downloading an application is a traditional form of monetization for mobile applications. However, paid applications are facing competition from free apps. According to App Annie, paid applications are estimated to constitute approximately 3.3% of total application downloads including games through 2013.

Internet and Mobile Internet Market in China

Overview

The number of internet users in China is expected to continue to grow in the foreseeable future. According to the China Internet Network Information Center, or CNNIC, a not-for-profit organization, the number of internet users in China reached 618 million as of December 31, 2013, making China the largest internet market in the world based on the number of users. According to iResearch, the number of internet users in China is expected to increase to approximately 850 million in 2017.

The mobile internet population in China has grown substantially due to the rapid development of mobile internet, technological and network enhancement and increasing affordability of a variety of smartphones, including successful regional smartphone brands, such as Xiaomi and Lenovo, promotions by mobile carriers and improving quality and variety of mobile content. On December 4, 2013, China’s Ministry of Industry and Information Technology started to issue 4G licenses and mobile carriers are expected to quickly build out 4G base stations across China. The continued rollout of 3G and 4G networks and related mobile infrastructure as well as the increasing smartphone penetration is expected to drive rapid growth of mobile internet users in China.

According to CNNIC, the number of mobile internet users in China reached 500 million as of December 31, 2013. According to iResearch, it is expected to increase to 745 million in 2017, representing a four-year CAGR of 10.5%.

Mission Critical Applications for Security and Performance Optimization

With more content consumption, social interaction and transactions moving from offline to online, the concern regarding the level of trust they should place in their online engagements increases. Internet-based threats have evolved from virus software to malware, phishing sites and personal data leakage. The insufficiency of traditional anti-virus application packages in the face of these new threats has led to demand for a solution that can not only protect against viruses, but can also protect user privacy and optimize system performance.

As a result, the internet security and system optimization market in China has grown significantly over the past five years, reaching 498 million users, or 81% of the online population in December 2013. The number of users of mobile internet security products reached 148 million users with a 30% penetration rate in December 2013, according to iResearch. The top five mobile security products covered approximately 91% of total users in 2013, according to iResearch, namely 360 Mobile Safe, Tencent Mobile Manager, LBE Safety Master, KIS Mobile Defender and SECUREit.

Monetization Models

There are three proven monetization models in China’s internet and mobile market, namely online advertising, online games and e-commerce. According to iResearch:

Online Advertising

From 2012 to 2017, the Chinese online advertising market is projected to increase from RMB75.3 billion to RMB282.5 billion, representing a five year CAGR of 30.3%. The online advertising market primarily includes search marketing, advertising, video advertising and others. Search marketing is the main form of online advertising. From 2012 to 2017, the internet search market in China is projected to increase from RMB28.1 billion to RMB96.3 billion, representing a five year CAGR of 28.0%.

Online Games

From 2012 to 2017, the online game market in China is projected to increase from RMB67.1 billion to RMB224.6 billion, representing a five-year CAGR of 27.3%. Online games are comprised of three main types: PC-based client-end games, web games and mobile games, with web games and mobile games expected to outgrow the overall online game market. The web game market is expected to increase from RMB9.8 billion in 2012 to RMB40.6 billion in 2017, representing a CAGR of 32.9%, and the mobile game market is expected to increase from RMB8.8 billion to RMB70.6 billion during the same period, representing a CAGR of 51.7%.

E-Commerce

From 2012 to 2017, the broad e-commerce market in China, including B2B, online shopping, online travel and offline-to-online social commerce, is projected to increase from RMB8.2 trillion to RMB21.6 trillion, representing a five-year CAGR of 21.3%. The growth in e-commerce is primarily driven by the continued growth of China’s internet and mobile internet market, the migration of commerce from offline to online, and the substantial improvement and continuing development of the e-commerce infrastructure including payment and logistics systems.

BUSINESS

Overview

Our mission is to make the internet and mobile experience faster, safer and easier for users worldwide. To achieve this mission, we have developed a platform that offers mission critical applications for our users and global content distribution channels for our business partners, both of which are powered by our proprietary cloud-based data analytics engines.

For our users, our diversified suite of mission critical applications optimizes internet and mobile system performance and provides real time protection against known and unknown security threats. We had 329.5 million monthly active users for all of our applications in December 2013 and our applications have been installed on 346.6 million mobile devices as of December 31, 2013.

Set forth below is a brief description of our core applications for users.

•	Clean Master, which is a junk file cleaning, memory boosting and privacy protection application, had 150.7 million installations as of December 31, 2013, and 83.9 million monthly active users and 43.3 million average daily active users in December 2013. It was the No. 6 application worldwide excluding games on Google Play in terms of the number of monthly downloads in December 2013, according to App Annie. It was also the No. 4 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch.

•	Battery Doctor, which is a power optimization application, had 165.2 million installations as of December 31, 2013, and 52.5 million monthly active users and 22.8 million average daily active users in December 2013. It was the sixth most downloaded productivity application on Google Play in December 2013, according to App Annie. It was also the No. 1 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch.

•	Duba Anti-virus, which is an internet security application, had 141.0 million monthly active users and 58.3 million average daily active users in December 2013. We are the second largest provider of internet security applications in China in terms of monthly active users in December 2013, according to iResearch.

•	Cheetah Browser, which is our safe internet browser launched in June 2012 for PCs and in June 2013 for mobile devices, had 50.6 million monthly active users and 17.5 million average daily active users in December 2013.

•	Photo Grid, which is a popular photo collage application, had 41.1 million installations as of December 31, 2013, and 20.9 million monthly active users and 2.6 million average daily active users in December 2013. It ranked No. 3 in terms of the number of monthly downloads in the Photography category worldwide on Google Play in December 2013.

For our business partners, our platform provides them multiple user traffic entry points and global content distribution channels capable of delivering targeted content to hundreds of millions of people. Our business partners share revenues with us and promote our products and services. We have benefited significantly from our cooperation with over 380 online marketing business partners in 2013, including the major Chinese internet companies Alibaba, Baidu and Tencent.

Set forth below is a brief description of our core platform products for business partners.

•	Duba.com personal start page, which aggregates popular online resources and provides users quick access to most of their online destinations, had 46.8 million monthly active users in December 2013, according to iResearch.

•	Cheetah personalized recommendation engine, which recommends targeted content and services to our Cheetah Browser users, had 50.6 million monthly active users in December 2013.

•	Game centers, through which we have published over 400 games as of December 31, 2013.

•	Mobile app stores, which include our Mobile Assistant application stores in China and other in-app application stores, have offered approximately one million third party mobile applications as of December 31, 2013.

•	Kingmobi mobile advertising network, which we launched in December 2013.

Our proprietary cloud-based data analytics engines are the core of our platform. For our users, the data analytics engines perform real time analysis of mobile applications, program files and websites on their devices for behavior that may impair system performance or impose security risks. For our business partners, the data analytics engines help create user interest graphs according to a number of dimensions such as online shopping, gaming and frequently used applications, thus facilitating targeted content delivery.

Although substantially all of our applications are free to our users, our massive user base has created ample monetization opportunities for us and our business partners. We generate revenues from our online marketing services by referring traffic from our platform to e-commerce companies and search engine providers and by selling advertisements. We generated 73.8% and 81.7% of our revenues from online marketing services in 2012 and 2013, respectively. We also generate revenues by providing internet value-added services, or IVAS, currently mainly from online games.

We have achieved significant growth in recent years. Our revenues increased from RMB140.1 million in 2011 to RMB287.9 million in 2012, representing a 105.6% growth, and to RMB749.9 million (US$123.9 million) in 2013, representing a 160.5% growth. Our net income was RMB62.0 million (US$10.2 million) in 2013, a 530.0% increase over our net income of RMB9.8 million in 2012, compared to a loss of RMB30.2 million in 2011.

Our Strengths

We believe the following competitive strengths have contributed to our growth and created significant barriers to entry for our competitors.

Massive, Highly Engaged and Fast-growing Global User Base

We have amassed a massive, highly engaged and fast-growing global user base for our diversified suite of mission critical applications. Our applications attracted 329.5 million monthly active users in December 2013. The following chart shows monthly active users for all of our applications in each of the months indicated.

Sources: Internal records for mobile applications and iResearch for internet applications.

We believe mobile is a large opportunity and more users will transition from PCs to mobile devices for internet access and usage and we have invested significantly in research and development for mobile users. We ranked the No. 6 publisher of applications, excluding games, worldwide on Google Play as measured by number of downloads in December 2013, according to App Annie. Our mobile user base has grown rapidly since we launched our first mobile application Battery Doctor in July 2011. Our mobile applications attracted 166.2 million monthly active users in December 2013. The following chart shows monthly active users for our mobile applications in each of the months indicated.

Source: Internal records

In December 2013, approximately 47% of our mobile monthly active users were from China, while the remainder were from overseas markets. Approximately 8%, 23%, 13% and 9%, respectively, of our monthly active users for mobile applications were from the United States, Asia (excluding China), Europe and other overseas markets in December 2013. Substantially all of our overseas users are users of our mobile applications. To serve our global user base, our applications are available in multiple languages, with Clean Master being available in 32 languages.

Diversified suite of mission critical applications for users

A strength of our platform is our diversified suite of mission critical applications that optimize mobile system and internet performance and provide real time protection against known and unknown security threats. These free applications have been developed from the ground up based on users’ fundamental needs and further fine-tuned based on feedback from millions of users. They have become an important part of our users’ digital lives and have a high level of “stickiness,” as users frequently use them to perform a broad range of essential tasks. As a result, our applications, including the following, have quickly gained popularity among users worldwide.

•	Clean Master, a junk file cleaning, memory boosting and privacy protection application we launched in September 2012, removes junk files on mobile devices that cause degraded system performance and frees up storage to install new applications.

•	Battery Doctor, a power optimization application we launched in July 2011, significantly extends battery life by intelligently managing the power consumption of all installed applications.

•	Duba Anti-virus, an internet security application for individual users, provides anti-virus, anti-phishing and secure online shopping functions and protects our users against known and unknown security threats. Duba Anti-virus was launched by Kingsoft Corporation in November 2000 and its cloud-based version was launched by us in August 2011. In a November 2013 test performed by the AV-TEST Institute, an independent IT security testing facility, we achieved 100% detection rate against a representative set of malicious applications discovered in the previous four weeks period, compared with an industry average of 96.6% out of the 28 mobile security products for the Android system tested.

•	Cheetah Browser, a safe internet browser launched in June 2012 for PCs and in June 2013 for mobile devices, seamlessly integrate our Duba Anti-virus’ security features and provide highly secure internet browsing experience.

•	Photo Grid, a popular photo collage mobile application we acquired in May 2013, allows users to quickly create professional looking collages of photos through intuitive interface.

Continuous R&D and innovation focused on optimizing user experience

We are proud of our user-centric culture, which drives our R&D and innovation. From our line engineers to our chief executive officer, everyone involved in our interactive product development process focuses on developing and enhancing products and services to anticipate, meet and exceed our users’ expectations. Through various channels such as pre-release trial events among our fans in various countries, feedback from closed beta testing, and user comments and ratings on application distribution platforms, our massive global user base provides us with an invaluable source of information regarding our products and services and the evolution of the mobile industry.

Feedback regarding our Clean Master mobile application is an example of our interaction with our large, active user community. Approximately 3.5 million users have provided written reviews of Clean Master as of December 31, 2013, voicing their support as well as proposing new ideas on product features. Our four million followers on Weixin, the largest mobile social platform in China, are also a source of insightful comments and suggestions. We listen to our users and make relentless efforts to improve this product in response to users’ feedback. As a result, we often release new versions in a matter of days.

Our users appreciate our focus on their needs. Clean Master was rated 4.7 out of 5 stars on Google Play on December 31, 2013. Battery Doctor was rated 4.6 out of 5 stars on Google Play as of the same day, also a testament to our high user satisfaction level.

Cloud-based data analytics engines enhancing platform performance

Our proprietary cloud-based data analytics engines enhance the performance of our platform for both our users and business partners. For our users, our data analytics engines enable applications installed on users’ end devices to utilize the most up-to-date security threat library and application behavior library in the cloud to optimize system performance and protect against security threats.

•	In addition to our security threat library that includes large number of blacklisted and whitelisted program files and websites, we have developed a mobile application behavior library that includes approximately 2.8 million mobile applications as of December 31, 2013, covering most of the mobile applications on Android platform. We are able to identify application behavior or security threats on our users’ end devices through these cloud-based libraries in fractions of a second.

•	Using a heuristic, or experience-based, approach executed by our cloud-based analytics engines, we are able to learn from large number of known samples and automatically identify abnormal behavior of unknown applications or security threats on our users’ end devices generally within 90 seconds with minimal false rate.

For our business partners, our data analytics engines enable us to distribute targeted advertising or games to our users’ devices. We have developed a Face Mark system that maps our users’ interests according to a number of dimensions such as online shopping, online games and frequently used applications. We can help our business partners promote their brands, products and services to relevant audiences across “multi-screens,” regardless what devices or operating systems their audience may use, as long as they run our applications.

Proven monetization model driven by platform products and extensive network of business partners

We have a proven monetization model. Our platform products, such as our duba.com personal start page, Cheetah browser and Mobile Assistant application stores enable our more than 380 online marketing business partners to offer their products and services on our platform and to reach our massive user base. We generated 73.8% and 81.7% of our revenues from online marketing services in 2012 and 2013, respectively. We generate revenues from our online marketing services by referring traffic from our platform to e-commerce companies and search engine providers and by selling advertisements. Our Kingmobi mobile advertising network helps advertisers effectively reach their audience through our mobile applications in a targeted and precise manner. In addition, as an important game publisher in China, we publish more than 400 games through our game centers.

With our platform products, we are an integral part of a thriving business ecosystem. We believe our users have made our duba.com personal start page one of the top sources of third party search traffic to Baidu and Sogou (through the Soso search engine, which was owned by Tencent prior to its merger into Sogou in September 2013), and major e-commerce companies such as Alibaba. These business partners share revenues with us and promote our products and services on their platforms. We also supply our blacklisted and whitelisted website address libraries to Baidu and Tencent to help them filter out malicious websites from their search results. As a result, our growth has benefited significantly from the cooperation with our business partners.

Experienced management team with strategic vision and a proven execution track record

Our management team has a proven track record of transforming mission critical utility functions into widely popular free applications, amassing a large number of users onto a global distribution platform and achieving significant financial success. Each of the members of our core management team has more than ten years of experience in the development and marketing of internet utility applications.

By leveraging our management’s deep understanding of forces shaping the mobile internet landscape, we have identified and successfully pursued opportunities to acquire and integrate promising early stage businesses with technology, products and teams that advance our strategic vision. For example, in April 2013, we acquired Antutu, a mobile system performance benchmarking application. It has helped us understand the configuration and performance of almost all existing or newly released Android smartphones on the market, which gives us a significant advantage in the development of other mission critical applications on our platform. In May 2013, we acquired Photo Grid, a photo collage application, which has complemented our other products and services and expanded our presence in the U.S. market as its user base grew rapidly in the U.S. after the acquisition.

Our Strategies

We aim to make the internet and mobile experience faster, safer and easier for for users worldwide. To achieve this mission, we intend to:

Further grow our mobile user base

Mobile is a tremendous opportunity, and we are developing a large, active and loyal mobile user base essential to our continued growth and success. We intend to further grow our mobile user base by increasing our marketing efforts and continuing to refine and enhance our products and services.

•	Increase our marketing efforts. We intend to increase our marketing efforts primarily by promoting our brand through social media and online marketing. We have been particularly active in social media, with our Facebook page generating over 1.1 million “likes” and our Weixin account having over four million followers as of January 19, 2014. In addition, we have created a series of online videos promoting our products and these videos have been viewed over 14.7 million times as of January 19, 2014. We will continue these marketing efforts to enhance brand recognition of our company as a global mobile internet platform company and broaden awareness of our mobile products.

•	Continue to refine and enhance our products and services. We intend to continue investing in R&D and taking advantage of our proven interactive product development process to refine and optimize our products and services. For our user applications, we plan to add more features and functions to our mission critical applications to improve their utility and enhance user engagement. For our platform products for business partners, we will enhance our Face Mark system and cross delivery capability in an effort to more precisely distribute relevant advertising or games to our users’ devices. We plan to continue to enhance the capability of our cloud-based data analytics engines to better serve our mission critical applications for users and platform products for business partners.

Deepen our global penetration

We intend to deepen our global penetration, especially in our key markets such as the United States, Japan and Europe to grow our user base, expand our product and service offerings and strengthen our brand recognition.

We plan to establish local operations and acquire talent in our key markets to tailor our products and services to local preferences and interests and to conduct business development and sales and marketing activities. For example, we are in the process of expanding our Silicon Valley operations to accelerate our business development in the United States. In addition, we plan to enter into arrangements with local distributors to promote our products and services in other major global markets.

To execute our global strategy, we also intend to develop strategic relations with leading global technology and internet companies as well as leading local players to replicate our successful cooperation with business partners in China. In addition, we plan to explore collaboration opportunities with smartphone makers, especially those covering the overseas markets, to pre-install our applications on their phones to grow our global user base.

Enhance monetization capabilities

We plan to leverage our massive user base to enhance our monetization capabilities. We plan to develop additional forms of advertising on our mobile applications to increase our advertising inventory and effectiveness in reaching the targeted audience. We will plan to utilize our Kingmobi mobile advertising network to better manage our advertising inventory and broaden our global distribution capabilities.

We also intend to further grow our game publishing capabilities, featuring more popular games developed by our creative game developer partners. By capitalizing on the distribution capability of our platform, we intend to become a global game publishing platform, especially for games developed by Chinese developers, to reach our vast global user base. We plan to explore additional monetization opportunities by launching new value added services for our users and business partners.

Pursue strategic investment and acquisition opportunities

We have made a series of successful synergistic investments and acquisitions that have contributed to our rapid growth, including our acquisitions of Antutu and Photo Grid. We plan to leverage our deep understanding of the industry and our senior management’s strategic vision to selectively pursue new investment and acquisition opportunities and integrate acquired businesses and teams into our business operations in the most efficient and effective manner. We believe successful investments and acquisitions can help us expand our user base and products and services, as well as enhance our monetization capabilities.

Our Mission Critical Applications for Users

The table below sets forth some basic information of our core mission critical applications.

Name	Platforms / Date of Launch or Acquisition	Monthly Active Users in December 2013 (million)	Average Daily Active Users in December 2013 (million)	Google Play Rating on December 31, 2013	Number of languages available as of December 31, 2013
Clean Master	Android / September 2012(L) iOS / January 2014	83.9	43.3	4.7	32

Battery Doctor	iOS / July 2011(L) Android / September 2011(L)	52.5	22.8	4.6	20

Duba Anti-virus	Windows / November 2000(L) Android /August 2012(L)	141.0	58.3	4.5	21

Cheetah Browser	Windows / June 2012(L) Android / June 2013(L) iOS / June 2013(L)	50.6	17.5	N/A	2

Photo Grid	Android / May 2013(A) iOS / May 2013(A)	20.9	2.6	4.6	21

L: date of launch; A: date of acquisition.

Clean Master

Clean Master is a powerful junk file cleaning, memory boosting and privacy protection tool we launched in September 2012 for mobile devices. Clean Master also features application management functions.

Junk file cleaning. Clean Master helps users identify and safely remove junk files at the touch of a button. Mobile applications create a large amount of junk files during normal operations, including those cached by the operating system and various applications and downloaded installation packages. These unnecessary files gradually clutter up valuable storage space on mobile devices, resulting in reduced performance and preventing users from installing new applications. Junk file cleaning is a pressing need for most mobile users.

The proliferation of new mobile applications has made junk file cleaning challenging. Each application, upon new release, creates its own unique type of junk files and the risk is high that an application may not function if the junk file associated with the application is not removed properly.

Clean Master solves this problem by utilizing our cloud-based application behavior library to identify junk files associated with the applications installed on users’ end devices. Our application behavior library includes approximately 2.8 million mobile applications as of December 31, 2013, covering most of the mobile application on the Android platform. Our data analytics engine can also identify junk files generated by unknown applications, which allow Clean Master to effectively clean these junk files.

As our cloud-based data analytics engines continue to evolve, Clean Master becomes more precise in identifying and cleaning junk files. The average size of total junk files cleaned per user in the first use has increased by approximately 26.1% in the second half of 2013 from the first half of 2013.

Memory Boosting. Clean Master’s memory boosting function allows one-touch termination of non-essential running processes and selective termination of other running processes, thereby freeing up CPU resources and memory usage and improving system response speed.

Privacy Protection. Clean Master’s privacy protection function provides for easy cleaning of SMS and MMS records, call logs, browsers search history, cookies and saved login information.

Application Management. Clean Master provides an easy-to-use interface and batch processing capability to back up and remove applications installed on a user’s mobile device without leaving residual files and data, which is more convenient and efficient than the application management functionality built into the Android operating systems.

Battery Doctor

Battery Doctor is a power optimization tool for mobile devices we launched in July 2011.

Longer Battery Life. Battery Doctor provides one-touch battery saving capability by analyzing the power usage of the applications and tasks running on users’ mobile devices and automatically tailoring the corresponding power saving settings. In addition, it creates custom power saving profiles and switches between them depending on the time of day and charge remaining in a device’s battery. These settings allow users to extend their battery life without noticeably impacting device performance.

System Dashboard. Battery Doctor provides a convenient graphical interface that allows users to better manage their mobile devices. For example, it can estimate the remaining battery time, giving users a more accurate indication of when they need to recharge. It also ranks power consumption of individual applications and lets users selectively terminate applications that drain batteries. It provides on-off switches for background tasks such as WiFi, Bluetooth, GPS and data services to avoid unnecessary battery consumption.

Battery Doctor optimizes battery usage by utilizing our cloud-based application behavior library that contains power consumption characteristics of approximately 2.8 million mobile applications as of December 31, 2013. Our data analytics engine can also identify power consumption characteristics of unknown applications, which allows Battery Doctor to effectively manage the power settings for these applications.

Duba Anti-virus

Duba Anti-virus is an internet security application for both PC and mobile devices. The PC edition of Duba Anti-virus was initially introduced as a paid subscription service, which we changed to a free service in November 2010. We launched the mobile edition in August 2012. We are the second largest provider of internet security applications in China in terms of the number of monthly active users in December 2013, according to iResearch. It incorporates anti-virus, anti-malware, anti-phishing, malicious website blocking and secure online shopping in a single lightweight installation package and leverages the power of our cloud-based data analytics engines to protect our users against known and unknown security threats and malicious applications.

Anti-virus and anti-malware. Duba Anti-virus can perform periodic or on-demand scan of program files and processes present on our users’ devices and test them against our cloud-based whitelisted and blacklisted security threats library, which contains approximately 238.8 million sample program files as of December 31, 2013. Program files that match the blacklist will be removed or quarantined automatically by Duba Anti-virus.

Program files that do not match any of the samples included in the cloud-based security threats library will be further analyzed using our cloud-based data analytics engines which can effectively identify unknown threats by employing a heuristic, or experience-based, approach to analyze the code and behavior of the unknown program files. By functioning as a sensor for our cloud-based data analytics engines, Duba Anti-virus can leverage the discovery of an unknown security threat on a single user’s device to protect the devices of our entire user community.

K+ defense. Duba Anti-virus includes a K+ defense system that integrates with our analytic engines and provides multi-layer comprehensive protection against a broad range of security threats to users’ computers.

•     System protection. The K+ defense system protects against malicious alteration of system configurations, prevents remote intrusion by hackers, blocks malicious websites, automatically scans downloaded files for malwares and protects web browsers from unauthorized alternation.

•     Online shopping protection. The K+ defense system blocks phishing and malicious shopping websites, prevents online shopping webpages being altered or login information being intercepted by Trojan horses installed on users’ computers and provides security module plug-in to enhance browser security. Critical processes such as online payments can be conducted in a secure virtual environment free of interference by malware.

Vulnerability fixing. Duba Anti-virus provides a one-click solution to scan and fix vulnerabilities in computer configurations that could create an elevated risk level of system intrusions.

Duba Anti-virus Mobile Edition. Duba Anti-virus mobile edition can detect and uninstall malicious mobile applications from users’ mobile devices. In a November 2013 test performed by the AV-TEST Institute, an independent IT security testing facility, we achieved 100% detection rate against a representative set of malicious applications discovered in the previous four weeks period, compared with an industry average of 96.6% out of 28 mobile security products for the Android system.

Duba Anti-virus mobile edition can also identify and terminate abnormal battery draining applications, blocks harassing or spam calls and otherwise fix mobile system vulnerability. In addition, it can block harassing advertisements contained in many free mobile applications without impacting the normal operations of such applications.

Cheetah Browser

Cheetah Browser is our high speed, safe web browser available for both PCs and mobile devices. We launched the PC edition in June 2012 and the mobile edition in June 2013. Cheetah Browser PC edition is a dual-core web browser, integrating the functionality of both the Chromium open-source rendering engine and the Internet Explorer rendering engine. The integrated Internet Explorer rendering engine provides maximum compatibility with pages across the internet, while the Chromium browser kernel operates at higher speeds. Cheetah’s intelligent core switching engine analyzes each web page visited and selects the fastest and most compatible rendering engine for that page.

High Browsing Speed. Cheetah Browser’s implementation of the Chromiumrendering engine contains a series of optimizations to boost its operating speed. For example, Cheetah Browser optimizes the webpage rendering process and performs parallel processing of multiple tasks, allowing it to load webpages more quickly.

Secure Browsing Experience. Cheetah Browser enables highly secure browsing experience through its browser intrusion prevention system that seamlessly integrates the cloud security and K+ defense system of our Duba Anti-virus.

•     The cloud security effectively prevents known and unknown virus and other malware from entering users’ computers and blocks counterfeit, phishing and other malicious websites and webpages containing Trojan horses and viruses.

•     The K+ defense system automatically comes into effect when users visit sensitive pages such as online payment webpages. It helps prevent users from losing sensitive login and financial information by creating a dedicated secured environment free of harmful viruses and Trojan horses and preventing payment webpages from being altered or redirected.

Photo Grid

Photo Grid is an easy-to-use photo collage application for mobile devices that we acquired in May 2013. Photo Grid allows users to quickly create professional looking collages of photos through an intuitive interface. Photos can be selected from users’ phones or from Facebook, Instagram, Flickr, Dropbox, or Google+ and then edited and arranged according to a variety of pre-defined or self-designed layouts. Users can then apply photo enhancement tools such as filters, backgrounds, stickers and text labels, making the creation of beautiful collages a simple and enjoyable experience. Users can conveniently save and share their creations through social media such as Twitter, Facebook and Instagram or emails.

Antutu Benchmark

Antutu Benchmark is a mobile hardware benchmarking application for Android devices that we acquired in April 2013. Antutu Benchmark performs CPU, GPU, RAM and I/O tests, providing an overall device performance score for Android devices. Android device users interested in knowing the performance of their own devices can run the benchmark test on their devices and compare the performance score and ranking against other devices. The statistics from the tests performed by all Antutu Benchmark users are available on antutu.com, which ranks Android devices based on their scores.

With numerous competing smartphone models available on the market each advertising its own advantages, Antutu Benchmark has become an important tool for purchasers of Android devices to understand the performance of different devices. Wide usage of Antutu Benchmark helps us understand the configuration and performance of these devices, which gives us a significant advantage in the development of our other mission critical applications.

Our Platform Products for Our Business Partners

Duba.com personal start page

A large number of users of our mission critical applications become loyal users of our duba.com personal start page, which provides a convenient starting point for their online experience. Duba.com aggregates a large collection of popular online resources and provides users quick access to most of their online destinations such as online shopping, video, online game, travel and local information. It also incorporates search functions provided by our business partners who are also our advertisers. Our large user base has turned our duba.com personal start page into one of the top sources of third party search traffic to Baidu and Sogou (through the Soso search engine), and major e-commerce companies such as Alibaba.

Users can click links on the duba.com start page to access our advertisers’ websites or search information using their selected search engine. We charge fees to our advertisers based on different criteria such as cost per time, cost per click and cost per sale for transactions or other activities that originate from our duba.com start page. The unit price is subject to negotiation based on the traffic we bring to the advertisers.

Game publishing

We have become an increasingly important game publisher in China. Through our PC game centers and mobile applications, we publish more than 400 games in the web game, client-based game and mobile game categories and a wide array of genres such as MMORPGs, first person shooters, action, adventure, sports, puzzle and children’s games. Substantially all of these games are free to play and we generate revenues from game players’ purchase and recharge of virtual currencies used in online games through our user account management system.

We have two types of game publishing arrangements. Under a joint operating arrangement, we jointly operate games with game developers and publishers without paying license fees or incurring significant promotional expenses. We share user payments with game developers. As of December 31, 2013, almost all of the games on our platform were under joint operating arrangements. However, we expect the number of games operated in exclusive publishing arrangement to increase in future. Under an exclusive publishing arrangement, we pay royalty fees and upfront license fees to developers and promote and operate the games at our own costs. The popularity of the games has a larger impact in exclusive publishing arrangement as we bear higher risks and potentially receive higher rewards under this arrangement.

Utilizing the distribution capability of our suite of applications, we can quickly promote games to a large number of our users through multiple channels such as our duba.com start page, Mobile Assistant application, Cheetah Browser, Clean Master and Battery Doctor. Our mobile applications with a large number of active users have become increasingly effective distribution channels for mobile games. For example, we have successfully published four third-party mobile games through Battery Doctor on the iOS platform in China since late 2013, and three of these four games were still among the top 50 grossing games on iOS in China as at March 31, 2014.

Cheetah personalized recommendation engine

Cheetah Browser has an embedded personalized recommendation engine that recommends targeted third-party content and services to users based on their user interest graph created by our Face Mark system. For example, a user who has shopped on an e-commerce site recently may find promotions from the same e-commerce company for relevant products when the user opens Cheetah Browser. As we have full control of Cheetah Browser as opposed to other third party browsers, we have more flexibility to deliver recommendations to our users through different formats such as information bar, advertisements and pop-up message.

Kingsoft mobile assistant and other in-app application stores

Kingsoft Mobile Assistant is a mobile application store in China. It provides mobile users easy access to more than 600,000 applications as of December 31, 2013, covering a wide variety of categories. Kingsoft Mobile Assistant helps a large number of our PC based users become users of our mobile applications by enabling users of the PC edition of Duba Anti-virus to install our mobile applications in a seamless way.

Some of our mobile applications in China include an in-app application store offering popular applications and games that can be conveniently downloaded to mobile devices.

Case Study: Battery Doctor as an app discovery channel

Our mobile applications, with their large number of active users, have become increasingly effective distribution channels. This is illustrated by a promotion campaign we conducted for our Love Chinese Odyssey mobile game through Battery Doctor in November 2013. Battery Doctor was the No. 1 utility application in China in terms of monthly active users in November and December 2013 according to iResearch. Love Chinese Odyssey is a mobile role-playing game we released in November 2013. We promoted the game using the following advertising spaces within Battery Doctor:

•	Start screen. Every time a user launches Battery Doctor, the user sees a full page advertisement for the game that directs him to Battery Doctor’s message center. The advertisement on the start screen had approximately five million average daily impressions during the campaign period.

•	In-app application store promotion. Additional promotions in Battery Doctor’s in-app application store include banner advertisements, daily recommendations, limited time offers and our proprietary rankings.

•	Message center. The message center provides a more detailed description of the promotion.

•	Banner advertisements. User can also see a banner advertisement for the same promotion at the bottom of Battery Doctor’s screen.

With our promotion efforts, Love Chinese Odyssey ranked No. 5 on free chart and No. 6 on gross chart in Apple’s App Store in China within 3 and 8 days of its launch, respectively.

Kingmobi mobile advertising network

We launched our Kingmobi mobile advertising network in December 2013, through which we aggregate advertisements and deliver them to advertising spaces in mobile applications in a targeted and precise manner. Mobile applications that are enabled to receive advertisements from Kingmobi mobile advertising network can receive and publish the advertisements, including those developed by ourselves and third parties. Our advertising network allows advertisers to track the performance of their advertisements and allows mobile application publishers to manage their inventory of advertising spaces.

Our Cloud-Based Data Analytics Engines

Our cloud-based data analytics engines are a key competitive advantage for the development and enhancement of our mission critical applications serving users and our platform products serving our business partners.

Data analytics engines powering mission critical applications for users

For our users, our data analytics engines enable our applications to access our most up-to-date security threat and application behavior libraries in the cloud to optimize system performance and protect against both known and unknown security threats.

•	Our security threat library contains 238.8 million blacklisted and whitelisted sample program files and 5.9 million blacklisted and whitelisted sample website addresses as of December 31, 2013, with the number of samples continuing to grow rapidly.

•	We have developed a mobile application behavior library that includes approximately 2.8 million mobile applications as of December 31, 2013, covering most of the mobile applications on the Android platform. A wide range of application behavior such as junk file creation, power usage and invasion of privacy is collected in the library.

•	We can perform an automatic or on-demand scan to identify known security threats or behavior of known applications on users’ devices in a fraction of a second.

•	We can automatically identify abnormal behavior by unknown applications or security threats, generally within 90 seconds with a minimal false identification rate, through performing a heuristic, or experience-based, analysis with our data analytics engines.

Data analytics engines powering our platform products for business partners

Using cloud-based big data analytics, we have created our proprietary Face Mark system to graph our users’ interests according to a number of dimensions such as online shopping, gaming and frequently used applications. We have also developed “Cross-over” delivery technology that can identify audience groups across “multi-screens,” regardless what devices or operating systems these audience groups may use, as long as they have installed any of our applications. With the Face Mark system and Cross-over delivery technology, we can more precisely help our advertisers promote their own brands, products and services to targeted audiences and achieve a higher return on investments.

Evolution of our data analytics engines

Our security threats and application behavior libraries continuously expand with new samples exchanged with other security services providers and collected by search spiders. In addition, every device with our applications installed acts as a sensor for our cloud-based data analytics engines. The behavior of every new third party application installed on these devices is analyzed to establish a risk profile and enrich our security threats library.

Our Face Mark and Cross-over delivery technologies become more valuable with the expansion of our user base, as they help populate our user interest graph to create larger audience groups for targeted content delivery. This creates a powerful network effect. The more users install and use our applications, the more information our analytics engines are able to obtain to benefit both our users and business partners.

Our Customers

Our customers primarily comprise customers for our online marketing services, including e-commerce companies and search engines, who pay us for referring traffic from our platform to them, and advertisers who pay us for displaying advertisements on our platforms. In 2011, 2012 and 2013, we had 123, 199 and 387 customers for our online marketing services, respectively.

Alibaba accounted for 22% and 25% of our revenues in 2012 and 2013, respectively. We provide online marketing services to Alibaba’s users through online accounts created with Alibaba’s online advertising exchange platform under its Taobao Alliance Program. The online marketing services include traffic referrals through searches and links displayed on our mobile and PC platforms. Our partnership with Alibaba and our transactions with Alibaba’s users are subject to standard terms and conditions stipulated by Alibaba for the platform, which are publicly available online and are subject to amendments at the sole discretion of Alibaba. We are subject to such standard terms and conditions so long as we continue to provide online marketing services to Alibaba’s users through the Taobao Alliance Program. Pursuant to the terms and conditions, unless otherwise agreed, we share revenues of transactions completed through our platforms within 15 days after a purchaser’s click on our promotional link or searched products. The share of revenues is pre-determined by merchants on Alibaba’s platform to which we provide our services.

Baidu accounted for 8% and 19% of our revenues in 2012 and 2013, respectively. We enter into agreements with Baidu to promote Baidu’s mobile and PC products through promotional activities and advertising such as search traffic referral and display of links and graphics on our mobile and PC platforms. Pursuant to agreements under which we provide search traffic referral services, we have become a member of Baidu Union, which is a network of third-party websites affiliated with Baidu, and those agreements with Baidu are subject to a Baidu Union member registration agreement that regulates, among others, the contents of websites and software registered with Baidu Union. Our service fees are calculated based on either a revenue sharing model or at a pre-determined fixed fee rate. The fees are settled on a monthly basis. The contracts have a term varying from three months to two years, and terminate on the expiration date unless both parties agree to a renewal. Two of our existing contracts with Baidu that generated approximately 14% in aggregate of our total revenues in 2013 have a term of two years, with one expiring on February 28, 2015 and the other expiring on April 30, 2015.

Tencent accounted for 24% and 14% of our revenues in 2012 and 2013, respectively. We enter into business contracts with Tencent from time to time, pursuant to which we provide various online marketing services, including traffic referral and advertising Tencent’s products on our PC and mobile platforms. We calculate service fees based either on time or performance, such as pay per installation and pay per retained installation. The fees are generally settled on a monthly basis. Tencent has the right to terminate certain of the performance-based contracts if the effectiveness of our marketing services falls below a stipulated level. The term of the cooperation agreement is from January 1, 2014 to December 31, 2015. See also “Related Party Transaction—Transactions with Other Affiliates—Transactions with Tencent Shenzhen.” While we used to generate a significant portion of our revenues from Tencent through online marketing services promoting Tencent’s Soso search engine, the Soso search engine was merged into Sogou in September 2013. As a result, the revenues contributed by Tencent dropped significantly from 24% in 2012 to 14% of our revenues in 2013.

See “Risk Factors—Risks Relating to Our Business and Industry—Because a small number of business partners contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant business partner or a significant portion of its business.”

Research and Development

We seek to be at the forefront of our industry by meeting and exceeding user needs through the development of innovative products and services. We have been able to consistently anticipate market demand and release products that have achieved wide acceptance within a short period of time. For example, based on our understanding of the challenges associated with battery life and limited storage space, we launched cloud-based Battery Doctor and Clean Master in July 2011 and September 2012 respectively, and quickly amassed 52.5 million and 83.9 million monthly active users, respectively, in December 2013.

Our R&D and innovation are driven by our user centric culture. From our line engineers to our chief executive officer, everyone involved in our interactive product development process focuses on developing and enhancing products and services to anticipate, meet and exceed our users’ expectations. Through various channels such as pre-release trial events among our fans in various countries, feedback from closed beta testing and user comments and ratings on application distribution platforms, our massive global user base provides us with an invaluable source of information regarding our products and services and the evolution of the mobile industry. We then feed the ideas back into our development processes to innovate and enhance our products and services.

The widely popular Clean Master is an example of this virtuous cycle of product development. Approximately 3.5 million users have provided written reviews on Clean Master as of December 31, 2013, voicing their support as well as proposing ideas for new features. Our approximately four million followers on Weixin, the largest mobile social platform in China, also regularly provide insightful comments and suggestions. We listen to our users and relentlessly seek to improve this product in response to users’ feedback. As a result, we often release new versions in a matter of days. Clean Master received a rating of 4.7 out of 5 on Google Play, indicating a high user satisfaction level.

As of December 31, 2013, our engineering team consisted of 842 employees, approximately 76.4% of whom hold bachelor’s or more advanced degrees. In addition, we have a dedicated customer service team capable of operating in over 30 languages to interact with users, receiving their input and advice regarding further product development.

Marketing

We promote our brand, products and services primarily through social media and online marketing. We believe that our strong social media presence allows our users to become our brand advocates, which creates a strong viral marketing effect. We have a large number of followers on leading social platforms such as Facebook, Weibo and Weixin. We released a series of promotional online short films on video sharing sites such as Youku and Youtube and have received a large number of views and positive comments.

We also market our products and services through cross promotion. Users of any of our applications are provided with easy access to our complementary products. For example, users of Duba Anti-virus will be offered the opportunity to install Mobile Assistant, and a mobile device connected to the PC with Mobile Assistant installed will be offered the opportunity to install Clean Master, Battery Doctor and mobile edition of Duba Anti-virus. We recommend users of Cheetah Browser to use our duba.com start page as the default home page.

In addition, we have successfully used other innovative marking strategies to promote our products and services.

•	We created a media buzz before the 2013 Chinese New Year holiday by releasing a new feature for Cheetah Browser enabling our users to have a higher chance to successfully buy train tickets online for travel during the extremely busy holiday travel season. As a huge number of people travel on trains during that period and it is very difficult to buy tickets, Cheetah Browser received extensive media coverage and gained an instant jump in market share.

•	To promote the security feature of our Duba Anti-virus, we were the first in the industry to provide free insurance coverage on online shopping by users of Duba Anti-virus. Users are eligible to receive a cash payment of up to RMB2,000 per purchase for losses caused by viruses, phishing websites or Trojan horses when using the secured online shopping feature of Duba Anti-virus for covered purchases.

Competition

We face intense competition in all lines of our business. In the mobile internet space, we generally compete with other mobile application developers, including those developers that offer products claiming to perform similar functions as Clean Master and Battery Doctor. In the internet space, we mainly compete with Qihoo 360 in China’s internet security and anti-virus market. In addition, we compete with all major internet companies for user attention and advertising spend.

Intellectual Property

Our trademarks, patents, copyrights, domain names, proprietary technology, know-how and other intellectual property are vital to the success of our business. We protect our intellectual property rights through patent, trademark, copyright and trade secret protection laws in the PRC, Hong Kong, Japan, the United States and other jurisdictions. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we enter into with our employees also provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

Our intellectual property rights are essential to the operation of our platform and important for our business. As of March 31, 2014, we have eight patents in the PRC relating to our software and other proprietary technology. Seven of the eight patents are either independently held by Zhuhai Juntian or jointly held by Zhuhai Juntian, Beijing Security and Conew Network, and one patent is jointly held by Beike Internet, Beijing Security and Conew Network. All the eight patents will expire between November 2025 and August 2032, 20 years after their respective dates of application. We had registered 135 domain names, including www.duba.com, www.ijinshan.com, liebao.cn and 9724.com, 96 copyrights (including 93 software copyrights and 3 artwork copyrights), and 41 trademarks within China. In addition, we have filed 489 trademark applications and 445 patent applications in China. Our VIEs, Beijing Antutu, Beike Internet, Beijing Network and Guangzhou Network, have independently filed 140 patent applications, and have jointly filed an additional 192 patent applications together with Zhuhai Juntian, Beijing Security or Conew Network, our wholly owned PRC subsidiaries, in relation to the proprietary technologies that are essential to the operations of our platform and important for our business. The dates of these patent applications ranged from January 2010 to March 2014. All the patents that the four VIEs are currently applying for have a duration of 20 years starting from the date of application. In addition, the four VIEs independently own 21 software copyrights, and jointly own an additional 43 software copyrights together with Zhuhai Juntian, Beijing Security or Conew Network. All the software copyrights owned by the four VIEs have been published between September 2009 and March 2014. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication, and no protection will be offered if the software has not been published within 50 years after the date of completion of development. See “Risk Factors—Risks Relating to Our Corporate Structure—We may lose the ability to use and enjoy vital assets held by our VIEs if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.” We have one registered trademark in the U.S. and have filed a total of 329 trademark applications overseas.

As we were a subsidiary of Kingsoft Corporation, a number of patents, copyrights and trademarks used in our business were applied for and held by Kingsoft Corporation. Pursuant to the authorization and licensing agreement dated January 14, 2011, as amended, we licensed a total of 42 approved and pending patents, 34 software copyrights and 268 registered and pending trademarks from Kingsoft Corporation, including Kingsoft and , which are important to the marketing of our applications. This licensing agreement was terminated and superseded by the intellectual property transfer and license framework agreement that we entered into with Kingsoft Corporation on April 1, 2014. Pursuant to the framework agreement, Kingsoft Corporation transferred and licensed to us certain intellectual property, including software copyrights, registered and pending trademarks and approved and pending patents. See “Related Party Transactions—Intellectual Property Licensing Arrangements.” We also license related internet security products from third parties.

We have established policies and procedures to monitor certain key patents and trademarks for infringement or other unauthorized use, and a team of dedicated employees from the intellectual property, legal and marketing groups conduct daily searches and monitor our patents, as well as third party patents and distribution platforms, for infringing technology and software. See “Risk Factors—Risks Relating to our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position” and “Risk Factors—Risks Relating to our Business and Industry—We may be subject to intellectual property infringement lawsuits which could result in our payment of substantial damages or license fees or adversely affect our product and service offerings.”

Employees

We had 615, 692 and 1,178 employees as of December 31, 2011 and 2012 and 2013, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2013:

Function	Number of Employees
Operations	176
Research and development	842
Sales and marketing	81
General and administrative	79

Total	1,178

Facilities

Our principal executive offices are located on leased premises comprising approximately 8,235 square meters in Beijing, China. This facility currently accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have research and development centers in Zhuhai, Guangzhou, Zhengzhou and Hangzhou, China, and an office in Silicon Valley.

Our servers are hosted in leased internet data centers in different areas of China. These data centers are owned and maintained by third party data center operators. We believe that our existing facilities are sufficient for our current needs and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. For a description of certain legal proceedings and arbitration that we are currently involved in, see “Note 17. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 included in this prospectus.

In September 2011, Mr. Sheng Fu, our chief executive officer, was named as a defendant in a lawsuit filed by Qihoo in the High Court of the Hong Kong Special Administrative Region. The complaint was subsequently amended in May 2012, July 2012 and January 2014. The amended complaint alleges that Mr. Fu has breached his contractual obligations of confidentiality, non-competition, non-solicitation and non-disparagement under the agreements Mr. Fu had entered into with a subsidiary of Qihoo prior to his resignation from the subsidiary in August 2008. The complaint asserts that Mr. Fu was a product manager of Qihoo and was responsible for, and participated in, product design and research of certain antivirus products, including 360 Anti-virus and 360 Safe Guard and had access to the related confidential information, trade secret, technology and know-how.

In connection with the above claims, the complaint specifically alleges that Mr Fu: (i) used confidential information of Qihoo to develop, by himself or through Beijing Conew and Conew Network, an anti-virus product released around May 2010 that was substantially similar to Qihoo’s 360 Anti-virus and 360 Safe Guard and infringed upon the confidential information, trade secrets and other rights of Qihoo; (ii) engaged in or dealt with businesses and products that directly competed with the businesses and/or products of Qihoo within the 18-month restricted period; (iii) employed employees of Qihoo within the 18-month restricted period, including Mr. Ming Xu, our chief technology officer, who was the then director of technology of 360 Safe Guard, a division of Qihoo; and (iv) made certain negative statements publicly about Qihoo.

Qihoo is seeking a court declaration that Qihoo’s repurchase of its shares previously granted to Mr. Fu under Qihoo’s share incentive plan at a nominal value was valid, a court order that Mr. Fu cease to use any confidential information or know-how of Qihoo, damages for disparagement, and a court order that Mr. Fu account to Qihoo for any profits that he earned as a result of the alleged breach.

Mr. Fu joined us in October 2010 when we acquired Conew.com Corporation, for which Mr. Fu served as the chief executive officer prior to the acquisition. Our product offerings do not include, and are not derived from, the anti-virus products referenced in the complaint.

PRC REGULATION

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks, internet information security and censorship and online games (including online PC and mobile games) operations and online lottery, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Culture, or the MOC;

•	the State Administration of Press and Publication, Radio, Film and Television, or the SARFT, established as a result of institutional reform integrating the General Administration of Press and Publication, or the GAPP, and the State Administration for Radio, Film and Television, effective from March 22, 2013;

•	the National Copyright Administration, or the NCA;

•	the State Administration for Industry and Commerce, or the SAIC;

•	the State Council Information Office, or the SCIO;

•	the Ministry of Commerce, or the MOFCOM;

•	the Office of National Work Group for Combating Pornography and Illegal Publications;

•	the Ministry of Education;

•	the Ministry of Human Resources and Social Security;

•	the Bureau of Protection of State Secrets;

•	the Ministry of Finance, or the MOF;

•	the Ministry of Civil Affairs;

•	the State General Administration of Sports;

•	the Ministry of Public Security, or the MPS; and

•	the State Administration of Foreign Exchange, or the SAFE.

As the internet and mobile industries are still at an early stage of development in China, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future Chinese laws and regulations, including those applicable to the online game (including online PC and mobile games) and internet security industries. See “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” And this section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the Catalog of Telecommunications Business (2003 Amendment), implemented on April 1, 2003 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services.

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (a) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (a) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (b) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Antutu, Beike Internet, Guangzhou Network, Beijing Network and Beijing Conew, all of which are owned by PRC citizens. These entities are all controlled by Beijing Security and Conew Network, our wholly-owned subsidiaries, through a series of contractual arrangements. See “Corporate History and Structure.” Based on our PRC legal counsel, Han Kun Law Offices’ understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain an ICP license, a sub-category of the value-added telecommunications business operation license, from the relevant local authorities before engaging in the provision of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license.

We currently, through Beike Internet and Beijing Network, our VIEs, hold valid ICP licenses, covering the provision of internet information services, issued by the Beijing branch of the MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP license and, in serious cases, the shutting down of its internet systems.

Internet Publication and Cultural Activities

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. The Internet Publication Measures imposed a license requirement for any company that engages in internet publishing, which means any act by an internet information service provider to select, edit and process works (including books, newspaper, magazines, audio-video products, or edited literature, art or works on natural science, social science, engineering etc.) produced by such provider or others, and make such works publicly available on the internet or send such works to the end users through internet, so that the public can browse, read, use or download such works. The Internet Publication Measures also require the professional editorial personnel of an Internet publishing entity to examine the published content to ensure that it complies with applicable laws. Failure to do so may subject us to fines and other penalties. The provision of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into an entrustment agreement.

The Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, was issued by the GAPP on February 21, 2008 and became effective on April 15, 2008. Under the Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes.

In order to comply with these rules and regulations, we are in the process of applying for Internet Publishing Licenses for the publication of online games on PC and mobile internet.

On May 10, 2003, the MOC promulgated the Tentative Measures for the Administration of Online Culture, or the Online Cultural Measures, which became effective on July 1, 2003 and subsequently amended on July 1, 2004 and on April 1, 2011 respectively. According to the Online Cultural Measures, internet information services providers engaging in online cultural activities, which include the dissemination and operation of gaming products, shall either obtain a license from the provincial branches of the MOC if such activities are commercial, or complete a filing of records with the provincial branches of the MOC if such activities are non-commercial. Specifically, entities are required to obtain online cultural operating licenses from the provincial branches of the MOC if they intend to commercially engage in any of the following activities: (a) production, duplication, import, publishing or broadcasting of online cultural products; (b) publishing of online cultural products on the internet or transmission thereof via the internet or mobile telecommunication networks to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet café for online users to browse, review, use or download such products; or (c) exhibitions or contests related to online cultural products. If internet information services providers engage in commercial online cultural activities but fail to obtain online cultural operating licenses, they may be ordered to shut down their websites and subject to fines and penalties of confiscating illegal gain. On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Notice on Internet Cafes. The Notice on Internet Cafes authorizes the People’s Bank of China to strengthen the administration of virtual currency in web games in order to avoid any adverse impact on the economy and financial system. This notice strictly limits the total amount of virtual currency that a web game operator can issue and an individual game player can purchase. It also distinguishes virtual transactions from real transactions through electronic commerce and that specifies virtual currency should only be used to purchase virtual items.

We, through Beike Internet and Beijing Network, have obtained the Internet Culture Operation Licenses from the Beijing branch of the MOC, which collectively cover the business scope of operating gaming products through internet (including the issuance of virtual currency).

Regulation on Online Games and Foreign Ownership Restrictions

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games. It specifies that the MOC is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the MOC within 30 days after the commencement date of the online operation of such online games or the occurrence date of any material alteration of such online games.

All operators of online games, or Online Game Business Operators, are required by the Online Game Measures to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory combat in the online games without game users’ consent; (b) advertising or promoting the online games in a way that contains prohibited content, such as anything that compromises state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. Pursuant to the Online Game Measures, the service agreements between the Online Game Business Operators and users shall contain all the clauses of a standard online game service agreement, which was issued by MOC on July 29, 2010, with no conflicts with the rest of clauses in such service agreements. We, through Beike Internet and Beijing Network, have obtained Internet Culture Operation Licenses from the Beijing branch of the MOC, which collectively cover the business scope of operating gaming products through internet (including the issuance of virtual currency).

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the SARFT is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the administration of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the SARFT, the MOC, instead of the SARFT, is directly responsible for investigation and punishment. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of GAPP, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions.

On September 28, 2009, the GAPP, the NCA and the Office of the National Working Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determinations” and the Relevant Explanations of the State Commission Office for Public Sector

Reform and Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 explicitly prohibits foreign investors from directly or indirectly engaging in online gaming business in China, including through variable interest entity structures, or VIE Structures. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online games (including online PC and mobile games) operations, whether (a) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (b) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online gaming platforms that are ultimately controlled or owned by foreign companies. Violations of Circular 13 will result in severe penalties. However, it is uncertain whether the above prohibitions imposed by SARFT are within its authorization as stipulated in the Regulation on Three Provisions and its interpretations. For detailed analysis, see “Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on internet and mobile internet businesses and companies.”

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, in order to curb addictive online game-playing by minors, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online games (including online PC and mobile games) operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online games (including online PC and mobile games) players to register their real identity information before playing online games. Pursuant to the Notice on the Commencement of Anti-fatigue and Real-name Registration of Online Games, issued by the relevant eight government authorities on July 1, 2011, which came into effect on October 1, 2011, online games (including online PC and mobile games) operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification.

Except for our bulletin board system services and online game operations, we are currently not required by PRC law to ask users for their real name and personal information when they register for a user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. See “Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation of internet and mobile internet businesses and companies.” In addition, we require our PC and mobile game developer to comply with the requirements under the PRC law, but we cannot assure you that such commercial partners will effectively implement the anti-fatigue rules, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations. See “Risk Factors—Risks Relating to Our Business and Industry—Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our results of operations.”

Regulations on Computer Information System Security Special Products

Pursuant to the Provisions for Security Protection of Computer Information Systems promulgated by the State Council on February 18, 1994, and the Measures for Administration of Detection and Sales Permits for Computer Information System Security Special Products promulgated by the MPS on December 12, 1997, producers of security special products, including hardware and software products, shall have such products detected and recognized by qualified institutions, and obtain a sales license. A new sales license is required if an approved security product has any functional changes. “Security special products” refers to special hardware and software that is used for protecting the security of computer information system. The valid term of each sales permit is two years and the extension application shall be submitted to the competent branches of the Ministry of Public Security 30 days prior to the expiration of such term.

We believe that we have obtained the applicable permits for offering Duba Anti-virus for download. However, as the upgrades of our software become more frequent and such examination and approval by the MPS may be time consuming, we may not be able to obtain such permits for all upgrades in a timely manner, which may subject us to various penalties and adversely affect our business and results of operations.

Regulation on Advertising Business

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business and foreign ownership in advertisement business primarily include:

•	Foreign Investment Industrial Guidance Catalog. issued by the former National Development and Reform Commission and other departments in on June 20, 1995, and amended on October 31, 2007 and December 24, 2011;

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

•	Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of March 31, 2014, we had registered copyrights to 93 software programs in China.

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

As of March 31, 2014, we had obtained eight patents granted from and have filed an additional 445 patent applications with the State Intellectual Property Office of the PRC.

Copyright Law

The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 1991 and amended in 2013 are the principal laws and regulations governing the copyright related matters. The amended Copyright Law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically copyright protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the NCA and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to

Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content.

On May 18, 2006, the State Council issued the Regulations on Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and was amended on January 30, 2013.

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China; these campaigns normally last for three to four months every year. According to the Notice of 2013 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and the MIIT on July 19, 2013, the 2013 campaign mainly targeted key internet publications such as literature, music, movies and TV series, games, cartoons, software in key areas, to strengthen the supervision of audio and video websites and e-commerce platforms and strictly crack down all kinds of internet piracy. The campaign started from June 20 and lasted for four months.

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of March 31, 2014, we had registered 135 domain names, including “www.duba.com,” “www.liebao.cn,” and “www.ksmobile.com.”

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of March 31, 2014, we had registered 41 trademarks and service marks and had filed 489 trademark applications in China.

Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the Tort Law of the People’s Republic of China, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulation of Internet Content

The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MOC and the SARFT. These measures specifically prohibit internet activities, such as the operation of online games, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. If an ICP license holder violates these measures, its ICP license may be revoked and its websites may be shut down by the relevant government agencies.

Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. Internet companies in China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau. The PRC Law on Preservation of State Secrets, which became effective on October 1, 2010 requires an internet information services providers to immediately stop disseminating any information that may be deemed to be leaked state secrets and to report such incidents in a timely manner to the state security and public security authorities. Failure to do so in a timely and adequate manner may subject the internet information services providers to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require all internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, pursuant to which the following types of conduct may subject persons to criminal liabilities in China: (a) conduct that may pose a threat to security of internet, including gaining improper entry into a computer or system of strategic importance, or disseminate virus and similar destructive programs; (b) conduct that may adversely affect national security and social stability, including disseminate politically disruptive information and leaking state secrets; (c) conduct that may disrupt economic and social administrative order, including spreading false commercial information and infringing upon intellectual property rights; and (d) conduct that may violate the legal interests of any other person, including infringing upon privacy.

On December 11, 1997, the State Council approved the Measures for Administration of Security Protection of Internet and Computer Information Network, and the measures took effect on December 30, 1997. The measures require internet service providers to provide a monthly report of certain user information to the public security authority and assist the public security authority in investigating incidents involving breach of laws and regulations on the Internet security. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, which prohibits using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

To comply with the above laws and regulations, we have implemented measures and regularly updated our information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Privacy Protection

On July 16, 2013, the MIIT promulgated the Regulations of Protection of Personal Information of Telecommunication Users and Internet Users, which came into effect on September 1, 2013. The regulations do not prohibit internet content providers from collecting and analyzing their users’ personal information if appropriate authorizations are obtained and if in a way that is legal, reasonable and necessary. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without the users’ authorization unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, the Renminbi is freely convertible for current account items subject to certain rules and procedures, including the distribution of dividends, and trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 stipulates that the registered capital of a foreign-invested enterprise that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and cannot be used for equity investments within the PRC. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 may lead to severe penalties including heavy fines. On November 9, 2010, SAFE promulgated the Circular on Relevant Issues Concerning the Strengthening the Administration of Foreign Exchange Operations, or Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus in connection with our initial public offering. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, to repay inter-company loans or repay bank loans that have been transferred to a third party. As a result, Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from this offering to our other PRC subsidiaries through Beijing Kingsoft and Conew Network, our wholly owned subsidiaries in China, and thus may adversely affect our business expansion in China. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Dividend Distribution. The Foreign Invested Enterprise Law, promulgated in 1986 and amended in 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, promulgated in 1990 and amended in 2001, are the key regulations governing distribution of dividends of foreign-invested enterprises.

Under these regulations, a wholly foreign-invested enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.

In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 75. The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Circular 75 applies retroactively. PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may lead to restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in relation to their investments in us.

We have completed the foreign exchange registration of PRC resident shareholders of Mr. Jun Lei, Mr. Sheng Fu and Mr. Ming Xu for our financings and share transfer that were completed before December 2013.

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the People’s Bank of China on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Stock Option Rules when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) or SAT Bulletin No. 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

•	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the implementation rules refer to “qualified resident enterprises” as enterprises with “direct equity interest,” it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

In accordance with the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer within 30 days from the date when the equity transfer agreement was made. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective on January 1, 2008. There is uncertainty as to the application of Circular 698. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. See “Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities. In addition, certain businesses, such as PC and mobile game, are subject to 3% business tax and surcharges pursuant to applicable PRC tax regulations.

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. We currently pay the pilot VAT instead of business taxes for our advertising activities, and for any other parts of our business that are deemed by the local tax authorities to belong to the applicable industries.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the business tax or value-added tax after the Pilot Program.

Dividends Withholding Tax

Under the old EIT Law that was effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Beijing Kingsoft and Conew Network, our PRC subsidiaries, were exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC. Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Labor Laws and Social Insurance

The principle laws that govern employment include:

•	Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009;

•	Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and effective since January 1, 2008 and amended on December 28, 2012;

•	Implementation Rules of the PRC Labor Contract Law, promulgated by the State Council on September 18, 2008 and effective since September 18, 2008;

•	Work-related Injury Insurance Regulations, promulgated by the State Council on April 27, 2003 and effective since January 1, 2004 and amended on December 20, 2010;

•	Interim Provisions on Registration of Social Insurance, promulgated by the Ministry of Human Resources and Social Security (formerly the Ministry of Labor and Social Security) on March 19, 1999 and effective since March 19, 1999;

•	Interim Regulations on the Collection and Payment of Social Insurance Fees, promulgated by the State Council on January 22, 1999 and effective since January 22, 1999; and

•	Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, effective since July 1, 2011.

According to the Labor Law and Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and workplace sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, pursuant to the Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, which came into effect on July 1, 2011, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The 2006 M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the 2006 M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the 2006 M&A Rules of our PRC Legal Counsel, Han Kun Law Offices, prior approval from the CSRC is not required under the 2006 M&A Rules for the listing and trading of our ADSs on NYSE because the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing, and our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC subsidiaries and any of our consolidated affiliated entities, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the 2006 M&A Rules. However, as there has been no official interpretation or clarification of the 2006 M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Han Kun Law Offices, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. For more information and discussion on this, see “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering and, if required, we cannot assure you that we will be able to obtain it.”

Regulations on Online Lottery Business

The major rules and regulations currently in effect and applicable to online lottery services include Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, or the Lottery Regulation, and the Tentative Administration Measures on Internet Lottery Sale, promulgated by the MOF on September 26, 2010, or the Lottery Measures, and effective upon the promulgation. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the State General Administration of Sports jointly promulgated the Implementation Rules of the Lottery Administration Regulations, which became effective on March 1, 2012. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013. Under currently effective rules and regulations, only qualified service providers approved by the MOF may engage in online lottery sales. Such qualified service providers will act as agencies for the relevant lottery administration centers and must enter into lottery agency agreements with the competent lottery administration centers before engaging in lottery sales on their behalf.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Jun Lei	44	Chairman of Board of Directors

Sheng Fu	35	Chief Executive Officer and Director

Hongjiang Zhang	53	Director

Yuk Keung Ng	49	Director

David Ying Zhang	40	Independent Director

Ke Ding	40	Director

Zhijian Peng	43	Director

Wei Liu	37	Director

Richard Weidong Ji	46	Independent Director Appointee

Ming Xu	35	Chief Technology Officer

Ka Wai Andy Yeung	41	Chief Financial Officer

Xinhua Liu	40	Chief Marketing Officer

Jie Xiao	38	Vice President

Yong Chen	35	Vice President

*	Mr. Richard Weidong Ji has accepted an appointment as our independent director, effective upon the effectiveness of the registration statement of which this prospectus is a part.

Jun Lei has been our director since October 2010 and the chairman of our board since July 2011. Mr. Lei was appointed to be a director of our company by Kingsoft Corporation, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Mr. Lei is a co-founder and is currently the chairman of Kingsoft Corporation. From October 1998 to December 2007, Mr. Lei served as the chief executive officer of Kingsoft Corporation. In 2010, Mr. Lei co-founded and has since then served as the chairman of Xiaomi Corporation, a smartphone and mobile internet company in China. From April 2000 to March 2005, Mr. Lei co-founded and served as the chairman of Joyo.com, which was later acquired by Amazon.com, Inc. in 2004 and became Amazon China. Mr. Lei also served as the chairman of YY Inc. (NASDAQ: YY), which is a rich communication social platform. In addition, Mr. Lei is an active private equity investor and currently serves as a director or advisor in several privately held companies that he founded or invested in. Mr. Lei received his bachelor’s degree in computer science from Wuhan University in China in 1991.

Sheng Fu has been our chief executive officer and director since November 2010. Mr. Fu has also been a senior vice president of Kingsoft Corporation since March 2011. Since September 2009, Mr. Fu has been the chief executive officer and chairman of Conew Network. Prior to that, Mr. Fu was the vice president of Matrix Partners China from November 2008. Between November 2005 and August 2008, Mr. Fu worked at Qihoo 360 serving various management roles at its 360 department, a division then in charge of developing 360 products. From March 2003 to October 2005, Mr. Fu was the product manager of 3721 Internet Real Name and 3721 Internet Assistant. Mr. Fu received a bachelor’s degree in economics from Shandong Institute of Business and Technology in China in 1999.

Hongjiang Zhang has been our director since December 2011. Dr. Zhang was appointed to be our director by Kingsoft Corporation, at which Dr. Zhang currently serves as an executive director and the chief executive officer. Prior to joining Kingsoft Corporation in October 2011, since January 2004, Dr. Zhang was the chief technology officer of Microsoft Asia-Pacific Research and Development Group and the managing director of the

Microsoft Advanced Technology Center and a Distinguished Scientist. In his dual role, Dr. Zhang led Microsoft’s research and development initiatives in China, including strategy and planning, research and development, as well as incubation of products, services and solutions. Dr. Zhang was also a member of the executive management committee of Microsoft (China) Limited. Dr. Zhang was the deputy managing director and a founding member of Microsoft Research Asia. Dr. Zhang has authored four books, over 400 scientific papers and holds over 102 US patents. Dr. Zhang received a Ph.D. in electrical engineering from the Technical University of Denmark in 1991, and a bachelor of science degree from Zhengzhou University, China, in 1982.

Yuk Keung Ng has been our director since July 2012. Mr. Ng was appointed to be our director by Kingsoft Corporation, at which Mr. Ng serves as an executive director and the chief financial officer. Mr. Ng has more than twenty years of experience in financial management, corporate finance and merger and acquisition. Before joining Kingsoft Corporation, from 2006 to 2012, Mr. Ng was the chief financial officer of two companies listed on the Hong Kong Stock Exchange, including China NT Pharma Group Company Limited (Stock Code: 1011) and China Huiyuan Juice Group Ltd. (Stock Code: 1886). Prior to that, Mr. Ng had worked for over 12 years with PricewaterhouseCoopers from 1988 to 2001. Mr. Ng is currently an independent director of various companies listed on the Hong Kong Stock Exchange, including Sany Heavy Equipment International Holdings Company Limited (Stock Code: 631), Beijing Capital Land Limited (Stock Code: 2868), Winsway Coking Coal Holdings Limited (Stock Code: 1733) and Zhongsheng Group Holdings Limited (Stock Code: 881). Mr. Ng is a professional accountant and a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants and a member of the Institute of Chartered Accountants in England and Wales. Mr. Ng obtained a master’s degree in global business management and e-commerce in 2002 and graduated from the University of Hong Kong with a bachelor’s degree in social sciences in 1988.

David Ying Zhang has been our director since October 2010. Mr. Zhang was appointed to be our director by Matrix Partners China, one of our shareholders and such appointment right will automatically terminate upon the closing of this offering. Our board of directors has determined that Mr. Zhang meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Zhang is a founding managing partner of Matrix Partners China, where he oversees all of private equity investment firm’s operations. Mr. Zhang is currently also a director of Sungy Mobile Limited (NASDAQ: GOMO). Prior to joining us, since 2002, Mr. Zhang established and expanded WI Harper Group’s Beijing operations and co-managed its China portfolios. Prior to joining WI Harper Group, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the internet, software and semiconductor sectors. Before then, Mr. Zhang worked at ABN AMRO Capital as a senior venture associate. Mr. Zhang received a master of science degree in biotechnology and business from Northwestern University in 1999 and a bachelor of science degree in clinical science with minor in chemistry from California State University in 1997.

Ke Ding has been our director since June 2013. Mr. Ding was appointed to be our director by TCH Copper Limited, an affiliate of Tencent and one of our major shareholders. Since March 2011, Mr. Ding has been the vice president in charge of mobile internet business at Tencent. Prior to that, Mr. Ding had been the general manager in charge of Tencent’s 3G products center since May 2009. Mr. Ding received a master’s degree in theoretical and applied automated control from Lanzhou University of Technology, China, in 1997, and a bachelor’s degree of science from Xidian University, China, in 1994.

Zhijian Peng has been our director since July 2013. Mr. Peng was appointed to be a director of our company by TCH Copper Limited, one of our major shareholders. Mr. Peng joined Tencent in 2008 and is currently the vice president of Tencent’s corporate development and managing director of Tencent’s industry collaboration fund, heading investment and acquisition initiatives of Tencent. Prior to joining Tencent, Mr. Peng was a principal orchestrating corporate development at Google Inc. (“Google,” NASDAQ: GOOG), and was in charge of Google’s investment and acquisition activities in the greater China area. Prior to that, between 2004 and 2005, Mr. Peng was a global strategist at Samsung Group in Seoul, Korea. Mr. Peng received an MBA degree from the Wharton School of Business of the University of Pennsylvania in 2003, a master’s degree in economics from Peking University, China, in 1998, and a bachelor’s degree in mechanical engineering from Tsinghua University, China, in 1993.

Wei Liu has been our director since May 2013. Mr. Liu was appointed to be our director by Kingsoft Corporation, at which Mr. Liu serves as a vice president. Mr. Liu joined Kingsoft Corporation in 2000 as a manager, and was promoted to be the director of human resources in 2007, an assistant president in April 2012 and then the current position of vice president. Mr. Liu graduated from China University of Mining and Technology in 1999 with a bachelor’s degree in economics.

Richard Weidong Ji will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Our board of directors has determined that Mr. Ji meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Ji is the founding partner of All-Star Investment Limited, which aims to invest in internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. Mr. Ji is also an independent director and a member of the audit committee of the boards of the NASDAQ-listed YY Inc and the NYSE-listed 58.com Inc. Mr. Ji served as managing director and head of Asia-Pacific internet/media investment research at Morgan Stanley Asia Limited from 2005 to 2012, during which period he had won recognitions from publications and research groups such as Institutional Investor, Greenwich Associates, Asiamoney and Financial Times. Mr. Ji holds a Doctor of Science degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China.

Ming Xu has been our chief technology officer since October 2010. Mr. Xu has more than ten years of experience in the research and development of anti-virus and internet security. Prior to joining us, between September 2008 and October 2010, Mr. Xu served as the chief technology officer of Conew.com Corporation. Between 2005 and August 2008, Mr. Xu worked at Qihoo 360, where he was the technical director of 360 department, a division then in charge of developing 360 products. Between 2003 and 2005, Mr. Xu worked in various Internet companies, including Yahoo! Inc. and Beijing 3721 Technology Co., Ltd. as a software engineer. Mr. Xu received a master’s degree and a bachelor’s degree in engineering from Harbin Institute of Technology, China, in 2002 and 1999, respectively.

Ka Wai Andy Yeung has been our chief financial officer since January 2014. Prior to joining us, from 2009 to 2013, Mr. Yeung worked at Oppenheimer & Co. Inc. as director, executive director, and then managing director, responsible for research coverage of China’s internet and media sectors. Between 2004 and 2009, Mr. Yeung was an associate in equity research at Thomas Weisel Partners. Prior to that position, Mr. Yeung was a senior consultant at Wells Fargo Bank. From 1999 to 2002, he was an associate and then senior associate at Mitchell Madison Group and Silver Oak Partners. Mr. Yeung has been a Chartered Financial Analyst charterholder since 2001. He received his MBA degree from Yale University in 1999 and his bachelor’s degrees in mechanical engineering and applied mathematics from the University of California, Berkeley, in 1995.

Xinhua Liu has been our chief marketing officer since November 2011. Mr. Liu is currently in charge of our global sales and marketing, business operation, strategic business development, as well as legal and public affairs. Mr. Liu has over 16 years of working in marketing and public relations. Prior to joining us, between October 2007 and October 2011, Mr. Liu served as the chief strategy officer of Shunya Communications Group, where he was responsible for strategic account management, business development, partner sourcing, as well as strengthening the group’s digital capabilities in branding strategy, among others. Between 2005 to 2007, Mr. Liu was a national technology practice leader at Burson-Marsteller, where he was in charge of clientele sourcing in the technology industry in greater China. Mr. Liu received an MBA degree from the Beijing International MBA program of Peking University, China, in 2003 and a bachelor’s degree in international economics from the University of International Relations, China, in 1996.

Jie Xiao has been our vice president since October 2010 and is in charge of business development, marketing, and commercial products. From 2008 to 2010, she was a senior manager at the enterprise marketing department of Baidu, Inc. (NASDAQ: BIDU), focusing on public relations. Prior to that, she worked as a public relations director at Qihoo 360 Technology Co., Ltd. and a communications manager for Yahoo! China. She received a bachelor’s degree in accounting from Renmin University in 1999.

Yong Chen has been our vice president since October 2010 and is in charge of the development of Duba Anti-virus, our core anti-virus product, and some other products. Between 2001 and 2010, Mr. Chen held various positions at Kingsoft Corporation’s subsidiaries responsible for research and development, including the development of Duba Anti-virus. Mr. Chen has won several awards for innovation and is the inventor of five issued patents. He received a bachelor of engineering degree from Jingdezhen Ceramic Institute, China, in 2001.

Employment Agreements

We have entered into employment agreements with our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement, any negligence or dishonest acts to the detriment of our company, or any misconduct or failure to perform his/her duties after afforded a reasonable opportunity to cure such failure. We may also terminate a senior executive officer’s employment without cause at any time by giving one month’s prior written notice, and we shall provide severance payments to the officer as expressly required by the applicable law of the jurisdiction where the officer is based. A senior executive officer may terminate his or her employment at any time by giving one month’s prior written notice.

In connection with the employment agreement, each senior executive officer has agreed to hold all proprietary or confidential information of our company and our affiliates or the respective clients, customers or partners, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or transaction in which he or she is interested provided the nature of the interest is disclosed prior to its consideration and any vote thereon. Subject to our third amended and restated memorandum and articles of association, a director may exercise all the powers of our company to borrow money, mortgage or charge our undertaking, property and uncalled capital, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Richard Weidong Ji, David Ying Zhang and Yuk Keung Ng, and will be chaired by Richard Weidong Ji. Our board of directors has determined that David Ying Zhang and Richard Weidong Ji and both satisfy the “independence” requirements of NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Richard Weidong Ji qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Jun Lei, Richard Weidong Ji and David Ying Zhang. Our board of directors has determined that David Ying Zhang and Richard Weidong Ji both satisfy the “independence” standards under applicable NYSE corporate governance rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee will consist of Jun Lei, Sheng Fu and David Ying Zhang. Our board of directors has determined that David Ying Zhang satisfies the “independence” standards under applicable NYSE corporate governance rules. We intend to rely on the controlled company exemption available under applicable NYSE corporate governance rules with respect to the composition of our corporate governance and nominating committee. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or becomes of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately RMB4.0 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have set aside, in the aggregate, approximately RMB2.0 million for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2013. For details on the share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

We adopted a share award scheme in May 2011, as amended in September 2013, or the 2011 Plan, and a 2013 equity incentive plan in January 2014, or the 2013 Plan. The purpose of our share incentive plans is to recruit and retain key employees, directors or consultants of outstanding ability and to motivate them to deliver the best performance for the benefit of our company.

The 2011 Plan

Under the 2011 Plan, as amended, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. On May 26, 2011, pursuant to the 2011 Plan and a trust deed, we allotted to Core Pacific-Yamaichi International (H.K.) Nominees Limited, as trustee for the 2011 Plan, 100,000,000 ordinary shares on trust for the benefit of participating employees in the 2011 Plan.

The following paragraphs summarize the terms of the as amended 2011 Plan.

Types of Awards. The 2011 Plan provides for the award of our ordinary shares subject to certain terms and conditions that our board of directors may determine in its absolute discretion.

Plan Administration. Our board or a committee of our board duly authorized for the purpose of the 2011 Plan shall administer the 2011 Plan. The plan administrator will determine in its absolute discretion the employees to receive the awards, the number of awards to be granted to each selected grantee, and the terms and conditions of each award grant. We have set up a trust pursuant to a trust deed to facilitate the administration of the 2011 Plan.

Award Notice. Share awards granted under the 2011 Plan are evidenced by an award notice that sets forth the terms and conditions for each grant, which relate to vesting, forfeiture or lapse of unvested awarded shares, and repurchase of vested awarded shares.

Eligibility. We may grant awards to any employee of our company, including without limitation an employee who is also a director of our company or subsidiaries.

Lapse of the Awards. An award will lapse if (i) the grantee of an award ceases to be an employee of our company or subsidiaries, (ii) the company which employs the selected employee ceases to be a subsidiary of our company, or (iii) there is an ordinary for involuntary wind-up of our company or a resolution is passed for the voluntary wind-up of our company, save for the purposes of an amalgamation, reconstruction or scheme of arrangement).

Vesting Schedule. The plan administrator determines the vesting schedule, which is set forth in the award notice.

Transfer Restrictions. Each award granted under the 2011 Plan are personal to respective grantees and may not be sold, transferred, assigned, charged, mortgaged, or encumbered with any interests in favour of any other third party.

Termination. The 2011 Plan will terminate in May 2021, unless terminated at an earlier date by our board of directors.

The 2013 Plan

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares.

The following paragraphs summarize the terms of the 2013 Plan.

Types of Awards. The 2013 Plan provides for the grant of share options and share appreciation rights, in addition to the grant or sale of other share-based awards, such as our ordinary shares, restricted shares and awards that are valued in whole or in part by reference to or based on the fair market value of our ordinary shares.

Plan Administration. Our board, our compensation committee, or a subcommittee thereof duly authorized for the purpose of the Plan will be the plan administrator of our 2013 Plan. The plan administrator has the sole discretion to determine the participants to receive the awards, the number and types of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards under the 2013 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The exercise price, grant price, or purchase price of any award shall be determined by the plan administrator at its sole discretion.

Eligibility. We may grant awards to the employees, director or consultant of our company, Kingsoft Corporation or its affiliates.

Term of Awards. The term of options and share appreciation rights awarded under the 2013 Plan shall be determined by the plan administrator, subject to a maximum term of ten years after the date of grant. The term of other share-based awards shall be determined by the plan administrator.

Lapse of Option Awards. An option award will lapse if (i) the option has expired, (ii) the participant’s relationship or employment with our company and/or affiliates has been terminated with or without cause pursuant to any applicable laws or under the participant’s service contract with our company and/or affiliates, (ii) winding-up of our company has been commenced, or (iii) otherwise provided for in the award agreement.

Vesting Schedule. The plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. An award may not be transferred or assigned by the participant in any manner other than by will or by the laws of descent and distribution, unless otherwise determined by the plan administrator.

Termination. The 2013 Plan will terminate automatically in January 2024, unless terminated at an earlier date by a resolution of our shareholders.

The following table summarizes, as of the date of this prospectus, the number of restricted shares granted in aggregate under our 2011 Plan to our executive officers, directors and other individuals as a group.

Number of Restricted Shares Awarded
Sheng Fu	4,881,667
Ming Xu	2,440,833
Ka Wai Andy Yeung	*
Xinhua Liu	*
Yong Chen	*
Jie Xiao	*
Other individuals as a group	70,247,500

Total**	104,070,000

*	The aggregate number of restricted shares granted to this individual is less than 1% of our total outstanding shares.
**	Includes a total of 5,450,000 restricted shares that have been forfeited as of the date of this prospectus.

The following table summarizes, as of the date of this prospectus, the number of restricted shares granted in aggregate under our 2013 Plan to our executive officers, directors and all the grantees as a group.

	Number of Restricted Shares Awarded	Purchase Price (US$/Share)
Sheng Fu	20,917,421	0.34
Ming Xu	10,458,710	0.34
Ka Wai Andy Yeung	*	0.34
Total	45,676,131	0.34

*	The aggregate number of restricted shares granted to this individual is less than 1% of our total outstanding shares.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 and the voting power after this offering held by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person. Such treatment of these shares qualifies all our footnotes to the table below relating to the calculation of percentage of beneficial ownership.

	Ordinary shares beneficially owned prior to this offering		Class A ordinary shares being sold in this offering		Class A ordinary shares beneficially owned after this offering		Class B ordinary shares beneficially owned after this offering		Voting power after this offering
	Number	%(1)	Number	%(2)	Number	%(3)	Number	%(4)	%(5)
Directors and executive officers:**
Jun Lei(6)	—	—
Sheng Fu(7)	217,820,000	17.0
Hongjiang Zhang(8)	—	—
Yuk Keung Ng(9)	—	—
David Ying Zhang(10)	77,168,675	6.3
Ke Ding(11)	—	—
Zhijian Peng(12)	—	—
Wei Liu(13)	—	—
Richard Weidong Ji(14)	—	—
Ming Xu(15)	—	—
Ka Wai Andy Yeung	—	—
Xinhua Liu	*	*
Jie Xiao	*	*
Yong Chen	*	*
All directors and executive officers as a group	309,988,675	24.0

Principal shareholders:
Kingsoft Corporation Limited(16)	662,806,049	54.1
TCH Copper Limited(17)	220,481,928	18.0
FaX Vision Corporation(18)	165,000,000	13.5
Core Pacific-Yamachi International (H.K.) Nominees Limited(19)	100,000,000	8.2
Matrix Partners Funds(20)	77,168,675	6.3

*	Indicates beneficial ownership of less than 1% of the class of shares.
**	Unless otherwise indicated, the address for our directors and officers is 12/F, Fosun International Center Tower, No. 237 Chaoyang North Road, Chaoyang District, Beijing 100022, People’s Republic of China.

(1)	The percentage calculations in this column assume that there are 1,225,456,652 ordinary shares outstanding immediately prior to the completion of this offering, including (i) 1,000,551,482 ordinary shares outstanding, and (ii) 224,905,170 ordinary shares convertible from our outstanding preferred shares based on the initial conversion ratio of 1-for-1.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares to converted, re-designated and sold by such person or group at the time of this offering, by the sum of , being the total number of Class A ordinary shares to be sold by us in this offering, assuming the underwriters do not exercise their over-allotment option.
(3)	The percentage calculations in this column are based on Class A ordinary shares outstanding upon the completion of this offering, including (i) Class A ordinary shares into which all of our outstanding preferred shares will automatically convert upon the completion of this offering, and (ii) ordinary shares underlying ADSs that are being sold in this offering to the underwriters, assuming the underwriters do not exercise their option to purchase additional ADSs.
(4)	The percentage calculations in this column are based on Class B ordinary shares outstanding immediately after the completion of this offering.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(6)	The business address of Mr. Lei is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(7)	Represents (i) 165,000,000 ordinary shares held by FaX Vision Corporation, and (ii) 52,820,000 ordinary shares for which Mr. Fu is to be a beneficial owner under a trust agreement signed between Mr. Fu and each of the participants of the 2011 Plan, pursuant to which the participants irrevocably grants Mr. Fu and any individual designated in writing by Mr. Fu the voting power underlying their vested shares. The trust agreement will terminate automatically upon the completion of this offering. FaX Vision Corporation is a BVI company that is 81.25% owned by Mr. Sheng Fu and 18.75% owned by Mr. Ming Xu. Mr. Fu is the director of FaX Vision Corporation and in charge of the operation of FaX Vision Corporation, including exercising the voting right held by FaX Vision Corporation in our company.
(8)	The business address of Mr. Zhang is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(9)	The business address of Mr. Ng is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(10)	Represents the total number of shares beneficially owned by Matrix Partner Funds. See footnote 19 below for details. Mr. Zhang is the managing partner of Matrix Partner Funds and therefore deemed a beneficial owner of the shares owned by Matrix Partner Funds. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, Yard No. 38, 3rd East Ring Road North, Chaoyang District, Beijing, People’s Republic of China.
(11)	The business address of Mr. Ding is c/o Tencent Holdings Limited, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.
(12)	The business address of Mr. Peng is c/o Tencent Holdings Limited, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.
(13)	The business address of Mr. Liu is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(14)	The business address of Mr. Ji is Suite 2103 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
(15)	Mr. Xu holds 18.75% equity interest in FaX Vision Corporation. The remaining 81.25% equity interest in FaX Vision Corporation is owned by Mr. Sheng Fu. Mr. Fu is the director of FaX Vision Corporation and in charge of the operation of FaX Vision Corporation, including exercising the voting right held by FaX Vision Corporation in our company.
(16)	Represents (i) 650,551,482 ordinary shares, and (ii) 12,254,567 ordinary shares issuable upon the conversion of series B preferred shares held by Kingsoft Corporation Limited. Kingsoft Corporation Limited is a company incorporated in Cayman Islands listed on the Hong Kong Stock Exchange (Stock Code: 3888). Its business address is Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(17)	Represents (i) 15,000,000 ordinary shares, (ii) 95,240,964 Class A ordinary shares issuable upon the conversion of series A preferred shares, and (iii) 110,240,964 Class B ordinary shares issuable upon the conversion of series B preferred shares held by TCH Copper Limited. TCH Copper Limited is a company incorporated in British Virgin Islands, and is wholly owned by Tencent Holdings Limited, a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 700). The business address of TCH Copper Limited is c/o Tencent Holdings Limited 29/F, Three Pacific Place, No.1 Queen’s Road East, Wan Chai, Hong Kong.
(18)	Represents 165,000,000 ordinary shares held by FaX Vision Corporation. FaX Vision Corporation is a company incorporated in British Virgin Islands. FaX Vision Corporation is 81.25% owned by Mr. Sheng Fu and 18.75% owned by Mr. Ming Xu. Its registered address is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.
(19)

Represents 100,000,000 ordinary shares held by Core Pacific-Yamachi International (H.K.) Nominees Limited as our trustee for the benefit of all the eligible participants under our 2011 Plan and the participants with vested shares, where applicable. The business address of Core Pacific-Yamachi International (H.K.) Nominees Limited is 36th Floor, Cosco Tower, Grand Millennium Plaza, 183 Queen’s

Road Central, Hong Kong. These shares have yet to be registered with SAFE, and we plan to complete the registration upon the completion of this offering in accordance with the Stock Option Rules and other relevant rules and regulations.
(20)	Represents (i) 70,000,000 ordinary shares, and (ii) 7,168,675 Class A ordinary shares issuable upon the conversion of series A preferred shares held by Matrix Partner China I, L.P. and Matrix Partner China I-A, L.P. (collectively, “Matrix Partners Funds”). Each of the Matrix Partners Funds is an exempted limited partnership formed under the laws of Cayman Islands. None of the investors in Matrix Partners Funds owns more than 10% of funds. The registered office of both funds is at the offices of M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. Except in connection with the reclassification of our ordinary shares, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See ‘‘Description of Share Capital—History of Securities Issuances’’ for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with VIEs

Due to certain restrictions under PRC law on foreign ownership and investment in value-added telecommunications services in China, we conduct our operations in China principally through contractual arrangements with our VIEs in China and their respective shareholders. For a description of these contractual arrangements, see “Corporate History and Structure.”

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries

Upon completion of this offering, Kingsoft Corporation will continue to be our controlling shareholder, with beneficial ownership and voting power of         % and         %, respectively, of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option. Assuming that the underwriters exercise their over-allotment option in full, then upon the completion on this offering, Kingsoft Corporation will have beneficial ownership and voting power of         % and         %, respectively, of our outstanding ordinary shares. Following the completion of this offering, Kingsoft Corporation will continue to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Our company has certain common directors and officers with Kingsoft Corporation. As of the date of this prospectus, Mr. Jun Lei, the chairman of our board of directors, also currently serves as the chairman and non-executive director of Kingsoft Corporation. Mr. Hongjiang Zhang, one of our directors, is also the chief executive officer and director of Kingsoft Corporation. Mr. Yuk Keung Ng, one of our directors, is also the chief financial officer and director of Kingsoft Corporation. Mr. Wei Liu, one of our directors, is also a vice president of Kingsoft Corporation. Mr. Sheng Fu, our chief executive officer and director, also serves as a senior vice president at Kingsoft Corporation as of the date of this prospectus.

Kingsoft Corporation is a company whose shares are listed on the Hong Kong Stock Exchange, and is accordingly subject to the requirements of the Listing Rules of the Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules. Under the Hong Kong Listing Rules, we are a “connected person” of Kingsoft Corporation. Accordingly, transactions between us, our subsidiaries, or our VIEs, on the one hand, and Kingsoft Corporation or any of its subsidiaries (excluding us and our subsidiaries and VIEs), on the other hand, are “connected transactions.” Under the Hong Kong Listing Rules, all connected transactions must be carried out on normal commercial terms, and if the value of a connected transaction exceeds the applicable thresholds, it is subject to the approval of the independent shareholders of Kingsoft Corporation.

Non-compete undertaking

We expect to enter into a non-compete undertaking with Kingsoft Corporation on these terms:

•	We will not develop games and will only operate games that have been developed by third party developers. We may operate games developed by the Kingsoft Corporation and its remaining subsidiaries subject to complying with the relevant requirements under Chapter 14A, governing connected transactions, of the Listing Rules of the Stock Exchange of Hong Kong Limited.

•	Kingsoft Corporation and its remaining subsidiaries will limit the revenue from the operation of third- party developed games through its dedicated games websites and platforms to an insignificant percentage (less than 5%) of its total games revenue. Kingsoft Corporation and its remaining subsidiaries may continue to operate third-party developed games as a means to monetize the traffic on websites or platforms that is principally used to market non-game products or services (as such operation is merely one of many ways to monetize the traffic generated by its websites and platforms, and business opportunities for the operation of third party developed games are not readily transferable from Kingsoft Corporation to us, or vice versa).

•	We will agree to refer all new opportunities relating to the development of games to Kingsoft Corporation and its remaining subsidiaries, except that we may continue to acquire minority interests (i.e., less than 50% interest) in third party game developers. If, following the acquisition of a minority interest in a games developer, we are able to acquire additional interests in such developer such that it will have an aggregate interest exceeding 50%, we will first offer the right to acquire such additional interests to Kingsoft Corporation. If Kingsoft Corporation chooses not to take up such right, we may do so.

•	All decisions by Kingsoft Corporation with respect to whether to take up the right of first offer will be made by a special committee consisting only of those directors and senior managers that do not hold positions at our Company or its subsidiaries.

•	Kingsoft Corporation and its remaining subsidiaries will agree to refer all new opportunities relating to information security software, web browsers, the provision of information security service across devices and the provision of online advertising services relating to the information security software business (other than an opportunity relating to such business in Japan) to us. If we choose not to take up such opportunities, Kingsoft Corporation and its remaining subsidiaries may do so.

Cooperation framework agreement

Historically, we have entered into various transactions from time to time with Kingsoft Corporation and its subsidiaries. For the years ended December 31, 2011 and 2012 and 2013, we recognized aggregate fees of RMB21.3 million, RMB16.3 million and RMB14.4 million (US$2.4 million), respectively, to Kingsoft Corporation and its subsidiaries for certain promotion services, licensing services, leasing and miscellaneous services they provided to us. For the same aforementioned periods, we recognized aggregate revenue of RMB5.3 million, RMB2.9 million and RMB4.4 million (US$727,000), respectively, from Kingsoft Corporation and its subsidiaries for certain licensing services and technology support services that we provided to Kingsoft Corporation and its subsidiaries.

In order to regulate such ongoing transactions, we entered into a cooperation framework agreement with Kingsoft Corporation on December 27, 2013, which became effective from January 1, 2014 and will expire on December 31, 2016. Until its expiration date, this framework agreement governs the following transactions between our company and Kingsoft Corporation:

•	Promotion services. We and Kingsoft Corporation will mutually provide promotion services through their own products and websites for the sale of the other party’s products, including but not limited to, pre-installation, bundle promotion, joint operation and publishing on-line advertisement;

•	Licensing services. We and Kingsoft Corporation will grant licenses to each other to use, among others, certain technologies, trademarks and software products;

•	Leasing transactions. Kingsoft Corporation will provide property leasing and asset leasing to our company; and

•	Miscellaneous services. Kingsoft Corporation will provide miscellaneous services to our company, including but not limited to, administration assistance services and technology support services.

We and Kingsoft Corporation may enter into individual contracts from time to time when necessary according to the principles and scope provided for under the framework agreement. Pursuant to the framework agreement, the transactions between us and Kingsoft Corporation will be priced based on: (i) the prevailing fair market pricing rules adopted in the same industry; (ii) a price calculated based on costs plus reasonable profit margin; or (iii) a price with reference to the price or reasonable profit margin of an independent third party.

Exclusive technologies licensing agreement and framework licensing agreement

On December 1, 2009, Beijing Security entered into an exclusive licensing agreement with Kingsoft Japan Inc., or Kingsoft Japan, one of Kingsoft Corporation’s subsidiaries, pursuant to which Beijing Security granted

Kingsoft Japan the exclusive right to use certain internet security software within Japan and to sub-license such software to original equipment manufacturers in Japan for the sole purposes of self-use and selling Japanese version of products and services rendered based on the sub-license. Pursuant to this agreement, which was later amended in March 2012, Beijing Security will charge 12% of the revenues (net of cost of sales such as agents’ and distributors’ commission) derived from the sale and manufacture of products and services. This agreement will expire on November 30, 2015.

On November 12, 2013, our company, in our own capacity and on behalf of Beijing Security, entered into a framework licensing agreement with Kingsoft Japan, which supplies detailed provisions to the exclusive licensing agreement dated December 1, 2009. Pursuant to this framework agreement, with regard to software on mobile products, our company shall develop and provide continuous technology upgrade services. As a consideration, Kingsoft Japan agreed to raise the share of revenue by our company from 12% to 33%, unless otherwise agreed based on fair and customary commercial terms. The increased share of revenue is retroactively effective from January 1, 2013. With respect to Duba Anti-virus on PCs, our company will provide upgrade and service maintenance to Kingsoft Japan effective from January 1, 2014. As a consideration, Kingsoft Japan agreed to raise the share of revenue by our company from 12% to 20%, and to 33% of revenue derived from Duba Anti-virus on PCs that surpasses a stipulated threshold.

For the years ended December 31, 2011, 2012 and 2013, we recognized aggregate revenue of RMB1.70 million, RMB1.9 million and RMB3.4 million (US$559,000), respectively, from Kingsoft Japan pursuant to the exclusive licensing agreement dated December 1, 2009, as amended, and the framework licensing agreement.

Intellectual Property Licensing Arrangements

On January 14, 2011, Beijing Security, Zhuhai Juntian and Conew Network (collectively, the “Licensees”) entered into an authorization and licensing agreement (the “Authorization and Licensing Agreement”) with Beijing Kingsoft Digital Entertainment Technology Co., Ltd., Beijing Kingsoft Software Co., Ltd., and Zhuhai Kingsoft Software Co., Ltd. (collectively, the “Licensors”), which are subsidiaries of Kingsoft Corporation. The agreement was further amended on February 14, 2011 and December 3, 2012 and took effect retroactively from October 1, 2010. According to the agreement, as amended, the Licensors grants to the Licensees, for a consideration of RMB42.0 million, a global license (except in Japan) to use for a duration of five years certain approved or pending software copyrights, patents and trademarks (the “Products”), a right to redevelop the Products, and a right to sub-license all those Products to its affiliates without additional consideration. Any rights and interests redeveloped by the Licensees based on the Products belong to the Licensees. For the years ended December 31, 2011, 2012 and 2013, we incurred aggregate license fees of RMB8.4 million, RMB8.4 million and RMB8.4 million US$(1.4 million) pursuant to the authorization and licensing agreement. This authorization and licensing agreement has been terminated and superseded by the intellectual property transfer and license framework agreement (the “Transfer and License Agreement”) on April 1, 2014, the date on which the Transfer and License Agreement took effect. The total licensing fee payable under the Authorization and Licensing Agreement shall be calculated pro-rata based on the actual term performed.

On April 1, 2014, we entered into the Transfer and License Agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation agreed to transfer and license to us certain intellectual property it owns that is related to our business, for a total consideration of RMB13.6 million (US$2.2 million), tax inclusive. The intellectual property transferred includes software copyrights, registered and pending trademarks and approved and pending patents. In addition, we agreed to grant Kingsoft Corporation the right to use the patents and trademarks it transferred to us to promote Kingsoft Corporation and our company, for an aggregate consideration of RMB0.4 million (US$0.1 million), tax inclusive. Kingsoft Corporation also agreed to license our use of certain patents and trademarks it did not transfer to us that are related to our business. However, these licenses do not allow us to use such patents and trademarks in Japan or to promote lines of business in competition with Kingsoft Corporation. These licenses will terminate upon expiration or rejection of application of the relevant patents and trademarks, and will terminate automatically when Kingsoft Corporation ceases to be our major shareholder (as defined in the Hong Kong Listing Rules).

Purchase of Equity Interest in Kingsoft Japan

On March 18, 2014, our Hong Kong subsidiary Cheetah Technology entered into an equity transfer agreement with Kingsoft Corporation, pursuant to which we agreed to purchase 20% equity interest in Kingsoft Japan in consideration of JPY614,040,000, which was equivalent to RMB37.0 million translated based on the exchange rate prevailing on the transaction date.

Loan framework contract

On January 14, 2011, our company, as borrower, certain of our subsidiaries, as guarantors, entered into a loan framework contract with Kingsoft Corporation, as lender. Pursuant to this agreement, Kingsoft Corporation shall provide us with the necessary funding in an aggregate amount not exceeding RMB110 million for our daily operation and other purposes. The interest rate payable on the loan will be 90% of the interest rate as promulgated by the People’s Bank of China for loans of the same class and for the same period or other fair market loan interest rate. Since the execution of the loan framework contract, we have not drawn down any loan from Kingsoft Corporation pursuant to the contract. The contract took effect from October 1, 2010 and any loan borrowed thereunder will have to be repaid in full by our company prior to the earlier of (i) the completion of our initial public offering, or (ii) the date of full repayment of the loan and related interest.

Transfer of Assets and Intellectual Property to and from Kingsoft Corporation’s Subsidiaries

In 2012, pursuant to three agreements dated May 10, 2012, certain subsidiaries and VIEs of our company agreed to sell and transfer certain fixed assets, including internet equipment, servers, and hard drives, as well as copyright and all proprietary interests relating to one of our software products to certain subsidiaries of Kingsoft Corporation. For the year ended December 31, 2012, we received a total of RMB2.0 million from such sales.

In September 2013, we entered into an agreement to purchase certain fixed assets from a subsidiary of Kingsoft Corporation. For the year ended December 31, 2013, we paid RMB2.0 million (US$330,000) as consideration for this transaction.

In the future, for so long as Kingsoft Corporation remains our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Kingsoft Corporation that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NYSE rules and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unaffiliated third party. In assessing a related party transaction, the audit committee will be required to consider such factors as (i) the benefits to us of the transaction; (ii) whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

Transactions with Other Affiliates

Transactions with Tencent Shenzhen

On September 27, 2012, we entered into a framework agreement with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, a subsidiary of Tencent Holdings Limited. Tencent Shenzhen is a related party of our company because it is wholly owned by Tencent Holdings Limited, which also wholly owns TCH Copper Limited, a major shareholder of our company that beneficially owns approximately 19.6% of our issued and outstanding shares immediately prior to the completion of this offering. Pursuant to the framework agreement, we would provide various forms of promotion services to Tencent Holdings Limited and its controlled affiliates, or collectively, the Tencent Group, through our platforms to promote Tencent Group’s internet services and products. The price will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the framework agreement commenced from January 1, 2011 until December 31, 2013, with proposed annual caps for each of 2012 and 2013 to be RMB120 million and RMB200 million, respectively.

On December 27, 2013, we entered into a strategic cooperation agreement with Tencent Shenzhen to continue to promote various types of products of the Tencent Group through various forms of promotion services on our PC and mobile applications and platforms. The pricing principles are the same the framework agreement dated September 27, 2012. The term of the cooperation agreement is from January 1, 2014 to December 31, 2015, and the total consideration of all the transactions subject to this cooperation agreement shall not exceed RMB22 million and RMB33 million for the years ended December 31, 2014 and 2015, respectively.

Pursuant to the aforementioned agreements, for the years ended December 31, 2011, 2012 and 2013, we recognized total revenue from the Tencent Group of RMB7.0 million, RMB69.8 million and RMB104.1 million (US$17.2 million), respectively.

In addition, we conducted a number of barter transactions with Tencent Group since the third quarter of 2010. In these transactions, we and Tencent Group exchanged advertising inventory. We recognized neither revenue nor expense for any of these transactions because the fair value of advertising surrendered was not determinable.

Transactions with Beijing Xiaomi

In 2013, we entered into various agreements with Beijing Xiaomi Technology Co., Ltd., or Beijing Xiaomi, a subsidiary of Xiaomi Corporation, a Cayman Islands company which is controlled by Mr. Jun Lei, our chairman of board of directors. Accordingly, Beijing Xiaomi is a related party of our company. Pursuant to the agreements, we provide online advertising services to Beijing Xiaomi at the prevailing fair market price in the same industry for similar transactions. For the year ended December 31, 2013, we recognized total revenue of RMB2.7 million (US$446,000) from Beijing Xiaomi pursuant to the agreements. In addition, from time to time we purchase smartphones and other consumables from Beijing Xiaomi at standard market prices. For the years ended December 31, 2011 and 2012, and 2013, we purchased a total of nil, RMB2.1 million and RMB1.2 million (US$194,000) worth of consumables from Beijing Xiaomi.

Transactions with Beijing Security System Technology and Wuhan Antian

In October 2013, we entered into an agreement to purchase certain software products from Beijing Security System Technology. For the year ended December 31, 2013, we paid RMB1.9 million (US$314,000) as consideration for this transaction.

In October 2013, we entered into an agreement with Wuhan Antian to receive research and development services from Wuhan Antian. For the year ended December 31, 2013, we recognized RMB1.3 million (US$220,000) as research and development expenses for the services provided.

Shareholders’ Agreement

In connection with the issuance of our series B preferred shares in June 2013, we entered into a second amended and restated shareholders’ agreement on June 23, 2013 with our shareholders and relevant parties therein. Pursuant to this second amended and restated shareholders’ agreement, we have provided rights to our shareholders to appoint directors to our board. Kingsoft Corporation has the right to appoint four directors to our board of directors as long as it holds more than 50% of our issued and outstanding shares. If Kingsoft Corporation holds less than 50% of our issued and outstanding shares, it would instead have the right to appoint three directors to our board. Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. is entitled to jointly appoint one director to our board. FaX Vision Corporation is entitled to appoint one director to our board. TCH Copper Limited, an affiliate of Tencent, is entitled to appoint two directors to our board, provided however, if TCH Copper Limited holds less than 164,385,542 preferred shares, it shall be entitled to appoint only one director to our board. These shareholders’ right to appoint directors will automatically terminate upon the completion of this offering.

In addition, pursuant to the second amended and restated shareholders agreement, certain of our series A and series B preferred shareholders are entitled to certain preferential rights, including right of first refusal, co-sale right, and information right. In particular, as long as TCH Copper Limited holds no less than 123,289,157 preferred shares, TCH Copper Limited is entitled to (i) right of first offer, right of first negotiation and right of first refusal with respect to any of our intellectual property that we intend to transfer, sell or assign to any person other than Kingsoft Corporation, our subsidiaries and our VIEs, and (ii) within 48 months following July 6, 2011, cooperation notice and a priority right to cooperate with our company on certain specific business areas, such as internet security products. All preferred shareholders’ rights, including the aforementioned special rights conferred on TCH Copper Limited, will automatically terminate upon the completion of this offering.

Management Rights Letter

In connection with the issuance of our series B preferred shares in June 2013, we entered into a management rights letter with each of Kingsoft Corporation and TCH Copper Limited, pursuant to which we granted to those parties certain contractual management rights in addition to certain non-public financial information, inspection rights and other rights specifically provided to them under our second amended and restated shareholders’ agreement. The management rights letter provides that, to the extent that Kingsoft Corporation or TCH Copper Limited are not represented on our board of directors and subject to certain conditions, the unrepresented party shall have the right to select one representative to consult with and advise on the management of our company, inspect our books and records and facilities, as well as to attend our board meetings as a non-voting observer. Such management rights will automatically terminate upon the completion of this offering.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

Other Transactions with Certain Directors and Affiliates

See “Management—Compensation of Directors and Executive Officers.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital is US$50,000 divided into (i) 1,775,094,830 ordinary shares (ii) 102,409,639 series A preferred shares, and (iii) 122,495,531 series B preferred shares, all with a par value of US$0.000025 each. As of the date of this prospectus, there are (i) 1,000,551,482 ordinary shares (ii) 102,409,639 series A preferred shares, and (iii) 122,495,531 series B preferred shares issued and outstanding. All our issued and outstanding ordinary shares and preferred shares are fully paid.

We will adopt a dual class ordinary share structure immediately upon the completion of this offering. All of our issued and outstanding ordinary shares will be re-designated as             Class B ordinary shares, and all of our issued and outstanding preferred shares will automatically convert into             Class B ordinary shares immediately upon the completion of this initial public offering. Immediately upon the completion of this offering, there will be Class B ordinary shares outstanding, representing         % of the total outstanding share capital and         % of the total voting power immediately after the completion of this offering (assuming the underwriters do not exercise the over-allotment option). In particular, Kingsoft Corporation, will own approximately         % of our outstanding ordinary shares, representing         % of our total voting power after this offering.

We had conditionally adopted the fourth amended and restated memorandum and articles of association, which will become effective immediately upon completion of this offering and will replace our pre-offering third amended and restated memorandum and articles of association in its entirety. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read the form of our fourth amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

(a) the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b) the date on which the name of any person was entered on the register as a member; and

(c) the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members should be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account).

Conversion

Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

Voting Rights

On a show of hands each shareholder is entitled to one vote or, on a poll, each holder of Class A ordinary shares is entitled to one vote, while each holder of Class B ordinary shares is entitled to ten votes, voting together as one class on all matters that require a shareholder’s vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Maples and Calder, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Maples and Calder has confirmed that the inclusion in the articles of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Additionally, on the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. Advance notice of at least fourteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. An appointment of a director may be on terms that the director will automatically retire from office at the next or a subsequent annual general meeting or upon any specified event or after any specified period. A director whose term of office expires is eligible for re-election at a meeting of the shareholders or re-appointment by our board.

Our articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum are appointed by shareholders by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution. The notice must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of Board of Directors

Our articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our articles provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide for the indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from the dishonesty, willful default or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of shareholders representing not less than one-third of the aggregate number of the issued and outstanding shares of our company entitled to vote at general meetings, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution of the company.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years:

Ordinary Shares

Pursuant to a restricted share purchase agreement dated March 8, 2011, as amended in June 2013, we issued 100,000,000 ordinary shares to FaX Vision Corporation, a BVI company jointly owned by Mr. Sheng Fu and Mr. Ming Xu, for an aggregate consideration of US$2,499,000, or US$0.02499 per share. Pursuant to the agreement, as amended, we have an irrevocable and exclusive option to repurchase the issued and sold ordinary shares from FaX Vision Corporation if the employment of Mr. Sheng Fu with our company (including our subsidiaries and the VIEs) is terminated voluntarily by himself or by us for cause. Twenty percent of the issued and sold shares was released from the repurchase option upon closing of the share sale, and 20% of the issued and sold shares will be released from the repurchase option on each anniversary following the date of closing until all shares have been released on the fourth anniversary. The repurchase price per share shall be equal to the lesser of the consideration price under this agreement or the fair market value of any of our ordinary shares which have not yet been released from the repurchase option. The repurchase option shall terminate upon the exercise in full of the repurchase option, or the termination of Mr. Sheng Fu’s employment by our company without cause.

Private Placement of our Series A Preferred Shares

Pursuant to the series A share purchase agreement dated July 6, 2011, we issued and sold 95,240,964, 6,509,157 and 659,518 series A preferred shares to TCH Copper Limited, Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. at a consideration of US$17,278,688.07, US$1,180,896.21 and US$119,650.26, respectively.

Private Placement of our Series B Preferred Shares

Pursuant to the series B share purchase agreement dated June 23, 2013 entered into by and among our company, Kingsoft Corporation, TCH Copper Limited, Mr. Sheng Fu, Mr. Ming Xu and FaX Vision Corporation, we issued and sold an aggregate of 110,240,964 and 12,254,567 series B preferred shares to TCH Copper Limited and Kingsoft Corporation for a cash consideration of US$46,980,000 and US$5,222,374, respectively. In addition, pursuant to the same agreement, we granted to FaX Vision Corporation, a BVI company co-owned by Mr. Sheng Fu and Mr. Ming Xu, a redeem option to sell to us 24,264,042 ordinary shares of our company at the purchase price of US$0.38354164 per share for an aggregate price of US$9,306,270.46 within 24 months after closing of our issuance and sale of series B preferred shares. We shall cancel all the ordinary shares repurchased in such manner.

Issuance of Ordinary Shares to Trustee under 2011 Plan

On May 26, 2011, pursuant to our 2011 Plan and a trust deed dated May 26, 2011, we issued 100,000,000 ordinary shares of our company at par value to Core Pacific-Yamachi International (H.K.) Nominees Limited, which acts as our trustee for all of such issued shares for the purpose of administering our 2011 Plan and holding restricted shares awarded to the employees before they vest and are transferred to the relevant employees pursuant to the 2011 Plan. The trustee neither possesses the voting rights nor owns any equity interest in the shares held under trust.

Grant of Restricted Shares

We have granted restricted shares to certain of our directors, executive officers, employees and consultants under our 2011 Plan and 2013 Plan, for their past and future services. See “Management—Share Incentive Plans.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                                         , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in              shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of                                  to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, shall deduct out of such foreign currency the fees and expenses charged by it or its agent so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The Depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the Depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese income tax payable to the PRC tax authority pursuant to the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. By holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

(1) amend the form of ADR;

(2) distribute additional or amended ADRs;

(3) distribute cash, securities or other property it has received in connection with such actions;

(4) sell any securities or property received and distribute the proceeds as cash; or

(5) none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship,

•	residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                  . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in an ADS about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares (a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (i) any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, (ii) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (iii) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                                  ADSs outstanding, representing                                  Class A ordinary shares, or approximately             % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers, our other existing shareholders and certain of our restricted shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of or ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on NYSE, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following summary of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as all possible tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC legal counsel. To the extent that the discussion states definitive legal conclusions under United States federal income tax law as to the material United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe Cheetah Mobile Inc. meets all of the criteria described above. We believe that none of Cheetah Mobile Inc. and its subsidiaries outside of China is a PRC tax resident enterprise, because none of them is controlled by a PRC enterprise or PRC enterprise group, and because their records (including the resolutions of its board of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and may therefore be subject to PRC enterprise income tax at 25% on our global income. In addition, if the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in our ADSs.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our Company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. Our US subsidiary is not an immediate holding company of any of our PRC Subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Cheetah Technology Corporation Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares.

For United States federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs for United States federal income tax purposes, and based upon our current and expected income and assets (taking into account the expected proceeds from this offering) and projections as to the value of our ADSs and Class A ordinary shares immediately following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs or Class A ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIEs for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Because PFIC status is determined annually based on the facts at the relevant time, our special United States counsel expresses no opinion with respect to our PFIC status for any taxable year and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were a PFIC for any year during which a U.S. holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We intend to list the ADSs on the NYSE. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. (See “Taxation—People’s Republic of China Taxation”) A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on NYSE. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Certain individual U.S. holders (and under proposed Treasury Regulations, certain entities) may be required to report information to the IRS and backup withholding relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Macquarie Capital (USA) Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below.              will offer the ADSs in the United States through its registered broker-dealer in the United States,             .

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and the total proceeds to us (before expenses) would be US$            .

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us.	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$             million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, the NYSE listing fee, and printing, legal, accounting and miscellaneous expenses. [We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA].

We intend to list our ADSs on NYSE under the symbol “            .”

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Our directors, executive officers, existing shareholders and certain option holders have agreed that, without the prior written consent of the representatives, such director, officer, shareholder or certain option holder subject to certain exceptions will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The foregoing lock-up period will be extended under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period or provide notification to the representative of any earnings release or material news or material event that may give rise to an extension of the initial lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the extension is waived in writing by the underwriters.

Each of the representatives, in its sole discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

[In addition, we have instructed         , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.]

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179, United States of America.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Australia. This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADS may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADS may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADS shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase any ADS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Japan. The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong. The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore. This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of

Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of our ADSs or caused our ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of our ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

United Kingdom. Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates.

(in US$)
SEC registration fee	$
NYSE listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

We will bear the expenses, including underwriting discounts and commissions incurred in connection with this offering.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Jun He Law Office. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Jun He Law Office with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 have been included herein and in this registration statement in reliance upon the report of Ernst & Young Hua Ming LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming LLP are located at Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (a) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (b) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (c) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (d) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Immediately up effectiveness of the registration statement to which this prospectus is a part we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the internet at the SEC’s website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Kingsoft Internet Software Holdings Limited

We have audited the accompanying consolidated balance sheets of Kingsoft Internet Software Holdings Limited (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

March 6, 2014

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2012	2013
		RMB	RMB	US$	RMB	US$
					(Unaudited Pro forma)
					(note 2)
ASSETS
Current assets
Cash and cash equivalents		134,376	530,536	87,638
Short-term investments	4	40,376	55,780	9,214
Accounts receivable (net of allowance for doubtful accounts of nil and RMB72 (US$12) as of December 31, 2012 and 2013, respectively)	5	44,633	100,428	16,590
Prepayments and other current assets	6	20,442	63,037	10,413
Due from related parties	15	17,498	12,868	2,125
Deferred tax assets	14	2,516	1,913	316

Total current assets		259,841	764,562	126,296

Non-current assets
Property and equipment, net	7	15,461	31,326	5,175
Intangible assets, net	8	21,017	32,850	5,426
Goodwill	9	13,384	52,819	8,725
Long-term investments	4	—	12,054	1,991
Deferred tax assets	14	6,301	7,178	1,186
Other non-current assets		991	8,804	1,454

Total non-current assets		57,154	145,031	23,957

Total assets		316,995	909,593	150,253

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIEs without recourse to the Company amounting to RMB44,076 and RMB107,774 (US$18,538) as of December 31, 2012 and 2013, respectively) (note 1)

Accounts payable		10,952	23,439	3,872
Accrued expenses and other current liabilities	10	82,769	181,551	29,989
Redemption right liabilities	11	—	5,711	943
Deferred revenue	12	12,218	7,840	1,295
Due to related parties	15	26,870	31,893	5,268
Dividend payable		17,693	—	—
Income tax payable		1,560	13,534	2,236

Total current liabilities		152,062	263,968	43,603

Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Company amounting to RMB nil and RMB nil (US$nil) as of December 31, 2012 and 2013, respectively) (note 1)

Deferred revenue	12	2,746	2,866	473
Deferred tax liability	14	848	39,206	6,476
Other non-current liabilities		1,213	9,485	1,567

Total non-current liabilities		4,807	51,557	8,516

Total liabilities		156,869	315,525	52,119

Commitments and contingencies	17

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2012	2013
		RMB	RMB	US$	RMB	US$
					(Unaudited Pro forma)
					(note 2)

Mezzanine equity
Series A convertible preferred shares (“Series A Preferred Shares”) (par value of US$0.000025 per share, 102,409,639 shares authorized, issued and outstanding as of December 31, 2012 and 2013)	18	119,976	119,976	19,819
Series B convertible preferred shares (“Series B Preferred Shares”) (par value of US$0.000025 per share, 122,495,531 shares authorized, issued and outstanding as of December 31, 2013)	18	—	321,965	53,185

Total mezzanine equity		119,976	441,941	73,004

Shareholders’ equity
Ordinary shares (par value of US$0.000025 per share; 1,897,590,361 and 1,775,094,830 shares authorized as of December 31, 2012 and 2013; 1,000,551,482 shares issued as of December 31, 2012 and 2013; 900,551,482 shares outstanding as of December 31, 2012 and 2013)	19	150	150	25	184	30
Additional paid-in capital		28,802	63,919	10,559	505,826	83,558
Accumulated other comprehensive income (loss)	19	(1,603)	13,239	2,187	13,239	2,187
Retained earnings	19	12,801	74,819	12,359	74,819	12,359

Total shareholders’ equity		40,150	152,127	25,130	594,068	98,134

Total liabilities, mezzanine equity and shareholders’ equity		316,995	909,593	150,253

The accompanying notes are an integral part of these consolidated financial statements.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Notes	2011	2012	2013
		RMB	RMB	RMB	US$
Revenues(1)	13	140,054	287,927	749,911	123,876
Cost of revenues(1)		(53,737)	(71,560)	(140,526)	(23,213)

Gross profit		86,317	216,367	609,385	100,663
Operating expenses(1)
Research and development		(79,105)	(114,329)	(217,846)	(35,986)
Selling and marketing		(28,810)	(57,167)	(201,504)	(33,286)
General and administrative		(15,301)	(34,408)	(97,817)	(16,158)

Total operating expenses		(123,216)	(205,904)	(517,167)	(85,430)
Operating profit (loss)		(36,899)	10,463	92,218	15,233
Other income (expenses)
Interest income		3,475	3,263	7,077	1,169
Change in fair value of redemption right granted to a non-controlling shareholder	11	—	—	11,146	1,841
Changes in fair value of contingent consideration		(496)	(297)	(1,067)	(176)
Foreign exchange gain, net		551	47	920	152
Other income, net(1)		537	1,283	2,243	371
Losses from equity method investments		—	—	(1,849)	(305)

Income (loss) before taxes		(32,832)	14,759	110,688	18,285
Income tax benefit/(expenses)	14	2,597	(4,915)	(48,670)	(8,040)

Net (loss) income		(30,235)	9,844	62,018	10,245

Earnings (loss) per share
Basic	20	(0.0345)	0.0097	0.0567	0.0094
Diluted	20	(0.0345)	0.0094	0.0538	0.0089
Weighted average number of shares used in computation
Basic	20	875,944,795	908,457,367	929,119,153	929,119,153
Diluted	20	875,944,795	1,046,982,205	1,135,982,953	1,135,982,953
Unaudited pro forma earnings per share (note 2):
Basic	20			0.0567	0.0094
Diluted	20			0.0538	0.0089
Weighted average number of shares used in calculating unaudited pro forma earnings per share:
Basic	20			1,093,615,568	1,093,615,568
Diluted	20			1,135,982,953	1,135,982,953
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments		(2,341)	(260)	(6,087)	(1,006)
Unrealized gains on available-for-sale securities, net		—	—	20,929	3,457

Other comprehensive income (loss)		(2,341)	(260)	14,842	2,451

Comprehensive income (loss)		(32,576)	9,584	76,860	12,696

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

(1)	The amount of transactions with related parties recorded in revenue, cost of revenues, operating expenses and other income, net are as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenues	12,298	72,651	111,218	18,371
Cost of revenues	(14,328)	(11,189)	(9,296)	(1,536)
Research and development	(5,422)	(4,705)	(4,174)	(689)
Selling and marketing	(1,216)	(312)	(256)	(42)
General and administrative	(296)	(91)	(2,021)	(334)
Other income, net	—	1,185	—	—

Details of the related parties transactions are set out in note 15(b) to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net (loss) income	(30,235)	9,844	62,018	10,245
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	3,349	5,575	11,702	1,933
Amortization of intangible assets	11,688	5,280	14,178	2,342
Deemed disposal gain of intangible assets	—	—	(3,600)	(595)
Changes in fair value of contingent consideration	496	297	1,067	176
Change in fair value of redemption right granted to a non-controlling shareholder	—	—	(11,146)	(1,841)
Impairment loss on receivables	—	—	11,232	1,855
Share-based compensation	5,835	20,287	37,396	6,178
Deemed employee compensation attributable to redemption right granted to a non-controlling shareholder	—	—	14,697	2,428
Losses on equity method investments	—	—	1,849	305
Deferred income tax (benefits) expenses	(3,531)	2,402	33,910	5,602

	(12,398)	43,685	173,303	28,628

Changes in operating assets and liabilities
Accounts receivable	(12,810)	(23,391)	(55,867)	(9,229)
Prepayments and other current assets	(793)	(1,905)	(45,433)	(7,505)
Other non-current assets	121	(541)	(1,665)	(275)
Deferred revenue	(5,140)	(935)	(4,258)	(703)
Accounts payable	(7,127)	1,418	12,487	2,063
Accrued expense and other current liabilities	4,952	38,332	97,115	16,042
Other non-current liabilities	182	782	872	144
Due from related parties	(727)	(11,086)	4,630	765
Due to related parties	25,995	(2,131)	5,023	830
Income tax payable	592	1,560	11,974	1,978

Net cash (used for) provided by operating activities	(7,153)	45,788	198,181	32,738

Cash flows from investing activities
Purchase of property and equipment	(8,606)	(12,315)	(27,641)	(4,566)
Purchase of intangible assets	(157)	(5,547)	(2,359)	(390)
Acquisition of business, net of cash acquired	(12,000)	—	(52,785)	(8,719)
Investment in equity method investments	—	—	(4,400)	(727)
Entrusted loan to a third party	—	(8,000)	—	—
Repayment of entrusted loans from a third party	—	2,000	—	—
Entrusted loan to an investor of an equity investee	—	—	(14,000)	(2,313)
Repayment of entrusted loans from an investor of an equity investee	—	—	5,060	836
Advance of loans to investors of an equity investee	—	—	(5,530)	(913)
Proceeds from disposal of property and equipment	—	—	74	12
Purchase of other investments	(16,000)	(95,376)	(141,582)	(23,388)
Sales and maturity of short-term investments	8,000	71,000	145,376	24,014
Settlement of contingent consideration	—	(3,000)	(3,000)	(496)

Net cash used for investing activities	(28,763)	(51,238)	(100,787)	(16,650)

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from issuance of ordinary shares	16,431	628	—	—
Proceeds from issuance of Series A Preferred Shares, net of issuance costs	119,976	—	—	—
Proceeds from issuance of Series B Preferred Shares, net of issuance costs	—	—	321,965	53,185
Distribution to a shareholder (note 1)	(43,133)	—	(17,693)	(2,923)

Net cash provided by financing activities	93,274	628	304,272	50,262

Effect of exchange rate changes on cash	(2,273)	(151)	(5,506)	(911)
Net increase (decrease) in cash and cash equivalents	55,085	(4,973)	396,160	65,439
Cash and cash equivalents at beginning of year	84,264	139,349	134,376	22,199

Cash and cash equivalents at end of year	139,349	134,376	530,536	87,638

Supplemental disclosures
Income taxes paid	(159)	(173)	(3,329)	(550)
Non-cash investing and financing activities:
Capital injections to an equity investee by intangible assets	—	—	3,600	595

The accompanying notes are an integral part of these consolidated financial statements.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares			Additional paid-in capital	Accumulated other comprehensive income/(loss)	Retained earnings	Total shareholders’ equity
	Number of Shares		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2011	800,000,000		134	30,587	998	33,192	64,911
Net loss	—		—	—	—	(30,235)	(30,235)
Other comprehensive loss	—		—	—	(2,341)	—	(2,341)
Distribution to shareholders	—		—	(43,677)	—	—	(43,677)
Issuance of ordinary shares	100,000,000		16	16,415	—	—	16,431
Share-based compensation	—		—	4,453	—	—	4,453

Balance at December 31, 2011	900,000,000	*	150	7,778	(1,343)	2,957	9,542
Net income	—		—	—	—	9,844	9,844
Other comprehensive loss	—		—	—	(260)	—	(260)
Issuance of ordinary shares	551,482		—	628	—	—	628
Share-based compensation	—		—	20,396	—	—	20,396

Balance at December 31, 2012	900,551,482	*	150	28,802	(1,603)	12,801	40,150

Net income	—		—	—	—	62,018	62,018
Other comprehensive income	—		—	—	14,842	—	14,842
Share-based compensation	—		—	35,117	—	—	35,117

Balance at December 31, 2013	900,551,482	*	150	63,919	13,239	74,819	152,127

Balance at December 31, 2013, in US$			25	10,559	2,187	12,359	25,130

*	Excluded the number of shares held by the Share Award Scheme Trust of 100,000,000 shares as at December 31, 2011, 2012 and 2013 as they are issued but not outstanding as they are not yet transferred to the grantees (note 2).

The accompanying notes are an integral part of these consolidated financial statements.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Kingsoft Internet Software Holdings Limited (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”) are principally engaged in the provision of online marketing services, internet value-added services and internet security services and others in the People’s Republic of China (the “PRC”). The immediate holding company and the ultimate holding company of the Company is Kingsoft Corporation Limited (“Kingsoft”), a company listed on the Stock Exchange of Hong Kong Limited.

Details of the Company’s subsidiaries, its VIEs and its equity investees as of December 31, 2013 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities
Subsidiaries of the Company:
Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding and operations of online marketing

Zhuhai Juntian Electronic Technology Co., Ltd. (“Zhuhai Juntian”)	September 28, 2000	The PRC	100%	Investment holding, research and development and provision of internet security services

Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of internet security services and research and development of online applications

Conew.com Corporation (“Conew”)	October 6, 2008	British Virgin Islands (“BVI”)	100%	Investment holding

Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Research and development of mobile applications and provision of online marketing services

KS Mobile Inc. (“KS Mobile”)	November 28, 2012	United States	100%	Provision of mobile marketing and value-added services

VIEs

Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant

Beike Internet (Beijing) Security Technology Co., Ltd. (“Beike Internet”)	April 15, 2009	The PRC	Nil	Provision of online marketing services

Beijing Kingsoft Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet value-added services

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities

Beijing Antutu Technology Co., Ltd. (“Beijing Antutu”)	June 14, 2013	The PRC	Nil	Research and development of mobile applications

Guangzhou Kingsoft Network Technology Co. Ltd. (“Guangzhou Kingsoft”)	September 1, 2013	The PRC	Nil	Research and development of mobile applications

Equity investees

Beijing Kingsoft Security System Management Technology Co., Ltd. (“Beijing Security System Technology”)	March 13, 2013	The PRC	40%	Sales and distribution of internet security software and provision of internet security services

Wuhan Antian Information Technology Co., Ltd. (“Wuhan Antian”)	April 8, 2010	The PRC	40%	Research and development of mobile security software

History of the Group and corporate reorganization

In 2009, Kingsoft undertook a corporate reorganization to establish the Group, which started to specialize in internet security services on a stand-alone basis with separate management oversight distinct from Kingsoft. Subsequent to the reorganization in 2009, all revenues and costs generated by the internet security services, are reflected in the consolidated financial statements of the Group.

As part of the reorganization:

(i) On July 30, 2009, Kingsoft established the Company, which was incorporated in the Cayman Islands.

(ii) On August 26, 2009, the Company established a wholly-owned subsidiary, Cheetah Technology (formerly known as Kingsoft Internet Security Software Corporation Limited), incorporated in Hong Kong.

(iii) On November 23, 2009, Cheetah Technology entered into a share purchase agreement to acquire 100% equity interest in Zhuhai Juntian from one of Kingsoft’s wholly-owned subsidiaries at a consideration of HK$23,912 (equivalent to RMB21,067), based on the then book value of Zhuhai Juntian’s net assets comprised mainly of cash and short-term investments, and related party receivables and payables to other Kingsoft’s subsidiaries. The acquisition was completed in December 2009. Given the acquisition was conducted between entities under common control, the acquisition of Zhuhai Juntian was accounted for in a manner similar to the pooling of interest, with the assets and liabilities acquired stated at their historical amounts in the Group’s consolidated financial statements. The purchase consideration was recorded as a payable to related parties, which was subsequently settled in cash in 2011.

(iv) On November 30, 2009, Zhuhai Juntian established a wholly-owned subsidiary, Beijing Security, incorporated in the PRC.

On October 1, 2010, the Company acquired all of the equity interests of Conew from independent third parties, which was accounted for using the purchase method of accounting (note 19). As part of the acquisition,

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

the Company acquired all of the equity interest in Conew Network through Conew and obtained effective control over Beijing Conew, one of the Group’s VIEs, through contractual agreements. Since the acquisition, Beijing Conew has remained dormant.

On January 1, 2011, Beijing Security, through its respective nominee shareholders, acquired Beike Internet, a wholly-owned entity of Kingsoft incorporated on April 15, 2009, for RMB700. Concurrently, through a series of contractual agreements which provided effective control to the Group as further described below, Beike Internet became a consolidated VIE of the Group. Given the acquisition of the VIE was effectively conducted between entities under common control, it was accounted for in a manner similar to the pooling of interest, with the assets and liabilities acquired stated at their historical amounts in the Group’s consolidated financial statements. The difference of RMB544 between the purchase consideration of RMB700 and the historical cost of net assets acquired of RMB156, which mainly comprised of cash and cash equivalents and loan payable to shareholders, was accounted for as a distribution to shareholders.

On August 26, 2011, the Company declared a cash dividend of RMB43,133 to Kingsoft to distribute the retained earnings of the Group as of September 30, 2010, which was subsequently settled in cash in 2011.

On July 18, 2012, Beijing Network was incorporated in the PRC, and through a series of contractual agreements, became a consolidated VIE of the Group.

On November 28, 2012, the Company incorporated a wholly-owned subsidiary, KS Mobile, in the United States.

On June 14, 2013 and September 1, 2013, Beijing Antutu and Guangzhou Network were incorporated in the PRC, respectively and became VIEs of the Group through contractual agreements.

The Group’s consolidated financial statements reflect all material and significant costs of doing business related to its operations, including costs incurred by Kingsoft and its subsidiaries on behalf of the Group. Substantially all of these costs are covered by existing contractual arrangements with Kingsoft or its subsidiaries, which mainly comprised of licensing fees for intellectual property rights, corporate service fees, technical support service fees and leasing service fees (note 15). Management estimates that such costs approximated those that would have been on a stand-alone basis.

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in online marketing and internet value-added business, the Group operates its website and conducts substantially the majority of its online marketing and the distribution and operation of its internet value-added services and internet security services businesses in the PRC through the VIEs and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (hereinafter referred to as the “Primary Beneficiaries”) through loans extended to the VIEs’ shareholders, Sheng Fu, Ming Xu, Wei Liu, who are executives and/or directors of the Group, as well as Ms. Weiqin Qiu, an affiliate of the Group. The effective control of the VIEs is held by the Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

The following is a summary of the Contractual Agreements amongst the Primary Beneficiaries, Beike Internet, Beijing Network, Beijing Antutu, Guangzhou Network and their respective shareholder (“Nominee Shareholders”):

Exclusive technology development, support and consulting agreements

Pursuant to the exclusive technology development, support and consulting agreements entered into between the Primary Beneficiaries and the VIEs, the VIEs engaged the Primary Beneficiaries as their exclusive provider of management consulting services, technical development and support services in return for service fees of not less than 30% of the VIE’s pre-tax revenue. The Primary Beneficiaries have the sole right to adjust the services fees upon written request and shall exclusively own any intellectual property arising from the performance of this agreement. The agreements will remain effective unless terminated upon mutual agreement by both parties. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without the consent of the Primary Beneficiaries.

Loan agreements

Pursuant to the loan agreements between the Primary Beneficiaries and the Nominee Shareholders, the Primary Beneficiaries granted interest free loans in an aggregate amount of RMB30,200 (US$4,989) to the Nominee Shareholders’ for their sole purpose of contributing to the registered capital of the VIEs. The loans have no definite maturity date. At the option of the Primary Beneficiaries, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees. The Nominee Shareholders may offer to repay part or the entire loan at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees.

Exclusive equity option agreements

Pursuant to the exclusive equity option agreements entered into between the Primary Beneficiaries, the VIEs and the Nominee Shareholders, the Primary Beneficiaries were granted an exclusive and irrevocable option to purchase, or designate a third party to purchase, all or part of the equity interest of the VIEs held by the Nominee Shareholders. Without the prior written consent of the Primary Beneficiaries, the Nominee Shareholders shall not assign or transfer to any third party, or create or cause any security interest in whatsoever form to be created on, all or any part of the equity interest held in the VIEs. In addition, dividends and any form of distributions are not permitted without the prior consent of the Primary Beneficiaries. The exercise consideration should be equal to the corresponding loan amount as described above or the minimum consideration permitted under the PRC laws, whichever is higher. The consideration in excess of the corresponding loan amount shall be waived by the Nominee Shareholders. While in the exclusive equity option agreement with respect to Beike Internet, the exercise consideration is equal to the minimum price permitted under the PRC laws and any amount in excess of the corresponding loan amount shall be refunded by the Nominee Shareholders to Beijing Security or Beijing Security may deduct the excess amount upon payment of consideration. The Primary Beneficiaries or their designee(s) may exercise such option at any time until it has acquired all the equity interest of the VIEs. The agreements will remain effective until all the equity interests held by the Nominee Shareholders have been lawfully transferred to the Primary Beneficiaries or its designee(s) pursuant to the terms of the agreements.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Equity pledge agreements

Pursuant to the equity pledge agreements entered into between the Nominee Shareholders, the VIEs and the Primary Beneficiaries, the Nominee Shareholders pledged all of their equity interest in the VIEs to the Primary Beneficiaries as collateral for all of their payments due to the Primary Beneficiaries and to secure their obligations under the above agreements. Without the prior written consent of the Primary Beneficiaries, the Nominee Shareholders may not assign or transfer to any third party, or create or cause any security interest in whatsoever form to be created on, all or any part of the equity interest it holds in the VIEs. The Primary Beneficiaries are entitled to transfer or assign in full, or in part, the shares pledged. In the event of default, the Primary Beneficiaries as the pledgee, has first priority to be compensated through the sale or auction of the pledged equity interests. The Nominee Shareholders agree to waive their dividend rights in relation to all of the pledged equity interest until such pledge has been lawfully discharged. The equity pledge agreements will remain effective until all the obligations under these agreements have been satisfied in full or all of the guaranteed liabilities have been repaid.

Shareholder voting proxy agreements

Pursuant to the shareholder voting proxy agreements signed between the Nominee Shareholders, the VIEs and the Primary Beneficiaries, the Nominee Shareholders irrevocably nominates, appoints and consitutes any person designated by the Primary Beneficiaries as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interest in the VIE (including but not limited to the voting rights and the right to nominate executive directors of the VIE). The shareholder voting proxy agreements are effective for an initial ten years and will be automatically renewed on an annual basis thereafter if the Primary Beneficiaries do not provide notice of termination to the Nominee Shareholders thirty days prior to expiration.

Business operation agreements

Pursuant to the business operations agreements entered into between the Nominee Shareholders, the VIEs and the Primary Beneficiaries, the Nominee Shareholders must appoint candidates designated by the Primary Beneficiaries as its board of directors and the Primary Beneficiaries have the right to appoint senior executives of the VIEs. In addition, the VIEs agree not to engage in any transaction that may materially affect their assets, obligations, rights or operation without the prior written consent of the Primary Beneficiaries. The Nominee Shareholders also agree to unconditionally pay or transfer to the Primary Beneficiaries any bonus, dividends or any other profits or interest (in whatever form) that they are entitled to as shareholders of the VIEs, and waives any consideration connected therewith. The agreement has a term of ten years, unless otherwise terminated by the Primary Beneficiaries. Neither the VIEs nor the Nominee Shareholders may terminate this agreement.

Spousal consent letters

The spouses of certain shareholders of the VIEs have executed spousal consent letters. Pursuant to these letters, the spouses of certain shareholders of the VIEs acknowledged that certain equity interests in the respective VIEs held by and registered in the name of his or her spouse will be disposed pursuant to relevant arrangements under the shareholder voting proxy agreement, the exclusive equity option agreement, the equity pledge agreement and the loan agreement. These spouses undertake not to take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal marital property.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

On January 17, 2014, the Contractual Agreements were supplemented with financial support undertaking letters executed by the Primary Beneficiaries to memorialize the Primary Beneficiaries’ commitment to the VIEs and the commitment shall be retrospectively effective from the date the other contractual agreements were fully executed. Pursuant to the financial support undertaking letters, the Primary Beneficiaries commit to provide unlimited financial support to the VIEs to support their operations whether or not the VIEs incur any losses, and not request for repayment if the VIEs are unable to do so.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the Nominee Shareholders effectively assigned all of the voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. Furthermore, pursuant to the exclusive equity option agreements, which include a substantive kickout right, the Primary Beneficiaries have the power to control the Nominee Shareholders, and therefore the power to govern the activities that most significantly impacts the economic performance of the VIEs. In addition, through the Contractual Agreements, the Primary Beneficiaries demonstrate its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore have the rights to the economic benefits of the VIEs.

The shareholders of the VIEs elect and terminate the executive directors of the VIEs, approve the annual budget, financial statements and significant investing and financing activities of the VIEs. Pursuant to the shareholder voting proxy agreements, the shareholders of the VIEs have assigned all of their voting rights underlying the equity interest in the VIEs to any person nominated, appointed or designated by the Primary Beneficiaries. Senior management of the Company, all employees of the Primary Beneficiaries, are generally responsible for the review and approval of sales contracts, credit approval policies, pricing policies, significant marketing promotions, product development, research and development, bandwidth and traffic expenditures, as well as the appointments and terminations of personnel. Therefore, the Primary Beneficiaries have the power to direct the activities of the VIEs that most significantly impact their economic performance.

Thus, Beijing Security and Conew Network are considered the primary beneficiaries of the VIEs. As a result of the above, the Company, through the Primary Beneficiaries, consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall.

The Company, in consultation with its PRC legal counsel, believes that (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs is in compliance with all existing PRC laws and regulations; (ii) each of the Contractual Agreements amongst the Primary Beneficiaries, the VIEs and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Group’s PRC subsidiaries and VIEs have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operations in the PRC are in compliance with existing PRC laws and regulations.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the Primary Beneficiaries or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines,

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

confiscating the income of the Primary Beneficiaries, and the VIEs, revoking the business licenses or operating licenses of the Primary Beneficiaries, and VIEs, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting the Group’s rights to use the proceeds from this offering to finance the Group’s business and operations in PRC, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Primary Beneficiaries to lose the rights to direct the activities of VIEs or the right to receive their economic benefits, the Company, through the Primary Beneficiaries, would no longer be able to consolidate the VIEs.

In addition, if the VIEs or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the Primary Beneficiaries’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce these Contractual Agreements, the Primary Beneficiaries may not be able to exert effective control over its VIEs, and the Group’s ability to conduct its business may be negatively affected.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	As of December 31,
	2012	2013
	RMB	RMB	US$

Cash and cash equivalents	48,737	141,785	23,421
Accounts receivable	28,572	82,911	13,696
Prepayments and other current assets	5,817	23,949	3,956
Due from related parities	27,677	7,702	1,272
Deferred tax assets	—	63	10

Total current assets	110,803	256,410	42,355

Property and equipment , net	4,539	21,114	3,488
Intangible assets, net	10,430	8,224	1,359
Goodwill	962	962	159
Deferred tax assets	—	306	51
Other non-current assets	—	693	114

Total non-current assets	15,931	31,299	5,171

Total assets	126,734	287,709	47,526

Accounts payable	1,166	17,997	2,973
Accrued expenses and other current liabilities	37,385	88,287	14,584
Due to related parties (i)	81,771	78,501	12,967
Income tax payable	—	700	116

Total current liabilities (i)	120,322	185,485	30,640

Total liabilities	120,322	185,485	30,640

(i)	As of December 31, 2012 and 2013, the current liabilities of the VIEs included amounts due to subsidiaries of the Group of RMB76,246 and RMB77,711 (US$12,837), respectively, which were eliminated upon consolidation by the Company. The balances due to related parties include the services fee payable to Beijing Security and Conew Network of RMB34,566 and RMB25,987 (US$4,293) as of December 31, 2012 and 2013, respectively.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

The financial performance and cash flows of the VIEs as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenues	22,733	188,099	682,250	112,700

Cost of revenues	14,531	44,475	167,138	27,609

Net income (loss)	(7,798)	(5,544)	77,207	12,754

Net cash provided by operating activities	17,997	37,958	102,861	16,991

Net cash used in investing activities	12,125	5,730	22,814	3,769

Net cash provided by financing activities	156	16,500	13,000	2,147

The revenue producing assets that are held by the VIEs comprise of leasehold improvements, servers, licensed software, network equipment, acquired trade name and acquired domain name. Substantially all of such assets are recognized in the Company’s consolidated financial statements, except for certain Internet Content Provider Licenses, internally developed software, trademarks and patent applications which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs also hire assembled work force on sales, research and development and operations whose costs are expensed as incurred.

There was no pledge or collateralization of the VIEs’ assets and the Company has not provided any financial support that it was not previously contractually required to provide to the VIEs. Creditors of the VIEs have no recourse to the general credit of the Primary Beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIEs for which certain subsidiaries of the Company are the primary beneficiaries. All significant intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation. Results of acquired subsidiaries and the VIEs are consolidated from the date on which control is transferred to the Company.

On May 26, 2011, the board of directors of the Company approved and adopted a share award scheme (the “KIS Share Award Scheme”) in which selected employees of the Group are entitled to participate. The Group has set up a trust (the “Share Award Scheme Trust”) for the purpose of administering the KIS Share Award Scheme and holding shares awarded to the employees before they vest and are transferred to the employees as instructed by employees. As the Group has the power to govern the financial and operating policies of the Share Award

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Scheme Trust and derives benefits from the contributions of the employees who have been awarded the shares of the Company (“Restricted Shares”) through their continued employment with the Group, the assets and liabilities of the Share Award Scheme Trust are included in the consolidated balance sheets and any ungranted, unvested, and vested shares held by the Share Award Scheme Trust not transferred to grantees are not considered legally issued and outstanding ordinary shares of the Company.

Unaudited pro forma shareholders’ equity

If a qualified initial public offering is completed, pursuant to the Company’s memorandum and articles of association, the convertible preferred shares will be automatically converted into ordinary shares.

The unaudited pro forma shareholders’ equity as of December 31, 2013, as adjusted for the reclassification of the related convertible preferred shares from mezzanine equity to shareholders’ equity, is set forth on the consolidated balance sheets.

Unaudited pro forma earnings per share

Pro forma basic and diluted earnings per ordinary share as of December 31, 2013 is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the weighted average number of additional ordinary shares resulting from the assumed conversion of the outstanding Series A Preferred Shares and Series B Preferred Shares upon the closing of the planned initial public offering occurred as of the original issuance dates.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, assessing the contingent consideration and the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, determining the provisions for accounts receivable and other receivables, determining the value-added tax (“VAT”) receivables, valuation allowance for deferred tax assets, uncertain tax positions, accounting for share-based compensation costs, determining the fair values of certain debt investments and redemption right liabilities, assessing loss contingencies and consolidation of VIEs. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transactions

The functional currency of the Company, Cheetah Technology, Conew and KS Mobile is the US$. The subsidiaries in the PRC and the VIEs determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The Group uses the monthly average exchange rate for

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.0537 to US$1.00 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities the Group acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Group accounts for its investments in debt and equity securities in accordance with ASC 320-10 (“ASC 320-10”), Investments—Debt and Equity Securities: Overall. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC 320-10. When the Group intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Group does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Group must determine whether or not it will recover its amortized cost basis. If the Group concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

The Group accounts for its investments in entities in which it can exercise significant influence but does not own a majority equity interest or control for using the equity method of accounting in accordance with ASC 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Fair Value Measurements of Financial Instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments mainly include short-term investments and contingent consideration payable. The carrying values of those financial instruments approximate their fair values.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful life
Electronic equipment	3 years
Office equipment and fixtures	5 years
Motor vehicles	5 years
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company, with the assistance of an independent third party valuation firm, determines the fair value of the identifiable tangible and intangible net assets of the acquired business to derive goodwill. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

The Company adopted Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If the Company determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. The Company has elected its unconditional option to bypass the qualitative assessment in 2012 and 2013 and proceeded directly to performing the first step of the goodwill impairment test. The Company may resume performing the qualitative assessment in any

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

subsequent period. Under the two-step impairment test, the first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.

The Company currently has one reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being the discounted cash flow method. As of December 31, 2012 and 2013, our fair value was substantially in excess of our carrying value and no impairment loss was recorded for any of the years presented.

Intangible Assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Estimated useful life
Customer relationship	1-2 years
Trademark	5 years
Technology	1-5 years
Non-compete agreement	5 years

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. Trade name and domain names resulting from the acquisitions of Mydrivers Business are determined to have indefinite lives.

Impairment of Long-Lived Assets and Intangibles

The Group evaluates its long-lived assets or asset group, including intangible assets with infinite and finite lives, for impairment. Intangible assets with infinite lives that are not subject to amortization are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test compares the fair values of assets with their carrying values with an impairment loss recognized when the carrying values exceed fair values. For long-lived assets and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge was recorded for any of the years presented.

Revenue recognition

The Group generates its revenues primarily through online marketing services, internet value-added services and internet security services and others. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

(1) Online marketing services

The Group provides online marketing services through its online platform, such as text links, banners, default search engine boxes, and other forms of graphical advertisement which link to its customers’ websites or online applications. The Group has two general pricing models for advertising links: cost over a time period and cost for performance basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over the period the advertising is provided. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by user registrations, clicks, transactions and other actions originating from the Group’s online platform. Online marketing services revenue charged on the cost for performance basis is generally recognized upon receiving monthly statements from its customers either in the current month or in the following month in which the service is provided.

Among the contracts that are charged on the cost for performance basis described above, the Group also has such contracts that direct search traffic to search engines through its default search boxes placed on the Group’s online platform. The Group earns a pre-determined fee from its search engine customers based on the number of searches originating from the Group’s online platform. Search revenue is generally recognized upon receiving monthly confirmations from its search engine customers confirming the amount for traffic in the month when the service is provided.

The Group occasionally engages in nonmonetary transactions to allow a shareholder of the Company to advertise and co-market the Group’s security products with the shareholder’s software products. Revenue and expenses are recognized at fair value when such fair value of the services surrendered in the transaction is determinable based on the Group’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the non-monetary transaction. For the years ended December 31, 2011, 2012 and 2013, the Group engaged in nonmonetary transactions for which the fair value was not determinable and therefore no revenues derived from these nonmonetary transactions were recognized.

(2) Internet value-added services

The Group enters into agreements with third party game developers to provide online and mobile distribution and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. All games are developed and hosted by third-party game developers, and accessed by game players through the Group’s online and mobile platforms or a third-party mobile platform. The payment

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

collection services are mainly provided through third-party professional payment and settlement institutions. The Group generally charges commission as a percentage of the gross proceeds or collection amount from the settlement institutions, and pays the remaining proceeds to the game developers. When the settlement institutions directly remit the collection amount to the developers, the Group collects its commission from the developer. For games accessed by game players through the Group’s online and mobile platforms, the Group believes it acts as an agent to the game developers in these arrangements as the Group is not considered the primary obligor, is not primarily responsible for fulfillment of services, does not incur significant upfront costs, generally does not have the discretion in establishing prices, and earns a fixed percentage of the collection amount from the settlement institutions.. For games accessed by game players through the third-party mobile platform, the Group believes it also acts as an agent to the game developers in these arrangements as the Group is not considered the primary obligor, is not primarily responsible for fulfillment, does not incur significant upfront costs, and earns a fixed percentage of the collection amount from the settlement institutions. Revenue is estimated by the Group based on its internal system, which is confirmed with the respective settlement institutions in the same month in which the services are provided. In both cases, the Group recognizes the net commission it earns in revenue in the same month in which the services are provided. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the revenue generated by a game is insignificant. To date, the Group has never been required to pay significant cash refunds to game players or game developers as a result of the discontinuation of a game.

(3) Internet security services and others

The Group markets and distributes its off-the-shelf anti-virus security solutions to enterprise and individual users.

Upon the customers’ initial purchase of the enterprise solutions, the arrangements include multiple elements, generally comprising of software and post-contract customer services (“PCS”). When vendor-specific objective evidence (“VSOE”) of the fair value of the PCS exists, the Group allocates and defers revenue for the PCS based on its fair value, and recognizes the difference between the total arrangement fee and the amount deferred as software license revenue. When VSOE of the fair value of the PCS does not exist, the entire arrangement fee is recognized ratably over the PCS period. In 2011, 2012 and 2013, the Group concluded that VSOE of the fair value of the PCS does not exist, and recognized the entire arrangement fee ratably over the PCS period starting from the end-users’ activation of the software. The arrangement fee of the PCS purchased on a stand-alone basis is recognized into revenue ratably over the PCS period.

The software, including unspecified upgrades, for the individual solutions are provided to users free of charge via downloads from the Group’s online platform at any time. However, the Group does provide the individual users the option to purchase additional value-added services, which are non-essential to the functionality of the software, either concurrent with the download of software, or separately as a renewal. The value-added services are provided over the period of time as determined and purchased by the respective users. The fees for value-added services are recognized into revenue ratably over the term of such services.

Other revenues consist of licensing fees from Kingsoft Japan Inc., a related party, for the right to use certain internet security software (note 15).

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Deferred revenues

Deferred revenues primarily consist of payments received from customers in relation to the service to be provided by the Group, but for which not all of the revenue recognition criteria are met.

Cost of revenues

Cost of revenues primarily consists of cost of products sold, bandwidth costs, royalty fees, payment collection costs, salaries and benefits, depreciation of equipment, value-added tax (“VAT”), business tax and related surcharges.

The Group’s business is subject to VAT, business taxes and surcharges levied on advertising related sales in China. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, all such VAT, business taxes and surcharges of RMB9,989, RMB18,123 and RMB48,355 (US$7,988) are presented as cost of revenues on the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the Company’s subsidiaries in the PRC and its VIEs are subject to VAT at 3%, 6% or 17%.

The Group provides a warranty for free to users of its Duba anti-virus software when shopping online. Users can claim up to RMB2 per covered purchase from the Group for demonstrated losses suffered caused by viruses, phishing websites, or Trojan horses while making purchases online using the secured online shopping feature of Duba anti-virus. The cost of provision for the warranty has been insignificant in all periods presented.

Advertising expenses

Advertising expenses are included in sales and marketing expenses in the consolidated statements of comprehensive income and are expenses when incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013 were RMB15,202, RMB37,075 and RMB172,969 (US$28,572), respectively.

Research and development

Research and development consist primarily of employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites. The Group expenses these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. No costs were capitalized during any years presented as the Group has not met all of the necessary capitalization requirements.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with no further conditions to be met, the amounts are

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

recorded in “Other income, net” when received; whereas for the government subsidies related to research and development projects, the amounts are recorded in “Deferred revenue” when received and will be offset against “Research and Development” expenses over the project period when no further conditions are to be met.

Leases

Leases have been classified as either capital or operating leases at the inception date. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

The Company had no capital leases as of December 31, 2012 and 2013.

Comprehensive income

Comprehensive income is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10 (“ASC 220-10”), Comprehensive Income: Overall requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

The Group adopted ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income on January 1, 2012 by presenting items of net income and other comprehensive income in one continuous statement, the consolidated statements of comprehensive income. Prior periods’ comprehensive information has been revised to conform to the presentation requirements of ASU 2011-05.

Income taxes

The Group accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group applies ASC 740, Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other liabilities line item in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the consolidated statements of comprehensive income.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

The Group’s estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which they occur.

Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation: Overall (“ASC 718”).

In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. An award subject to fixed price put option that is exercisable at the sole discretion of the employee would be accounted for as an award with liability and equity component similar to tandem award described in ASC 718-10-55-120 through 55-130 as an award with two or more components in which exercise of one part cancels the other(s). For the equity component, it would be recognized using the same method as other equity awards. For the liability component, fair value of the put option as of reporting date is used to recognize a liability with a corresponding share-based compensation. At the end of each reporting period, the liability would be re-measured and any corresponding adjustments to the liability would be charged to share-based compensation until the redemption right is exercised or it expires.

The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent the Group revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. The Group, with the assistance of an independent third party valuation firm, determined the fair value of share-based awards granted to employees. Determining the fair value of share-based awards of the Company required complex and subjective judgments regarding its projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The convertible preferred shares (note 17) are participating securities. The Group computes earnings (loss) per ordinary share

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

using the two-class method. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the convertible preferred shares using the if-converted method and the vesting of Restricted Shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker, which is the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. The Group had RMB174,752 and RMB586,316 (US$96,852) in cash and cash equivalents and short-term time investments as of December 31, 2012 and 2013, respectively.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

Business, customer, political, social and economic risks

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

For the year ended December 31, 2011, none of the customers contributed more than 10% of the Group’s total revenues on an individual basis. For the year ended December 31, 2012, approximately 22% and 24% of the Group’s total revenue were derived from customer A and customer B, respectively. For the year ended December 31, 2013, approximately 25%, 14% and 19% of the Group’s total revenue were derived from customer A, customer B and customer C, respectively.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any Internet Content Provider (“ICP”) business.

Currency convertibility risk

The revenues and expenses of the Group’s subsidiaries and VIEs in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s financing activities are denominated in US$. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of PRC (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the US$. From July 21, 2005, the RMB is permitted to

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The appreciation of the RMB against US$ was approximately 5.11%, 0.25% and 3.09% in the years ended December 31, 2011, 2012 and 2013, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the US$.

Recently issued accounting pronouncements

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830):, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that foreign currency translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Group will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Group has adopted ASU 2013-11 on January 1, 2011. Starting January 1, 2011, the Group has presented an unrecognized tax benefit or a portion of an unrecognized tax benefit as deduction of deferred tax assets if applicable.

3. BUSINESS COMBINATIONS

Acquisition of Mydrivers business

On January 24, 2011, Beike Internet acquired assets of the Drivers Genius software business and Mydrivers series websites (collectively known as the “Mydrivers Business”), which is accounted for as a business combination, from certain third parties (collectively known as the “Sellers”) for a contract amount of RMB12,000 of which RMB11,000 was the initial purchase consideration and RMB1,000 was the employee’s

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

compensation for future services. The contract amount was fully paid to the Sellers as of December 31, 2011. The acquisition allows the Group to provide synergies with the existing business.

A contingent consideration with an upper limit of RMB3,000 per year will be paid conditional upon the achievements of certain performance targets from February 2011 to January 2013 of the Mydrivers Business. The Group has estimated and recognized a liability for the contingent consideration at its fair value of RMB5,113 at the acquisition date. The fair value of the contingent consideration liability was recognized as RMB2,955 and RMB2,654 in “Accrued expenses and other current liabilities” and “Non-current liabilities”, respectively, in the consolidated balance sheet as of December 31, 2011 and RMB2,906 in “Accrued expenses and other current liabilities” in the consolidated balance sheet as of December 31, 2012. A loss of RMB496, RMB297 and RMB94 (US$16) resulted from the change in fair value of the contingent consideration liability was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively. RMB3,000 and RMB3,000 (US$496) of the contingent consideration was paid in 2012 and 2013, respectively.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of RMB16,113 was allocated as follows:

RMB
Property and equipment	105
Intangible assets
Technology	12,886
Trade name and domain names	2,161
Goodwill	961

Total identifiable net assets acquired	16,113

Cash consideration	11,000
Fair value of contingent consideration	5,113

Total purchase consideration	16,113

The Group performed the valuation of intangible assets for the above acquisition with the assistance of an independent third party valuation firm. The valuation analysis utilized and considered the generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth of the Group as a result of the synergy resulting from the acquisition.

Under an acquisition of assets, the book basis recorded under the purchase method of accounting becomes its tax basis. As a result, no deferred taxes were recorded.

Pro forma results of operations of the Mydrivers Business were not presented as the results of operations of the Mydrivers Business were not material to the Group’s consolidated financial statements.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Acquisition of Antutu business

On April 17, 2013, the Company acquired certain intellectual properties, customer relationship and key employees of Antutu Business (“Antutu Business”) from a third party for a cash consideration of RMB12,000, which was fully settled as of December 31, 2013. The acquisition is accounted for as a business combination. The acquisition allows the Group to enhance the mobile application and provides synergies with its existing business.

In addition, the Company granted 2,750,000 Restricted Shares, which was valued at US$0.39 per share by the Company with the assistance of an independent third party valuation firm, to the seller of Antutu Business who became the Group’s key employee after the acquisition. Since the Restricted Shares are linked to continuing employment of the key employees, they are accounted for as share-based compensation costs. Any unvested Restricted Shares would be forfeited if the key employees cease their employment with the Group during the three years’ service period commencing from the employment commencement date (note 16).

RMB
Intangible assets:
Trademark	150
Technology	1,000
Customer relationship	2,383
Goodwill	8,467

Total identifiable net assets acquired	12,000

Cash consideration	12,000

Total purchase consideration	12,000

The Group performed the valuation of intangible assets for the above acquisition with the assistance of an independent third party valuation firm. The valuation analysis utilized and considered the generally accepted valuation methodologies such as the income, market and cost approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth of the Group as a result of the synergy resulting from the acquisition.

Under an acquisition of assets, the book basis recorded under the purchase method of accounting becomes its tax basis. As a result, no deferred taxes were recorded.

Pro-forma results of operations of the Antutu Business were not presented as the results of operations of the Antutu Business were not material to the Group’s consolidated financial statements.

Acquisition of Photo Grid business

On May 20, 2013, the Company acquired certain intellectual properties, customer relationship and key employees of Photo Grid Business (“Photo Grid Business”) from a third party for a cash consideration of

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

US$6,600, which was fully settled as of December 31, 2013. The acquisition is accounted for as a business combination. The acquisition allows the Group to enhance the mobile application and provides synergies with its existing business.

A contingent consideration with an upper limit of US$800 per year will be paid conditional upon the achievements of certain performance targets from June 2013 to May 2016 of the Photo Grid Business in accordance with the sales and purchase agreement. The Group has estimated and recognized a financial liability for the contingent consideration at its fair value of RMB4,265 (US$697) and RMB6,902 (US$1,128) at the acquisition date and recognized it in “Accrued expenses and other current liabilities” and “Non-current liabilities” in the consolidated balance sheet, respectively. As of December 31, 2013, the fair value of the contingent consideration liability was recognized as RMB4,573 (US$755) and RMB7,401 (US$1,223) in “Accrued expenses and other current liabilities” and “Non-current liabilities” in the consolidated balance sheet, respectively. A loss of RMB973 (US$161) resulted from the change in fair value of the contingent consideration liability was recognized as “changes in fair value of contingent consideration” in the consolidated statement of comprehensive income for the year ended December 31, 2013.

In addition, the Company committed to grant 1,000,000 Restricted Shares to a selling shareholder who became the Group’s key employee after the acquisition, at the first anniversary of the employment commencement date at terms to be determined at such time.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of US$8,407 was allocated as follows:

	RMB	US$
Intangible assets:
Technology	9,270	1,500
Customer relationship	11,154	1,805
Goodwill	31,528	5,102

Total identifiable net assets acquired	51,952	8,407

Cash consideration	40,785	6,600
Fair value of contingent consideration	11,167	1,807

Total purchase consideration	51,952	8,407

The Group performed the valuation of intangible assets for the above acquisition with the assistance of an independent third party valuation firm. The valuation analysis utilized and considered the generally accepted valuation methodologies such as the income, market and cost approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth of the Group as a result of the synergy resulting from the acquisition.

Under an acquisition of assets, the book basis recorded under the purchase method of accounting becomes its tax basis. As a result, no deferred taxes were recorded.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Pro-forma results of operations of the Photo Grid Business were not presented as the results of operations of the Photo Grid Business were not material to the Group’s consolidated financial statements.

4. INVESTMENTS

(a)	Short-term investments

As of December 31, 2012 and 2013, short-term investments include fixed-rate time deposits in commercial banks with a maturity of less than one year and available-for-sale equity security.

	As of December 31,
	2012	2013
	RMB	RMB	US$
Fixed-rate time deposits	40,376	—	—
Available-for-sale equity security	—	55,780	9,214

Total	40,376	55,780	9,214

During the years ended December 31, 2011, 2012 and 2013, the Group recorded interest income of RMB400, RMB1,267 and RMB2,479 (US$410) in the consolidated statements of comprehensive income, respectively.

Available-for-sale equity security

On November 8, 2013, the Group purchased 2,673,796 Class A ordinary shares of Sungy Mobile Limited (“Sungy”), a company listed in NASDAQ, at a consideration of US$5,000.

The Group has agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of Sungy’s ordinary shares, in the form of American Depositary Shares (“ADSs”) or otherwise, or any securities convertible into or exchangeable or exercisable for Sungy’s ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after November 21, 2013.

The Group recorded the investment in the ordinary shares of Sungy as an available-for-sale equity security which is subsequently measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholders’ equity. The Group determined the fair value of the investment in the ordinary shares of Sungy to be RMB55,780 (US$9,214) as of December 31, 2013 with reference to the quoted market price. For the year ended December 31, 2013, the Group recorded an unrealized gain from the change in fair value of RMB25,297 (US$4,178) and deferred tax liabilities of RMB4,174 (US$689), in accumulated other comprehensive income.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

(b)	Long-term investments

As of December 31, 2012 and 2013, long-term investments consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Equity method investments	—	6,151	1,016
Available-for-sale debt security	—	5,903	975

Total	—	12,054	1,991

Equity method investments

On April 18, 2013, the Group invested RMB3,600 cash and self-developed technologies with fair value of RMB6,000 and carrying value of nil in Beijing Security System Technology for its 40% equity interest. The Group performed the valuation with the assistance of an independent third party valuation firm. A partial deemed disposal gain on intangible asset of RMB3,600 (US$595) was recognized for the year ended December 31, 2013. The investment in Beijing Security System Technology was accounted for as an equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of Beijing Security System Technology.

On April 18, 2013, the Group invested RMB800 cash in Wuhan Antian Information Technology Co., Ltd. (“Wuhan Antian”) for its 40% equity interest. The investment in Wuhan Antian was accounted for as an equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of Wuhan Antian.

Available-for-sale debt security

On July 26, 2013, the Group acquired a convertible promissory note with principal amount of US$1,000 (the “Convertible Note”) from Trustlook Inc. (“Trustlook”), a private company in the United States, at a consideration of RMB6,148. The Convertible Note bears interests at 6% per annum with maturity of two years. The Convertible Note will be automatically converted into identical equity securities that will be issued upon the closing of an equity financing by Trustlook on or before the maturity date of the Convertible Note. If an equity financing does not occur on or before the maturity date, the Group has the option to convert the Convertible Note into common shares of Trustlook. The Group recorded the investment in the Convertible Note as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value with changes in fair value recognized in accumulated other comprehensive loss included in shareholders’ equity. The Group determined the fair value of Trustlook to be RMB5,903 (US$975) as of December 31, 2013 with the assistance of an independent third party valuation firm.

For the year ended December 31, 2013, the Group recorded an unrealized loss from the change in fair value of the available-for-sale security of RMB194 (US$32) in accumulated other comprehensive loss.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2012	2013
	RMB	RMB	US$
Accounts receivable	44,633	100,500	16,602
Allowance for doubtful accounts	—	(72)	(12)

	44,633	100,428	16,590

As of December 31, 2012 and 2013, all accounts receivable were due from third party customers. The following table presents movement of the allowance for doubtful receivables:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Balance at the beginning of the year	—	—	—
Additions charged to general and administrative expenses	—	72	12
Write-off during the year	—	—	—

Balance at the end of the year	—	72	12

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2012	2013
	RMB	RMB	US$
Value-added taxes receivable	523	—	—
Receivable from employees(i)	6,284	31,060	5,131
Prepaid deposits	2,235	6,610	1,092
Interests receivable	827	957	158
Entrusted loan to a third party(ii)	6,000	1,000	165
Loans to investors of an equity investee(iii)	—	1,383	228
Entrusted loan to an investor of an equity investee(iv)	—	6,940	1,146
Advances to employees	2,882	7,658	1,265
Advance to suppliers(ii)	—	4,976	822
Others	1,691	2,453	406

Total	20,442	63,037	10,413

(i)	The amount represents receivable from certain employees related to the individual income tax (“IIT”) arising from the vested Restricted Shares of the Company as of the end of the years presented.
(ii)	The Group considered it will be unable to collect all amounts due according to the contractual terms of the agreements, therefore, provision for doubtful debts of RMB5,000 (US$826) and RMB6,160 (US$1,018) were made against the entrusted loan to a third party and advance to suppliers, respectively, and charged to general and administrative expenses for the year ended December 31, 2013. The following table presents movement of the allowance for doubtful debts:

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	As of December 31,
	2012	2013
	RMB	RMB	US$
Balance at the beginning of the year	—	—	—
Additions charged to general and administrative expenses	—	11,160	1,844
Write-off during the year	—	—	—

Balance at the end of the year	—	11,160	1,844

(iii)	Loans to investors of an equity investee amounting to RMB5,530 bear interest at rate reference to the market rate with 10% discount. The loans are repayable in four years. As of December 31, 2013, RMB4,147 (US$685) of the loans were included in “Other non-current assets” in the consolidated balance sheets.
(iv)	Entrusted loan to an investor of an equity investee amounting to RMB4,000 bears interest at rate reference to the market rate with 10% discount and repayable in two years (June 2015) and RMB4,940 bears interest at a rate of 1% and repayable in one year (July 2014). As of December 31, 2013, RMB2,000 (US$330) of the entrusted loan was included in “Other non-current assets” in the consolidated balance sheets.

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2012	2013
	RMB	RMB	US$
Electronic equipment	21,402	41,066	6,784
Office equipment and fixtures	639	3,467	573
Motor vehicles	267	568	94
Leasehold improvement	3,421	7,344	1,213
Less: Accumulated depreciation	(10,268)	(21,119)	(3,489)

Property and equipment, net	15,461	31,326	5,175

Depreciation expense of property and equipment for the years ended December 31, 2011, 2012 and 2013 were RMB3,349, RMB5,575 and RMB11,702 (US$1,933), respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization are summarized as follows:

	As of December 31, 2012
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Indefinite-lived:
Trade name and domain names	2,161	—	2,161
Finite-lived:
Technology	27,076	(9,297)	17,779
Non-compete agreements	1,610	(533)	1,077

	30,847	(9,830)	21,017

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	As of December 31, 2013
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	US$
Indefinite-lived:
Trade name and domain names	2,161	—	2,161	357
Finite-lived:
Technology	39,546	(16,689)	22,857	3,776
Trademark	148	(17)	131	21
Non-compete agreements	1,610	(769)	841	139
Customer relationship	13,349	(6,489)	6,860	1,133

	56,814	(23,964)	32,850	5,426

Amortization expense of intangible assets for the years ended December 31, 2011, 2012 and 2013 were RMB11,688, RMB5,280 and RMB14,178 (US$2,342), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years is as follows:

	Years ended December 31,
	RMB	US$
2014	15,382	2,541
2015	7,427	1,227
2016	3,649	603
2017	2,848	470
2018	1,043	172
Thereafter	340	56

9. GOODWILL

	As of December 31,
	2012	2013
	RMB	RMB	US$
Balance at beginning of the year	13,384	13,384	2,211
Goodwill acquired in acquisitions of business	—	39,995	6,607
Foreign currency translation adjustments	—	(560)	(93)

Balance at end of the year	13,384	52,819	8,725

Goodwill acquired in acquisitions of businesses of RMB39,995 (US$6,607) in the year ended December 31, 2013, relating to the acquisition of the Photo Grid Business and the Antutu Business. The Group performs its annual impairment test for goodwill on December 31 of each year. Based on the results of the impairment test, there was no impairment of goodwill during the years ended December 31, 2012 and 2013, respectively.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2012	2013
	RMB	RMB	US$
Salary and welfare payable	25,965	49,754	8,219
Advances from customers	4,040	4,849	801
Other taxes payable	22,365	54,525	9,007
Accrued data center expenses	9,900	5,553	917
Accrued advertising, marketing and promotional expenses	12,185	46,434	7,670
Other accrued expenses	4,076	13,622	2,250
Payable for contingent consideration (note 3)	2,906	4,573	755
Others	1,332	2,241	370

Total	82,769	181,551	29,989

11. REDEMPTION RIGHT LIABILITIES

Redemption right granted to a non-controlling shareholder

On June 24, 2013, the Group granted a written put option to a non-controlling corporate shareholder wholly-owned by certain executive officers of the Company to put 24,264,042 ordinary shares of the Company at US$0.3835 per share within 24 months after the completion of the issuance of Series B Preferred Shares (note 18) (the “put option”). In accordance with ASC 480 Distinguishing Liabilities From Equity, the Group recorded the put option at fair value as determined on the day of issuance and subsequently adjusted to fair value at each reporting date. As of the date of issuance and December 31, 2013, the fair value of the put option was RMB14,697 and RMB3,551 (US$587), respectively, which were determined with the assistance of an independent third party valuation firm. The grant date fair value of RMB14,697 was recognized as deemed employee compensation expense in general and administrative expenses and a gain of RMB11,146 (US$1,841) resulting from the change in fair value of the put option was recognized as “Change in fair value of redemption right granted to a non-controlling shareholder” in the consolidated statements of comprehensive income for the year ended December 31, 2013.

Redemption right granted to employees

In 2013, the Company granted an aggregate of 3,000,000 Restricted Shares to two employees pursuant to the KIS Share Award Scheme whereby the employees have the unilateral right to request the Company to repurchase their vested Restricted Shares at a fixed price (note 16). The Restricted Shares are accounted for as tandem awards as they provide the option to put the Restricted Shares back to the Company and therefore, have both an equity and liability component. The liability component is recorded at fair value and re-measured at the end of each reporting period until the earlier of (i) settlement in cash or (ii) when the redemption rights expire on May 26, 2021. The redemption right liability as of the grant date and December 31, 2013 were nil and RMB2,160 (US$357), respectively. The redemption right liability considers the fair value of the employee’s redemption right as of the end of a reporting period and the number of Restricted Shares underlying the put that have vested to date. Changes in the fair value of the redemption right liability are recorded as share-based compensation costs (note 16).

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12. DEFERRED REVENUE

	As of December 31,
	2012	2013
	RMB	RMB	US$
Deferred revenue—current:
Deferred revenue from customers	10,268	7,840	1,295
Deferred government subsidies	1,950	—	—

Total deferred revenue—current	12,218	7,840	1,295

Deferred revenue—non-current:
Deferred revenue from customers	2,746	2,866	473

Total deferred revenue—non-current	2,746	2,866	473

Total	14,964	10,706	1,768

13. REVENUES

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Online marketing services	23,916	212,443	612,565	101,189
Internet value-added services	—	2,354	83,155	13,736
Internet security services and others	116,138	73,130	54,191	8,951

	140,054	287,927	749,911	123,876

14. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC. It also has subsidiaries in the British Virgin Islands (“BVI”), United States and Hong Kong.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), the Company’s BVI incorporated subsidiaries are not subject to tax on income or capital gains arising in BVI. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

United States

KS Mobile is incorporated in the United States and is subject to federal income tax rate of 35% for the years ended December 31, 2012 and 2013, respectively. No provision for federal income tax has been made in the consolidated financial statements as it had no assessable profits for the years ended December 31, 2012 and 2013.

Hong Kong

Cheetah Technology is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2011, 2012 and 2013, respectively. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it had no assessable profits for the years ended December 31, 2011 and 2012. For the year ended December 31, 2013, Hong Kong profits tax has been provided at the rate of 16.5% on the assessable profits of Cheetah Technology arising in Hong Kong.

PRC

The Company’s subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25% for the years ended December 31, 2011, 2012 and 2013 in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Under the EIT Law, domestic enterprises and foreign invested enterprises are subject to a unified 25% enterprise income tax rate, except for certain entities that enjoy the tax holidays.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Zhuhai Juntian and Beijing Security, being qualified new software development enterprises in year 2010, are each entitled to a 2+3 tax holiday and their first profit-making year was year 2009 and year 2010, respectively. Accordingly, Beijing Security was tax exempted for years 2010 and 2011 and subject to EIT at 12.5% from years 2012 to 2014. Zhuhai Juntian’s first profit-making year was 2009 but it did not receive the 2+3 tax holiday approval until November 2010, therefore, its 2+3 tax holiday is tax exempted only for year 2010 and subject to EIT at 12.5% from years 2011 to 2013. Without the tax holidays, the Group’s income tax benefit would have increased by RMB5,017 for the year ended December 31, 2011 and income tax expenses would have increased by RMB4,201 and RMB4,430 for the years ended December 31, 2012 and 2013, respectively. The impact of the tax holidays on basic loss per ordinary share was a decrease of RMB0.0057 for the year ended December 31, 2011 and the basic earnings per ordinary share was a decrease of RMB0.0042 and RMB0.0041 for the years ended December 31, 2012 and 2013, respectively.

Conew Network, Beijing Conew, Beike Internet and Beijing Network were subject to EIT at a rate of 25% for the years ended December 31, 2012 and 2013.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties and other aspects of an enterprise.

As of December 31, 2013, no detailed interpretation or guidance has been issued to define “place of effective management” for overseas entities whose ultimate holding companies are not PRC resident companies. Furthermore, as of December 31, 2013, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company, Cheetah Technology or KS Mobile is deemed as a PRC tax resident, it would be subject to PRC tax under the EIT Law. The Company has analyzed the applicability of this law and will continue to monitor the related development and application.

Income (loss) before income taxes consists of:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
PRC	(27,706)	37,021	161,550	26,687
Non-PRC	(5,126)	(22,262)	(50,862)	(8,402)

Total	(32,832)	14,759	110,688	18,285

The current and deferred portions of income tax (benefit) expense included in the consolidated statements of comprehensive income are as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Current income tax expenses	934	2,513	14,760	2,438
Deferred income tax (benefit) expenses	(3,531)	2,402	33,910	5,602

Income tax (benefit) expenses for the year	(2,597)	4,915	48,670	8,040

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
(Loss) income before income tax	(32,832)	14,759	110,688	18,285
Income tax expense computed at applicable tax rates (2011, 2012 and 2013: 25%)	(8,208)	3,690	27,672	4,571
Effect of different tax rates in different jurisdictions	1,280	5,222	11,699	1,934
Effect of lower tax rate for certain subsidiaries	9,020	(4,124)	(4,430)	(732)
Effect of preferential tax rate on deferred tax	(4,003)	(77)	(455)	(75)
Tax incentives related to research and development	(5,439)	(9,307)	(19,140)	(3,164)
Non-deductible expenses	1,284	1,647	1,005	166
Changes in uncertain tax position and late payment interest	182	19	82	14
Outside basis differences	—	—	33,910	5,602
Withholding tax	—	—	109	18
Changes in valuation allowance	3,287	7,845	(1,782)	(294)

Income tax (benefit) expense	(2,597)	4,915	48,670	8,040

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2012 and 2013 are as follows:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Deferred tax assets, current portion:
Deferred revenue	784	393	65
Accrued expense	154	296	49
Revenue cut-off	4,461	—	—
Provision for doubtful debts	—	2,202	364
Unrealized gain from deemed disposal of intangible assets	—	60	10
Tax loss carry forward	1,818	597	99
Less: Valuation allowance	(4,701)	(1,635)	(271)

Current deferred tax assets	2,516	1,913	316

Deferred tax assets, non-current portion:
Deferred revenue	380	673	111
Intangible assets and prepaid expense	5,697	5,303	876
Foreign tax credit	332	659	109
Unrealized gain from deemed disposal of intangible assets	—	390	64
Fixed assets depreciation	—	156	26
Tax loss carry forward	7,570	8,959	1,479
Less: Valuation allowance	(7,678)	(8,962)	(1,479)

Non-current deferred tax assets	6,301	7,178	1,186

Deferred tax liabilities, non-current portion:
Long-lived assets arising from acquisitions	848	1,122	185
Unrealized gains from available-for-sale equity security	—	4,174	689
Outside basis difference	—	33,910	5,602

	848	39,206	6,476

The Group operates through several subsidiaries and VIEs and the valuation allowance is considered for each subsidiary and VIE on an individual basis. As of December 31, 2012 and 2013, the Group’s total deferred tax assets before valuation allowances were RMB21,196 and RMB19,688 (US$3,252), respectively. As of December 31, 2012 and 2013, the Group recorded valuation allowances of RMB12,379 and RMB10,597 (US$1,750), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

A change in judgment related to the beginning-of-the-year balance of a valuation allowance of RMB12,016 (US$1,985) has resulted from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB33,204 and RMB37,251 (US$6,153) at 31 December 2012 and 2013 respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding taxes has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Company would be subject to PRC withholding taxes. Determination of the amount of unrecognized deferred income tax liability is not practicable.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Deferred tax liabilities of outside basis differences in the VIE arising from (i) aggregate undistributed earnings of Beike Internet, a VIE of the Group, that are available for distribution to Beijing Security, its PRC tax resident primary beneficiary company and (ii) the difference between the book basis and the tax basis in the investment in Beike Internet were nil and RMB84,776 (US$14,004) as of December 31, 2012 and 2013, respectively. The registered shareholders of Beike Internet are contractually required to remit dividends received from Beike Internet to Beijing Security. This distribution chain results in (i) taxable dividend from Beike Internet to its registered shareholders and (ii) a taxable contribution to Beijing Security when the proceeds are remitted to Beijing Security by the registered shareholders. The tax impact on the future cash distribution is recognized in deferred tax liabilities as an outside basis difference.

As of December 31, 2013, the Group had net operating losses of approximately RMB32,358 (US$5,345), which can be carried forward to offset taxable income. The net operating loss will start to expire in 2014 if not utilized.

As of December 31, 2013, the Group had foreign tax credit of approximately RMB659 (US$109), which can be carried forward to offset tax payable. The foreign tax credit will start to expire in 2016 if not utilized.

Unrecognized tax benefits

The Group’s unrecognized tax benefits for the year ended December 31, 2013 were primarily related to the tax-deduction of share-based compensation expenses and other expenses. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2012 and 2013 there are RMB1,285 and RMB2,660 (US$439) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Balance at January 1	1,309	1,338	221
Additions based on tax positions related to the current year	29	1,322	218

Balance at December 31	1,338	2,660	439

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. During the years ended December 31, 2012 and 2013, the Group recognized approximately RMB19 and RMB82 (US$14) in interest and nil in penalties. The Group had approximately RMB19 and RMB101 (US$17) for the payment of interest accrued at December 31, 2012 and 2013, respectively.

As of December 31, 2013, the tax years ended December 31, 2009 through 2013 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

15. RELATED PARTY TRANSACTIONS

a) Related parties

Name of related parties	Relationship with the Group
Kingsoft	The ultimate holding company
Beijing Kingsoft Cloud Network Technology Corporation Limited (“Beijing Kingsoft Cloud Network”)	An entity controlled by Kingsoft
Beijing Kingsoft Cloud Technology Corporation Limited (“Beijing Kingsoft Cloud Technology”)	An entity controlled by Kingsoft
Beijing Kingsoft Digital Entertainment Corporation Limited (Beijing Kingsoft Digital Entertainment”)	An entity controlled by Kingsoft
Beijing Kingsoft Office Software Corporation Limited (“Beijing Kingsoft Office Software”)	An entity controlled by Kingsoft
Beijing Kingsoft Software Corporation Limited (“Beijing Kingsoft Software”)	An entity controlled by Kingsoft
Chengdu Kingsoft Digital Entertainment Technology Co., Ltd. (“Chengdu Kingsoft Digital Entertainment”)	An entity controlled by Kingsoft
Chengdu Kingsoft Interactive Entertainment Corporation Limited (“Chengdu Kingsoft Interactive Entertainment”)	An entity controlled by Kingsoft
Kingsoft Japan Inc. (“Kingsoft Japan”)	An entity controlled by Kingsoft
Zhuhai Kingsoft Application Software Corporation Limited (Zhuhai Kingsoft Application”)	An entity controlled by Kingsoft
Zhuhai Kingsoft Software Corporation Limited (“Zhuhai Kingsoft Software”)	An entity controlled by Kingsoft
Shenzhen Tencent Computer Systems Corporation Limited (“Tencent Shenzhen”)	An entity controlled by a shareholder of the Company
Tencent Technology (Shenzhen) Company Limited (“Tencent Technology”)	An entity controlled by a shareholder of the Company
Beijing Xiaomi Technology Company Limited (“Xiaomi”)	An entity controlled by a director of the Company
Beijing Security System Technology	An equity investee of the Group
Wuhan Antian	An equity investee of the Group

b) The Group had the following related party transactions for the years ended December 31, 2011, 2012 and 2013:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Corporate, technical support and leasing services received from:
Beijing Kingsoft Software	2,229	545	—	—
Zhuhai Kingsoft Application	676	—	—	—
Chengdu Kingsoft Interactive Entertainment	—	—	631	104
Beijing Kingsoft Digital Entertainment	5,286	2,856	869	144
Zhuhai Kingsoft Software	4,671	4,496	4,257	703

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

During 2011, 2012 and 2013, the Group entered into agreements with Beijing Kingsoft Software, Zhuhai Kingsoft Software, Zhuhai Kingsoft Application, Chengdu Kingsoft Interactive Entertainment and Beijing Kingsoft Digital Entertainment, pursuant to which, these entities provided services including corporate and technology support services to the Group. The corporate service fee is charged based on employee headcount and the technical support fee is charged based on direct costs incurred plus a margin. In addition, the Group entered into agreements to rent properties and assets from Beijing Kingsoft Digital Entertainment and Zhuhai Kingsoft Software. The leasing service fee is charged based on employee headcount multiplied by a predetermined rate for assets and fixed monthly rate for properties. During the years ended December 31, 2011, 2012 and 2013, expenses related to corporate, technical support and leasing services of RMB12,862, RMB7,897 and RMB5,757 (US$951), respectively, were recognized in the consolidated statements of comprehensive income.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Licensing fees paid to:
Beijing Kingsoft Software	2,520	2,520	2,520	416
Zhuhai Kingsoft Software	4,200	4,200	4,200	694
Beijing Kingsoft Digital Entertainment	1,680	1,680	1,680	278

On January 14, 2011, the Group entered into authorization and licensing agreements with Beijing Kingsoft Software, Zhuhai Kingsoft Software and Beijing Kingsoft Digital Entertainment to obtain rights to use, redevelop and sub-license certain internet security software copyrights, patents and trademarks for five years for a total consideration of RMB42,000. For the years ended December 31, 2011, 2012 and 2013, licensing fees of RMB8,400, RMB8,400 and RMB8,400 (US$1,388), respectively, were recognized in the consolidated statements of comprehensive income.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Sub-licensing revenue received from:
Kingsoft Japan	1,696	1,920	3,381	559

On December 1, 2009, the Group entered into an exclusive licensing agreement with Kingsoft Japan, pursuant to which, Kingsoft Japan is granted the exclusive right to use certain internet security software within Japan until November 30, 2015. The sub-licensing fee was charged by the Group based on 12% of revenues generated from Kingsoft Japan, net of agents’ and distributors’ commissions. On November 12, 2013, the Company entered into a framework licensing agreement with Kingsoft Japan to supplement and amend provisions to the exclusive licensing agreement dated December 1, 2009. Pursuant to which, the revised share of revenue by the Company on the existing services and new services revised ranging from 20% to 33%. The legal terms and conditions related to share of revenue from mobile related licensing is retroactively effective from January 1, 2013. For the years ended December 31, 2011, 2012 and 2013, sub-licensing revenue of RMB1,696, RMB1,920 and RMB3,381 (US$559), respectively, were recognized in the consolidated statements of comprehensive income.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Software upgrade services provided to:
Beijing Kingsoft Software	3,590	987	233	38

On December 1, 2009, the Group entered into an agreement with Beijing Kingsoft Software at the contract amount of RMB13,810, pursuant to which, the Group will provide upgrade services to the licensed software during the licensing period. For the years ended December 31, 2011, 2012 and 2013, software upgrade service revenue of RMB3,590, RMB987 and RMB233 (US$38), respectively, were recognized in the consolidated statements of comprehensive income.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Transfer of fixed assets and technology know-how to:
Beijing Kingsoft Cloud Network	—	1,260	—	—
Beijing Kingsoft Cloud Technology	—	740	—	—

On May 10, 2012, the Group entered into agreements to sell and transfer certain fixed assets, including internet equipment, servers and hard drives, as well as copyright and all proprietary interests related to one of its software products to Beijing Kingsoft Cloud Network and Beijing Kingsoft Cloud Technology. For the years ended December 31, 2011, 2012 and 2013, the Group received nil, RMB2,000 and nil (US$nil), respectively, in cash from the transfers.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Transfer of fixed assets and technology know-how from:
Beijing Security System Technology	—	—	1,900	314
Zhuhai Kingsoft Application	—	—	2,000	330

In 2013, the Group entered into agreements to purchase certain fixed assets and software products from Beijing Security System Technology and Zhuhai Kingsoft Application. For the years ended December 31, 2011, 2012 and 2013, the Group paid nil, nil and RMB3,900 (US$644), respectively, in cash from the transfers.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Promotion services received from:
Beijing Kingsoft Digital Entertainment	—	—	114	19
Beijing Kingsoft Office Software	—	—	143	24

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

In 2013, the Group entered into agreements with Beijing Kingsoft Digital Entertainment and Beijing Kingsoft Office Software for promotion services ranging from five months to one year. For the years ended December 31, 2011, 2012 and 2013, promotion service fees of nil, nil and RMB257 (US$43), respectively, were recognized in the consolidated statements of comprehensive income.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Online marketing services provided to:
An entity controlled by a shareholder of the Company	7,012	69,744	104,078	17,192
An entity controlled by a shareholder of the Company	—	80	—	—
An entity controlled by a director of the Company	—	—	2,737	452
Chengdu Kingsoft Digital Entertainment	—	—	789	130

On September 27, 2012, the Group entered into a framework agreement with an entity controlled by a shareholder of the Company to provide various forms of online marketing services to this entity. The term of the framework agreement commenced from January 1, 2011 to December 31, 2013. In 2012 and 2013, the Group entered into agreements with an entity controlled by a shareholder of the Company, an entity controlled by a director of the Company and Chengdu Kingsoft Digital Entertainment to provide online marketing services. For the years ended December 31, 2011, 2012 and 2013, online marketing revenue of RMB7,012, RMB69,824 and RMB107,604 (US$17,774), respectively, were recognized in the consolidated statements of comprehensive income.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Research and development received from:
Wuhan Antian	—	—	1,333	220

In 2013, the Group entered into an agreement with Wuhan Antian for research and development services. For the years ended December 31, 2011, 2012 and 2013, research and development expenses of nil, nil and RMB1,333 (US$220), respectively, were recognized in the consolidated statements of comprehensive income.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Purchase of consumables from:
An entity controlled by a director of the Company	—	2,076	1,173	194

During the year ended December 31, 2011, 2012 and 2013, the Group purchased smartphones and other consumables of nil, RMB2,076 and RMB1,173 (US$194), respectively, from an entity controlled by a director of the Company and recognized as property and equipment.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

c) The balances between the Group and its related parties as at December 31, 2012 and 2013 are listed below:

(1) Amount due from related parties

	As of December 31,
	2012	2013
	RMB	RMB	US$
Kingsoft	3,276	6,931	1,145
Chengdu Kingsoft Digital Entertainment	277	577	95
Kingsoft Japan	518	672	111
Beijing Kingsoft Cloud Technology	520	—	—
Tencent Shenzhen	12,746	4,484	741
Others	161	204	33

Total	17,498	12,868	2,125

(2) Amount due to related parties

	As of December 31,
	2012	2013
	RMB	RMB	US$
Kingsoft	379	368	61
Beijing Kingsoft Digital Entertainment	6,460	7,092	1,172
Zhuhai Kingsoft Software	14,187	13,887	2,294
Beijing Kingsoft Software	5,844	8,015	1,324
Beijing Security System Technology	—	1,900	314
Chengdu Kingsoft Interactive Entertainment	—	631	103

Total	26,870	31,893	5,268

All the balances with related parties as of December 31, 2012 and 2013 were unsecured, non-interest bearing and repayable on demand.

(d) On January 14, 2011, the Group entered into a loan framework contract with Kingsoft, pursuant to which Kingsoft shall provide the Group with the necessary funding in an aggregate amount not exceeding RMB110,000. The interest rate payable on the loan is 90% of the interest rate as promulgated by the PBOC for loans of the same class and for the same period or other fair market loan interest rate. As of December 31, 2012 and 2013, the Group has not drawn any loan from Kingsoft.

16. SHARE-BASED COMPENSATION

KIS Share Award Scheme

On May 26, 2011, the board of directors of the Company approved and adopted the KIS Share Award Scheme, as amended in September 2013, to recognize the contributions of certain employees and to give incentives thereto in order to retain them for the continued operation and development of the Group. Under the KIS Share Award Scheme, the board of directors may grant Restricted Shares to its employees and directors to receive an aggregate of no more than 100,000,000 ordinary shares of the Company (excluding shares which have

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

lapsed or have been forfeited) as at the date of such grant. Unless early terminated by the board of directors of the Company, the KIS Share Award Scheme is valid and effective for a term of ten years commencing from its adoption.

Under the KIS Share Award Scheme, grantees have no dividend or voting rights until the Restricted Shares are vested. The Restricted Shares, unvested or vested, may not, at any time prior to being transferred to employees and the initial public offering of the Company, be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered. Upon the occurrence of certain contingent events which are considered outside the Company’s control, the Company has the right to repurchase all of an employee’s vested Restricted Shares for an aggregate consideration of US$1.00 and any unvested shares would be forfeited.

The Group has set up the Share Award Scheme Trust for the purpose of administering the KIS Share Award Scheme and holding shares awarded to the employees before they vest. The Company has appointed Core Pacific-Yamichi International (H.K.) Nominees Limited, a company incorporated in Hong Kong, as the trustee. As at December 31, 2013, 12, 227,500 (2012: 25,255,000) forfeited and ungranted Restricted Shares are held by the Share Award Scheme Trust and available to be granted in the future.

For the years ended December 31, 2011, 2012 and 2013, the Company granted 79,390,000 Restricted Shares to certain employees. These Restricted Shares granted vest over a four-year period, with 25% of the shares vesting on an annual basis.

On June 1, 2011, the Company granted 400,000 Restricted Shares to an employee. These Restricted Shares granted vest over a three-year period, with 25% of the shares vesting on the first and second anniversary of the grant dates, respectively, and the remaining 50% of the shares vesting on December 2, 2013.

On March 1, April 1, April 17, July 1 and October 1, the Company granted 5,410,000 Restricted Shares to certain employees. These Restricted Shares granted vest over a four-year period, with 50% of the shares vesting on the second anniversary of the grant dates and the 25% of the shares vesting on the third and fourth anniversary of the grant dates.

On March 21, April 1, June 1, September 1 and October 1, 2013, the Company granted 3,887,500 Restricted Shares to certain employees. These Restricted Shares granted immediately vested on their grant dates.

On June 1, September 1, October 1 and November 1, 2013, the Company granted 2,410,000 Restricted Shares to certain employees. These Restricted Shares granted vest over a two-year period, with 50% of the shares immediately vesting on the grant dates and 25% of the shares vesting on the first and second anniversary of the grant dates.

On July 1 and October 1, 2013, the Company granted 1,100,000 Restricted Shares to certain employees. These Restricted Shares granted vest over a three-year period, with 25% of the shares immediately vesting on the grant dates and 25% of the shares vesting on the first, second and third anniversary of the grant dates.

The fair value of Restricted Shares was determined by reference to the fair value of the Company’s ordinary shares at their respective grant date, which was valued based on retrospective valuation with the assistance of an independent third party valuation firm using a discounted cash flow method.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

For the year ended December 31, 2013, the Company granted an aggregate of 3,000,000 Restricted Shares to two employees pursuant to the KIS Share Award Scheme whereby the employees have the unilateral right to request the Company to repurchase their vested Restricted Shares at a fixed price of RMB4 per share (if certain breaching conditions considered within the control of the employee are not met). The Company also has the option to repurchase up to all of the vested Restricted Shares at a fixed price of RMB4 per share if (i) the employee has served the Company for more than a year but less than four years; and (ii) employment is terminated for any reason either by the Company or the employee. The Restricted Shares are accounted for as tandem awards as they provide the employees the option to put the Restricted Shares back to the Company and therefore, have both an equity and liability component.

The equity portion of the Restricted Share is recognized as share-based compensation based on its grant date fair value over the requisite service period of four years. The redemption right liability as of grant date and December 31, 2013 were nil and RMB2,160 (US$357), respectively. The redemption right liability considers the fair value of the employee’s redemption right as of the end of a reporting period and the number of Restricted Shares that have vested to date. The change in the fair value of the redemption right liability of RMB2,191 (US$362) was recorded as share-based compensation costs.

The following table summarizes the Restricted Shares activity pursuant to the KIS Share Award Scheme for the year ended December 31, 2013:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2013	60,727,500	0.11
Granted	15,127,500	0.45
Vested	(23,722,500)	0.17
Forfeited	(2,100,000)	0.05

Unvested at December 31, 2013	50,032,500	0.19

Vested and expected to vest at December 31, 2013	86,692,287	0.16

Share-based compensation costs recorded in respect of the KIS Share Award Scheme amounted to RMB4,731, RMB19,073 and RMB35,527 (US$5,869) for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, the total estimated unrecognized compensation costs related to Restricted Shares awarded to employees pursuant to the KIS Share Award Scheme amounted to RMB27,254 (US$4,502), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 1.69 years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.

The total fair value of vested Restricted Shares on their respective vesting dates during the years ended December 31, 2011, 2012 and 2013 were RMB2,591, RMB16,278 and RMB74,962 (US$12,383), respectively.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Kingsoft shares awarded to the Company’s employees

On March 31, 2008, the board of directors of Kingsoft approved and adopted the share award scheme (the “Kingsoft Share Award Scheme”) in which selected employees of Kingsoft (including its subsidiaries and VIEs) are entitled to participate. Unless early terminated by the board of directors of Kingsoft, the Kingsoft Share Award Scheme is valid and effective for a term of five years commencing from its adoption. Pursuant to the Kingsoft Share Award Scheme, the awards granted by the board of directors of Kingsoft (excluding shares which have lapsed or have been forfeited), in aggregate, shall not exceed 10% of the issued capital of Kingsoft as at the date of such grant. On November 25, 2010, the board of directors of Kingsoft resolved to extend the termination date of the Kingsoft Share Award Scheme from March 30, 2013 to March 30, 2017.

The Group determined all Kingsoft awarded shares granted to employees of the Group are classified and accounted for as equity awards. The fair value of awarded shares granted under the Kingsoft Share Award Scheme was determined based on the fair market value of Kingsoft’s ordinary shares at the grant date.

A summary of the awarded shares activity, relating to awarded shares held by employees of the Group pursuant to the Kingsoft Share Award Scheme for the year ended December 31, 2013, is presented below:

	Number of Kingsoft ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2013	2,067,800	0.49
Granted	—	—
Vested	—	—
Forfeited	(507,800)	0.55

Unvested at December 31, 2013	1,560,000	0.47

Vested and expected to vest at December 31, 2013	3,368,831	0.52

As the awarded shares were made by Kingsoft to employees of the Group, for services rendered to the Group, the associated compensation cost is recognized in the Group’s consolidated statement of comprehensive income. Share-based compensation costs recorded in respect of the Kingsoft Share Award Scheme amounted to RMB1,104, RMB1,214 and RMB1,869 (US$309) for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, the total estimated unrecognized compensation costs related to awarded shares granted to employees pursuant to the Kingsoft Share Award Scheme amounted to RMB1,966 (US$325), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 2.31 years.

The total fair value of vested awarded shares on their respective vesting dates during the years ended December 31, 2011, 2012 and 2013 were RMB6,181, RMB6,509 and RMB11,240 (US$1,857), respectively.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Total share-based compensation costs recorded for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cost of revenues	94	21	10	2
Research and development	4,313	6,663	14,520	2,399
Selling and marketing	47	609	2,835	468
General and administrative	1,381	12,994	20,031	3,309

	5,835	20,287	37,396	6,178

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB4,852, RMB13,008 and RMB18,854 (US$3,114) for the years ended December 31, 2011, 2012 and 2013, respectively. Total other operating lease expenses were RMB21,381, RMB25,843 and RMB51,990 (US$8,589) for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2013:

	RMB	US$
2014	32,565	5,379
2015	10,149	1,676
2016	315	52

Licensing fee commitment:

The Group entered into authorization and licensing agreements with the subsidiaries of Kingsoft and other third parties for the right to use, redevelop and sub-license certain internet security software for 5 years.

	RMB	US$
2014	10,229	1,690
2015	8,434	1,393
2016	2,134	353

Capital commitments

As of December 31, 2013, total capital commitments for the acquisition of an equity method investment, which was contracted but not yet reflected in the consolidated financial statements, amounted to RMB2,000 (US$330).

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Provision of loan facility

On April 18, 2013, Beijing Security entered into a two-year loan facility ending April 17, 2015 with a shareholder of Wuhan Antian, pursuant to which, Beijing Security granted a loan facility of RMB16,000 at an interest rate with reference to the market rate with 10% discount. Such loan facility shall be secured by the equity interest in Wuhan Antian held by the shareholder to the maximum of 40% equity interests in Wuhan Antian. As of December 31, 2013, RMB4,000 of the loan facility was being utilized and 10% of the equity interests in Wuhan Antian were pledged to the Group accordingly.

On March 13, 2013, Beijing Security entered into a loan facility of RMB10,000 at an interest rate with reference to the market rate with 10% discount to Beijing Security System Technology to provide financial support to Beijing Security System Technology should it be required for its operations. As of December 31, 2013, the credit facility was not drawn by Beijing Security System Technology.

Litigation

The Group was involved in certain cases pending in various PRC courts and arbitration as of December 31 , 2013. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could result in a loss of revenue or otherwise harm the business of the Group.

In April 2012, Qihoo 360 Technology Co. Ltd. (“Qihoo 360”) raised a claim against the Group and Beike Internet for an unfair competition advertisement for an incident relating to Apple’s banning from its App Store Qihoo 360’s products. In November 2012, Beijing Haidian Court made the first instance judgment, which resulted in a favorable ruling to Qihoo 360. The Group and Beike Internet appealed in December 2012, which the court of second instance maintained the judgment of the court of first instance. The Group assessed that the ultimate settlement is both probable and estimable as of December 31, 2012 and accrued for the contingent liability of RMB300.

In April 2013, an affiliate of Youku Tudou Inc. (“Youku”) brought an unfair competition practices claim for RMB5,000 against the Group in the Beijing Haidian Court, alleging that the advertisements broadcasted with Youku’s online content were inappropriately blocked when accessed through the Group’s Cheetah browser. In December 2013, the court of first instance ruled in favor of Youku for damages of RMB300, which is currently being appealed by the Group. The Group assessed that the ultimate settlement is both probable and estimable as of December 31, 2013 and accrued for the contingent liability of RMB300 (US$50).

In June 2013, the Group brought an unfair competition practices claim for RMB5,000 against the same affiliate of Youku in the Beijing Haidian Court, alleging that the Youku disallowed broadcasting of its content to users who accessed through the Group’s Cheetah browser. In December 2013, the court of first instance ruled in favor of the Group for damages of RMB200, which is currently being appealed by Youku.

In September 2013, Qihoo brought an unfair competition practices claim for RMB3,000 against the Group in the Beijing Haidian Court, alleging manipulation of users to uninstall Qihoo’s software. In February 2014, the court of first instance ruled in favor of Qihoo for damages of RMB100. The Group assessed that the ultimate settlement is both probable and estimable as of December 31, 2013 and accrued for the contingent liability of

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

RMB100 (US$17). In September 2013, the Group brought a similar claim for RMB2,000 against Qihoo in the Beijing Xicheng Court. In February 2014, the court of first instance ruled in favor of the Group for damages of RMB100.

The Group is involved in several other proceeding as of December 31, 2013 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

18. CONVERTIBLE PREFERRED SHARES

On July 7, 2011, the Company issued 102,409,639 Series A convertible preferred shares (the “Series A Preferred Shares”) to TCH Copper Limited (“Tencent”) and Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. (collectively known as “Matrix”) at US$0.18142076 per share for a total cash consideration of US$18,579 (equivalent to RMB120,237). On June 24, 2013, the Company issued 122,495,531 Series B Preferred Shares (the “Series B Preferred Shares”) to Tencent and Kingsoft at US$0.42615738 per share for a total consideration of US$52,202 (equivalent to RMB322,541).

The significant terms of the Series A Preferred Shares and Series B Preferred Shares (collectively, the “Preferred Shares”) are as follows:

Voting rights

Each holder of the Preferred Shares is entitled to the number of votes equal to the number of ordinary shares into which such holder’s Preferred Shares could be converted and having voting rights and powers equal to the voting rights and powers of the ordinary shares.

Dividends

The holders of the Preferred Shares are entitled to receive non-cumulative dividends on an as-converted basis when as and if declared by the Board of Directors of the Company, together with the holders of ordinary shares.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, winding up or cessation of business of the Company or the occurrence of any deemed liquidation event as defined in the Preferred Shares agreements, each holder of the Series B Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Shares and the ordinary shares, the amount equal to the original issuance price plus any declared but unpaid dividends up to and including

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

the date of commencement of the liquidation event. After distribution or payment in full to the holders of the Series B Preferred Shares, the holders of the Series A Preferred Shares are entitled to the distribution in preference to the holders of the ordinary shares, the amount equal to the original issuance price plus any declared but unpaid dividends. After distribution or payment in full to the holders of the Preferred Shares, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of outstanding ordinary shares and holders of Preferred Shares on an as-converted basis.

Conversions

The Preferred Shares are convertible, at the option of the holder, at any time into ordinary share as determined by the quotient of the original issuance price divided by the then-effective conversion price. The initial conversion price and conversion ratio is the stated issuance price of each class of the Preferred Shares and on a one-for-one basis, respectively. The conversion prices are subject to adjustments in the event that the Company issues additional ordinary shares or additional deemed ordinary shares through options or convertible instruments for a consideration less than the respective original conversion prices of the Preferred Shares. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula. The above conversion prices are also subject to adjustments on a proportional basis upon other dilution events. All Series A and Series B Preferred Shares are automatically converted into ordinary shares at the then-effective conversion price upon the closing of a qualified initial public offering as defined in the Preferred Shares agreements (“qualified IPO”).

Redemption

There are no redemption rights in the Preferred Shares agreements except in the event of a deemed liquidation transaction.

Accounting for Series A and Series B Preferred Shares

The Series A and Series B Preferred Shares have been classified as mezzanine equity as these preferred shares are contingently redeemable upon the occurrence of a deemed liquidation event. The initial carrying amount of the Series A Preferred Shares is the issue price at the date of issuance of RMB120,237 net of issuance costs of RMB261. The initial carrying amount of the Series B Preferred Shares is the issue price at the date of issuance of RMB322,541 net of issuance costs of RMB576.

The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company evaluated the embedded conversion option in these convertible Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features.

The conversion options of the Preferred Shares do not qualify for bifurcation accounting because the conversion options are clearly and closely related to the host instruments and the underlying ordinary shares are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Beneficial conversion features (“BCF”) exist when the conversion price of the Preferred Shares is lower than the fair value of the ordinary share at the commitment date. Since the Preferred Shares are convertible from inception but contains conversion terms that change upon the occurrence of a future event, contingent BCF is measured at the commitment date but not recognized until the contingency is resolved. The Company determined the fair value of the ordinary share with the assistance from an independent third party valuation firm. On the respective commitment dates of the Preferred Shares, the most favorable conversion prices used to measure the BCF of the Preferred Shares were greater than the fair value per ordinary share. Therefore, no BCF was recognized.

For the years ended December 31, 2011, 2012 and 2013, no dividend was declared by the Company on the Series A Preferred Shares and Series B Preferred Shares.

19. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on July 30, 2009 with one share issued at par value of US$1. On July 21, 2010, the Company subdivided its ordinary share from 1 share to 40,000 shares and issued additional 649,960,000 ordinary shares to Kingsoft at par value of US$0.000025 per share for a total consideration of US$16 (equivalent to RMB109).

On October 1, 2010, the Company issued 80,000,000 and 70,000,000 ordinary shares to FaX Vision Corporation (“FaX Vision”), a company wholly-owned by key management, and Matrix, respectively, to acquire 100% of the equity interest in Conew.

On March 31, 2011, the Company issued 100,000,000 ordinary shares to FaX Vision at US$0.02499 per share for a total consideration of US$2,499 (equivalent to RMB16,431).

On July 7, 2011, FaX Vision transferred 15,000,000 ordinary shares of the Company to Tencent at US$0.1814 per share for a total consideration of US$2,721 (equivalent to RMB16,653).

On May 9, 2012, the Company issued 551,482 ordinary shares to Kingsoft at US$0.18142076 per share for a total consideration of US$100 (equivalent to RMB628).

Retained earnings

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Zhuhai Juntian and Conew Network were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Beijing Security, Beijing Conew, Beike Internet, Beijing Network, Beijing Antutu and Guangzhou Kingsoft were established as domestic invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

	As of December 31,
	2012	2013
	RMB	RMB	US$
PRC statutory reserve funds	6,895	18,956	3,131
Unreserved retained earnings	5,906	55,863	9,228

Total retained earnings	12,801	74,819	12,359

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted included paid-up capital, statutory reserve funds and share-based compensation reserve funds of the Company’s subsidiaries in the PRC and VIEs, which amounted to RMB116,692 and RMB158,220 (US$26,136), as of December 31, 2012 and 2013, respectively.

Furthermore, cash transfers from the Company’s subsidiaries in the PRC to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the subsidiaries in the PRC and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) is as follows:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Foreign currency translation adjustments	(1,603)	(7,690)	(1,270)
Unrealized gains on available-for-sale securities, net	—	20,929	3,457

Accumulated other comprehensive income (loss)	(1,603)	13,239	2,187

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

20. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Earnings (loss) per share—basic
Numerator:
Net income (loss)	(30,235)	9,844	62,018	10,245
Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Series A Preferred Shares to ordinary shares	—	(997)	(5,807)	(959)
Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Series B Preferred Shares to ordinary shares	—	—	(3,521)	(582)

Allocation of net income (loss) attributable to ordinary shareholders	(30,235)	8,847	52,690	8,704

Denominator:
Weighted average number of ordinary shares outstanding	875,944,795	908,457,367	929,119,153	929,119,153

Denominator used for earnings (loss) per share	875,944,795	908,457,367	929,119,153	929,119,153

Earnings (loss) per share—basic	(0.0345)	0.0097	0.0567	0.0094

Earnings (loss) per share—diluted
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders	(30,235)	8,847	52,690	8,704
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series A Preferred Shares to ordinary shares	—	997	5,807	959
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series B Preferred Shares to ordinary shares	—	—	3,521	582
Change in share-based compensation expense due to remeasurement of the redemption right granted to employees	—	—	(887)	(147)

Net income (loss) attributable to ordinary shareholders	(30,235)	9,844	61,131	10,098

Denominator:
Weighted average number of ordinary shares outstanding	875,944,795	908,457,367	929,119,153	929,119,153
Conversion of Series A Preferred Shares to ordinary shares	—	102,409,639	102,409,639	102,409,639
Conversion of Series B Preferred Shares to ordinary shares	—	—	62,086,776	62,086,776
Dilutive effect of Restricted Shares	—	36,115,199	42,367,385	42,367,385

Denominator used for earnings (loss) per share	875,944,795	1,046,982,205	1,135,982,953	1,135,982,953

Earnings (loss) per share—diluted	(0.0345)	0.0094	0.0538	0.0089

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Pro Forma earnings per share (unaudited):
Numerator:
Allocation of net income attributable to ordinary shareholders			52,690	8,704
Add back:
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series A Preferred Shares to ordinary shares			5,807	959
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series B Preferred Shares to ordinary shares			3,521	582

Net income attributable to ordinary shareholders—basic—pro forma (unaudited)			62,018	10,245

Minus:
Change in share-based compensation expense due to remeasurement of the redemption right granted to employees			(887)	(147)

Net income attributable to ordinary shareholders—diluted—pro forma (unaudited)			61,131	10,098

Denominator:
Weighted average number of ordinary shares outstanding			929,119,153	929,119,153
Assumed conversion of Series A Preferred Shares to ordinary shares (unaudited)			102,409,639	102,409,639
Assumed conversion of Series B Preferred Shares to ordinary shares (unaudited)			62,086,776	62,086,776

Denominator used for earnings per share pro forma—basic (unaudited)			1,093,615,568	1,093,615,568

Plus:
Dilutive effect of Restricted Shares			42,367,385	42,367,385

Denominator used for earnings per share pro forma—diluted (unaudited)			1,135,982,953	1,135,982,953

Pro forma earnings per share—basic (unaudited)			0.0567	0.0094

Pro forma earnings per share—diluted (unaudited)			0.0538	0.0089

In 2011, 2012 and 2013, 2,350,000, 14,017,500 and 37,740,000 ordinary shares held in the Share Award Scheme Trust were included in the basic and dilutive net earnings (loss) per share calculation, respectively. As a result of the Group’s net loss for the year ended December 31, 2011, incremental weighted average number of

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

49,942,235 ordinary shares of the assumed conversion from the Company’s Series A Preferred Shares and incremental weighted average number of 18,320,467 ordinary shares of the assumed vesting of the Company’s unvested Restricted Shares were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive. In the year ended December 31, 2013, 24,264,042 of written put options held by a non-controlling shareholder are excluded from the calculation of the diluted earnings per share as their inclusion would have been anti-dilutive.

21. EMPLOYEE BENEFIT

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries in the PRC and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB7,698, RMB12,665 and RMB36,814 (US$6,081) for the years ended December 31, 2011, 2012 and 2013, respectively.

22. FAIR VALUE MEASUREMENT

ASC 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured or disclosed at fair value

In accordance with ASC 820-10, the Group measures available-for-sale securities, financial liabilities and payable for contingent consideration at fair value on a recurring basis. The fair value of the investment in Sungy’s ordinary shares which was classified as the available-for-sale equity security is measured based on the market price in an active market. The Convertible Note which was classified as the available-for-sale debt security is classified within Level 3 as the fair value is measured based on business enterprise value allocation method. The contingent consideration for the acquisition of Photo Grid Business is classified within Level 3 as the fair value is measured based on inputs linked to the achievement by Photo Grid Business of certain performance target that are unobservable in the market. The fair value of the redemption right granted to a non-controlling shareholder is classified within Level 3 as the fair value is measured based on certain inputs that are unobservable.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

The carrying value of the fixed-rate time deposits approximates fair value due to its short-term nature and low credit risks.

The Group measures certain financial assets, including loans receivable and equity method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.

For the year ended December 31, 2012, liabilities measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2012 using
	Total fair value at December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
Payable for contingent consideration	2,906	—	—	2,906

Total liabilities measured at fair value	2,906	—	—	2,906

For the year ended December 31, 2013, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at December 31, 2013 using
	Total Fair Value at December 31, 2013	Total fair value at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale securities	61,683	10,189	55,780	—	5,903

Total assets measured at fair value	61,683	10,189	55,780	—	5,903

Redemption right granted to a non-controlling shareholder	3,551	587	—	—	3,551
Payable for contingent consideration	11,974	1,978	—	—	11,974

Total liabilities measured at fair value	15,525	2,565	—	—	15,525

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2012 and 2013.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

The Company has measured (i) the Convertible Note which classified as available-for-sale debt security (ii) the contingent consideration payable and (iii) the redemption right granted to a non-controlling shareholder at fair values on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2013. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Valuation techniques	Unobservable inputs	Estimation		Change in unobservable inputs	Change in fair value
Available-for-sale security	Guideline company method and business enterprise value allocation method	Enterprise value	US$	2,134	Increase / (decrease)	Increase /(decrease)
		Discount for lack of marketability		22.5%	Increase / (decrease)	Decrease / (Increase)
		Volatility		48.9%	Increase / (decrease)	Decrease / (Increase)
Contingent consideration payable	Discount cash flow method	Performance target		99%	Increase / (decrease)	Increase / (decrease)
Redemption right granted to a non-controlling shareholder	Discount cash flow method	Volatility		44%	Increase / (Decrease)	Increase / (Decrease)

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2011, 2012 and 2013:

	Redemption right granted to a non-controlling shareholder	The Convertible Note	Contingent Consideration Payable
	RMB	RMB	RMB
Balance as of January 1, 2011	—	—	—
Recognized during the year	—	—	5,113
Realized or unrealized loss	—	—	496

Balance as of December 31, 2011	—	—	5,609

Realized or unrealized loss	—	—	297
Settlement	—	—	(3,000)

Balance as of December 31, 2012	—	—	2,906

Recognized during the year	14,697	6,097	11,167
Realized or unrealized loss	(11,146)	(194)	1,067
Settlement	—	—	(3,000)
Foreign exchange translation adjustments	—	—	(166)

Balance as of December 31, 2013	3,551	5,903	11,974

Balance as of December 31, 2013 in US$	587	975	1,978

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Realized or unrealized losses in the Convertible Note, the contingent consideration payable and redemption right granted to a non-controlling shareholder were recorded as “Changes in fair value of available-for-sale security”, “Changes in fair value of contingent consideration” and “Change in fair value of redemption right granted to a non-controlling shareholder”, respectively, in the consolidated statements of comprehensive income.

23. SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, as amended by ASU 210-09, the Company evaluated subsequent events through March 6, 2014, which was also the date that these consolidated financial statements were issued.

On January 1, 2014, the board of directors have approved the award of 4,150,000 Restricted Shares to certain eligible employees and an executive officer under the KIS Share Award Scheme, among which 3,750,000 Restricted Shares will vest over a four-year period, with 50% of the awards vesting on the second anniversary of the grant date and 25% of the awards vesting on a yearly basis thereafter, and 400,000 Restricted Shares will vest over a four-year period, with 12.5% of the awards vesting the end of the first quarter after the grant date, 12.5% of the awards vesting on the first anniversary, and 25% of the awards vesting on a yearly basis thereafter.

On January 2, 2014, Cheetah Technology entered into a share purchase agreement with NDP Media Corp. to purchase 500,000 series A preferred shares for a consideration of US$5,000.

On January 2, 2014, the Company adopted the equity incentive scheme (the “KIS Incentive Scheme”). The KIS Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the KIS Incentive Scheme is 64,497,718. The board of directors have approved the award of 14,300,000 restricted shares with an option feature at a purchase price of US$0.34 per share to certain eligible employees and an executive officer under the KIS Incentive Scheme, among which 13,900,000 restricted shares will vest over a five-year period, with 20% of the awards vesting on a yearly basis, and 400,000 restricted shares will vest over a four-year period, with 12.5% of the awards vesting at the end of the first quarter after the grant date, 12.5% of the awards vesting on the first anniversary, and 25% of the awards vesting on a yearly basis thereafter.

On January 8, 2014, Beike Internet incorporated a wholly owned subsidiary, Suzhou Jiangduoduo Technology Company Limited, with a registered capital of RMB37,854.

On February 11, 2014, Beike Internet entered into the Capital Contribution Agreement with Moxiu Technology (Beijing) Co., Ltd. (“Moxiu Technology”) and the existing shareholders of Moxiu Technology, pursuant to which Moxiu Technology will increase its registered capital by RMB571 and Beike Internet will subscribe for all such additional registered capital in full at a consideration of RMB20,000 in cash, representing a premium of RMB19,429. Further, in order to promote the business strategic cooperation between Beike Internet and Moxiu Technology, Beike Internet agreed to provide Moxiu Technology promotion resources (including but not limited to the advertisement space on the applications of Beike Internet) with a value of approximately RMB5,000 as part of the capital contribution. Upon completion of the capital contribution, the equity interest of Moxiu Technology will be owned as to 28.26% by Beike Internet.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

24. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On March 13, 2014, the Group entered into a purchase agreement with independent third parties to acquire the assets of the Jiangduoduo business (the “Jiangduoduo Business”), which comprises of the fixed assets, intellectual properties, material contracts and key employees. The acquisition was made as part of the Group’s strategy to diversify its revenue sources. The purchase consideration was determined to be RMB54,000 in cash of which 50% is due upon the completion of the acquisition. The remaining consideration will be subject to certain performance targets of the Jiangduoduo Business in the next two years.

On March 18, 2014, the Group entered into an equity transfer agreement with Kingsoft to purchase 20% ordinary shares of Kingsoft Japan, a non-wholly owned subsidiary of Kingsoft, for an aggregate purchase price of Japanese Yen (“JPY”) 614,040,000 (equivalent to RMB37,012).

On March 21, 2014, the board of directors has approved the award of 7,322,500 Restricted Shares and 31,376,131 restricted shares with an option feature at a purchase price of US$0.34 to the chief executive officer and chief technology officer under the KIS Share Award Scheme and KIS Incentive Scheme, respectively. These Restricted Shares and restricted shares with an option feature will vest over a five-year period, with 20% of the shares vesting on a yearly basis.

On March 25, 2014, the name of the Company was changed to Cheetah Mobile Inc..

On April 1, 2014, the Group entered into a transfer and license agreement with Kingsoft, pursuant to which Kingsoft agreed to transfer and license to the Group certain intellectual properties it owns that are related to the Group’s business, for a total consideration of RMB13.6 million. These intellectual properties transferred includes software copyrights, registered and pending trademarks and approved and pending patents. In addition, the Group agreed to grant Kingsoft the right to use the patents and trademarks transferred to the Group to promote Kingsoft and the Group, for an aggregate consideration of RMB0.4 million. Kingsoft also agreed to license the Group the use of certain patents and trademarks it did not transfer to the Group that are related to the Group’s business. Accordingly, the authorization and licensing agreement with Beijing Kingsoft Software, Zhuhai Kingsoft Software and Beijing Kingsoft Digital Entertainment dated January 14, 2011 has been terminated and superseded by this transfer and license agreement.

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

25. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	21,858	282,584	46,680
Short-term investments	40,376	—	—
Prepayments and other current assets	759	515	85
Due from related parities	—	72,475	11,972

Total current assets	62,993	355,574	58,737

Non-current assets
Intangible assets, net	3,758	18,815	3,108
Goodwill	—	39,435	6,514
Investment in subsidiaries	94,007	204,338	33,754

Total non-current assets	97,765	262,588	43,376

Total assets	160,758	618,162	102,113

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	51	5,257	867
Redemption right liabilities	—	5,711	943
Due to related parties	379	5,428	897
Income tax payable	—	95	16

Total current liabilities	430	16,491	2,723

Non-current liabilities
Other non-current liabilities	202	7,603	1,256

Total non-current liabilities	202	7,603	1,256

Total liabilities	632	24,094	3,979

Mezzanine equity
Series A Preferred Shares (par value of US$0.000025 per share, 102,409,639 shares authorized, issued and outstanding as of December 31, 2012 and 2013)	119,976	119,976	19,819
Series B Preferred Shares (par value of US$0.000025 per share, 122,495,531 shares authorized, issued and outstanding as of December 31, 2013)	—	321,965	53,185

Total mezzanine equity	119,976	441,941	73,004

Shareholders’ equity
Ordinary shares (par value of US$0.000025 per share; 1,897,590,361 and 1,775,094,830 shares authorized as of December 31, 2012 and 2013; 1,000,551,482 shares issued as of December 31, 2012 and 2013; 900,551,482 shares outstanding as of December 31, 2012 and 2013)	150	150	25
Additional paid-in capital	28,802	63,919	10,559
Accumulated other comprehensive income (loss)	(1,603)	13,239	2,187
Retained earnings	12,801	74,819	12,359

Total shareholders’ equity	40,150	152,127	25,130

Total liabilities, mezzanine equity and shareholders’ equity	160,758	618,162	102,113

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

Statements of Comprehensive Income

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenues	—	—	2,070	342
Cost of revenues	—	—	(1,950)	(322)

Gross profit	—	—	120	20

Operating expenses
Research and development	—	—	(12,491)	(2,063)
General and administrative	(187)	(1,541)	(15,146)	(2,501)

Total operating expenses	(187)	(1,541)	(27,637)	(4,564)

Equity in profit (loss) of subsidiaries	(30,781)	9,747	76,031	12,559
Interest income	341	1,442	2,494	412
Changes in fair value of redemption right granted to a non-controlling shareholder	—	—	11,146	1,841
Changes in fair value of contingent consideration	—	—	(973)	(161)
Foreign exchange gain	574	215	946	156

Income (loss) before income taxes	(30,053)	9,863	62,127	10,263

Income taxes	(182)	(19)	(109)	(18)

Net income (loss)	(30,235)	9,844	62,018	10,245

Other comprehensive loss, net of tax
Foreign currency translation adjustments	(2,341)	(260)	(8,807)	(1,456)

Other comprehensive loss	(2,341)	(260)	(8,807)	(1,456)

Total comprehensive income (loss)	(32,576)	9,584	53,211	8,789

Statements of Cash Flows

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net cash provided by operating activities	694	392	1,335	221
Net cash used in investing activities	(23,338)	(46,361)	(57,070)	(9,427)
Net cash provided by financing activities	93,274	628	321,965	53,185
Effect of exchange rate changes on cash	(3,255)	(209)	(5,504)	(910)

Net increase (decrease) in cash	67,375	(45,550)	260,726	43,069

Cash at beginning of the year	33	67,408	21,858	3,611

Cash at end of the year	67,408	21,858	282,584	46,680

KINGSOFT INTERNET SOFTWARE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in profit (loss) of subsidiaries” on the condensed statements of comprehensive income. The subsidiaries and VIEs did not pay any dividends to the Company for any of the years presented.

The Company only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our fourth amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their fraud, willful default or dishonesty.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the following securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act, Rule 701 under the Securities Act, Section 4(2) of the Securities Act regarding transactions not involving a public offering, or Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Purchaser	Date of sale or issuance	Type and number of securities	Consideration (US$)
FaX Vision Corporation	March 31, 2011	100,000,000 ordinary shares	2,499,000
TCH Copper Limited	July 7, 2011	95,240,964 series A preferred shares	17,278,688.07
Matrix Partners China I, L.P.	July 7, 2011	6,509,157 series A preferred shares	1,180,896.21
Matrix Partners China I-A, L.P.	July 7, 2011	659,518 series A preferred shares	119,650.26
Kingsoft Corporation Limited	May 9, 2012	551,482 ordinary shares	100,050.28
TCH Copper Limited	June 24, 2013	110,240,964 series B preferred shares	46,980,000
Kingsoft Corporation Limited	June 24, 2013	12,254,567 series B preferred shares	5,222,374
Core Pacific-Yamachi International (H.K.) Nominees Limited	May 26, 2011	100,000,000 ordinary shares	At par value of US$0.000025 per share; all the ordinary shares issued to the purchaser are held on trust for the benefit of grantees under our 2011 Share Award Scheme
Directors, executive officers and employees and consultants of our company	Various dates	149,746,131 restricted shares	Services to our company

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits

See Exhibit index beginning on page II-6 of this registration statement.

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on April 2, 2014.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer and Director

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sheng Fu and Ka Wai Andy Yeung as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the ‘‘Securities Act’’), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the ‘‘Shares’’), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the ‘‘Registration Statement’’) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jun Lei Jun Lei	Chairman of the Board of Directors	April 2, 2014

/s/ Sheng Fu Sheng Fu	Chief Executive Officer and Director (principal executive officer)	April 2, 2014

/s/ Ka Wai Andy Yeung Ka Wai Andy Yeung	Chief Financial Officer (principal financial and accounting officer)	April 2, 2014

/s/ Hongjiang Zhang Hongjiang Zhang	Director	April 2, 2014

/s/ Yuk Keung Ng Yuk Keung Ng	Director	April 2, 2014

/s/ David Ying Zhang David Ying Zhang	Director	April 2, 2014

/s/ Ke Ding Ke Ding	Director	April 2, 2014

/s/ Zhijian Peng Zhijian Peng	Director	April 2, 2014

/s/ Wei Liu Wei Liu	Director	April 2, 2014

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duty authorized representative in the United States of Cheetah Mobile Inc. has signed this registration statement or amendment thereto in New York on April 2, 2014.

Authorized U.S. Representative

By:	/s/ Amy Segler
Name: Amy Segler
Title: Service of Process Officer

Cheetah Mobile Inc.

EXHIBIT INDEX

Exhibit Number
1.1*	Form of underwriting agreement

3.1	Third amended and restated memorandum and articles of association of the Registrant, as currently in effect

3.2*	Form of fourth amended and restated memorandum and articles of association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s specimen certificate for Class A ordinary shares

4.3*	Form of deposit agreement among the Registrant, the depositary and holder of the American depositary receipts

4.4	Second amended and restated shareholders agreement between the Registrant and other parties therein, dated June 23, 2013

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered

8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

8.3	Opinion of Han Kun Law Offices regarding certain PRC tax matters

10.1	2011 share award scheme and an amendment thereto

10.2	2013 equity incentive plan

10.3	Form of indemnification agreement between the Registrant and its director and executive officers

10.4	Form of employment agreement between the Registrant and its executive officers

10.5	Series B preferred share purchase agreement, among the Registrant, TCH Copper Limited, Kingsoft Corporation Limited, and certain other parties thereto, dated June 23, 2013

10.6	Business operation agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012

10.7	Loan agreement, by and among Conew Network, Ming Xu and Wei Liu, dated June 20, 2012

10.8	Exclusive technology development, support and consultancy agreement, between Conew Network and Beijing Network, dated July 18, 2012

10.9	Exclusive equity option agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012

10.10	Shareholder voting proxy agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012

10.11	Equity pledge agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012

10.12	Financial support undertaking letter signed by Conew Network with respect to Beijing Network, dated January 17, 2014

Exhibit Number
10.13	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 18, 2012

10.14	Business operation agreement, by and among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated June 14, 2013

10.15	Loan agreement, by and among Beijing Security, Ming Xu and Wei Liu, dated June 7, 2013

10.16	Exclusive technology development, support and consultancy agreement, between Beijing Security and Beijing Antutu, dated June 14, 2013

10.17	Exclusive equity option agreement, by and among, Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated June 14, 2013

10.18	Shareholder voting proxy agreement, by and among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated June 14, 2013

10.19	Equity pledge agreement, by and among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated June 14, 2013

10.20	Financial support undertaking letter signed by Beijing Security with respect to Beijing Antutu, dated January 17, 2014

10.21	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated June 14, 2013

10.22	Business operation agreement, by and among Beijing Security, Beike Internet, Sheng Fu and Weiqin Qiu, dated January 1, 2011

10.23	Loan agreements, by and among Beijing Security, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and September 21, 2012

10.24	Exclusive technology development, support and consultancy agreement, between Beijing Security and Beike Internet, dated January 1, 2011

10.25	Exclusive equity option agreement, by and among Beijing Security, Beike Internet, Sheng Fu and Weiqin Qiu, dated January 1, 2011

10.26	Shareholder voting proxy agreement, by and among Beijing Security, Beike Internet, Sheng Fu and Weiqin Qiu, dated January 1, 2011

10.27	Equity pledge agreement, by and among Beijing Security, Beike Internet, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and amendment thereto, dated October 11, 2012

10.28	Financial support undertaking letter signed by Beijing Security with respect to Beike Internet, dated January 17, 2014

10.29	Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated January 1, 2012

10.30	Business operation agreement, by and among Beijing Security, Guangzhou Network, Ming Xu and Weiqin Qiu, dated September 1, 2013

10.31	Loan agreement, by and among Beijing Security, Ming Xu and Weiqin Qiu, dated August 5, 2013

10.32	Exclusive technology development, support and consultancy agreement, between Beijing Security and Guangzhou Network, dated September 1, 2013

10.33	Exclusive equity option agreement, by and among Beijing Security, Guangzhou Network, Ming Xu and Weiqin Qiu, dated September 1, 2013

10.34	Shareholder voting proxy agreement, by and among Beijing Security, Guangzhou Network, Ming Xu and Weiqin Qiu, dated September 1, 2013

Exhibit Number
10.35	Equity pledge agreement, by and among Beijing Security, Guangzhou Network, Ming Xu and Weiqin Qiu, dated September 1, 2013

10.36	Financial support undertaking letter signed by Beijing Security with respect to Guangzhou Network, dated January 17, 2014

10.37	Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated September 1, 2013

10.38	Cooperation framework agreement between the Registrant and Kingsoft Corporation Limited, dated December 27, 2013

10.39	Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 27, 2013

10.40**	Cooperation agreement between Beike Internet and Baidu Online Network Technology (Beijing) Co., Ltd., dated June 1, 2012

10.41**	Cooperation agreement between Beike Internet and Baidu Online Network Technology (Beijing) Co., Ltd., dated June 1, 2012

10.42**	Cooperation agreement between Beike Internet and Baidu Online Network Technology (Beijing) Co., Ltd., dated March 1, 2013

10.43**	Cooperation agreement between Beike Internet and Baidu Online Network Technology (Beijing) Co., Ltd., dated May 1, 2013

10.44*	Form of non-compete undertaking between the Registrant and Kingsoft Corporation

10.45	Authorization and licensing agreement dated January 14, 2011 by and among Beijing Security, Zhuhai Juntian, Conew Network, Beijing Kingsoft Digital Entertainment Technology Co., Ltd., Beijing Kingsoft Software Co., Ltd. and Zhuhai Kingsoft Software Co., Ltd., as amended on February 14, 2011 and December 3, 2012

10.46*	Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014

10.47	Share transfer agreement between the Cheetah Technology Corporation Limited and Kingsoft Corporation, dated March 18, 2014

21.1	List of subsidiaries of the Registrant

23.1	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (included in exhibit 5.1)

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in exhibit 8.2)

23.4	Consent of Han Kun Law Offices (included in exhibit 99.2)

24.1	Powers of attorney (included on signature page)

99.1*	Code of business conduct and ethics of the Registrant

99.2	Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3	Consent of Richard Weidong Ji

*	To be filed by amendment.
**	To be filed by amendment. Confidential treatment is being requested with respect to portions of these exhibits that have been redacted pursuant to Rule 406 under the Securities Act of 1933, as amended.